UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 10-K (Mark One) ☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2025 OR ☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ___ to ___ Commission file number 001-40653 Duolingo, Inc. (Exact name of registrant as specified in its charter) Delaware 45-3055872 (State or other jurisdiction of incorporation or organization) (I.R.S. Employer Identification No.) 5900 Penn Avenue Pittsburgh, Pennsylvania 15206 (412) 567-6602 (Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices) Securities registered pursuant to Section 12(b) of the Act: Title of each class Trading Symbol(s) Name of each exchange on which registered Class A common stock, $0.0001 per share DUOL The Nasdaq Stock Market LLC Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐ Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒ Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐ Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐ Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer”, “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐ Emerging growth company ☐ If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐ Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒ If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐ Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐ Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒ As of June 28, 2025, the last trading day of the registrant’s most recently completed second fiscal quarter, the aggregate market value of the registrant’s common stock held by non-affiliates of the registrant was approximately $13,342,902,822, based upon the closing price on that date of the common stock of $410.02. As of February 25, 2026, 40,594,239 shares of the registrant's Class A common stock were outstanding, and 6,356,052 shares of the registrant's Class B common stock were outstanding. DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant’s definitive proxy statement for its 2026 annual meeting of stockholders, which the registrant intends to file pursuant to Regulation 14A with the Securities and Exchange Commission not later than 120 days after the registrant’s fiscal year ended December 31, 2025, are incorporated by reference into Part III of this Annual Report on Form 10-K.

Table of Contents Page Special Note Regarding Forward-Looking Statements .......................................................................................... 2 Special Note Regarding Key Operating Metrics ...................................................................................................... 4 Risk Factors Summary ................................................................................................................................................ 4 Part I ............................................................................................................................................................................... 6 Item 1. Business ........................................................................................................................................................... 6 Item 1A. Risk Factors .................................................................................................................................................. 15 Item 1B. Unresolved Staff Comments ...................................................................................................................... 54 Item 1C. Cybersecurity ................................................................................................................................................ 55 Item 2. Properties ......................................................................................................................................................... 56 Item 3. Legal Proceedings .......................................................................................................................................... 56 Item 4. Mine Safety Disclosures ................................................................................................................................ 56 Part II Financial Information ........................................................................................................................................ 57 Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities ........................................................................................................................................................... 57 Item 6. [Reserved] ........................................................................................................................................................ 58 Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations .............. 58 Item 7A. Quantitative and Qualitative Disclosures About Market Risk ................................................................ 75 Item 8. Financial Statements ...................................................................................................................................... 76 Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure ............. 112 Item 9A. Controls and Procedures ............................................................................................................................ 112 Item 9B. Other Information ......................................................................................................................................... 113 Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections ................................................ 113 Part III ............................................................................................................................................................................. 113 Item 10. Directors, Executive Officers and Corporate Governance ..................................................................... 113 Item 11. Executive Compensation ............................................................................................................................. 113 Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters ........................................................................................................................................................................... 113 Item 13. Certain Relationships and Related Party Transactions, and Director Independence ...................... 114 Item 14. Principal Accountant Fees and Services .................................................................................................. 114 Item 15. Exhibits, Financial Statement Schedules .................................................................................................. 114 Item 16. Form 10-K Summary .................................................................................................................................... 114 Exhibit Index ................................................................................................................................................................. 114 Signatures ..................................................................................................................................................................... 117 1

Special Note Regarding Forward-Looking Statements This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical facts contained in this Annual Report on Form 10-K including without limitation, statements regarding our business model and strategic plans, including the introduction of new products, and our implementation thereof; statements regarding our expectations, beliefs, plans, objectives, prospects, assumptions, future events or expected performance, including our ability to compete in our industry; the sufficiency of our cash, cash equivalents and investments; and the plans and objectives of management for future operations and capital expenditures are forward-looking statements. Without limiting the generality of the foregoing, you can identify forward-looking statements because they contain words such as “may,” “will,” “shall,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “goal,” “objective,” “seeks,” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Such forward-looking statements are neither promises nor guarantees, but involve a number of known and unknown risks, uncertainties and assumptions that may cause our actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to: • our ability to retain and grow our users and sustain their engagement with our products; • competition in the online language learning industry; • our ability to maintain profitability; • the impact on our income as a result of the release of valuation allowances on deferred tax assets; • our expectations regarding fluctuations in our effective tax rate, including changes to valuation allowances, and the adequacy of our reserves; • our ability to manage our growth and operate at such scale; • the success of our investments; • our ability to accurately predict our quarterly operating results and other operating metrics; • our ability to accurately measure our user metrics and other operating metrics; • our reliance on third-party platforms to store and distribute our products and collect revenue; • the success of our development, implementation and use of artificial intelligence and machine learning technologies; • our reliance on third-party hosting and cloud computing providers; • our ability to compete for advertisements; • acceptance by educational organizations of technology-based education; • changes in our business and macroeconomic conditions; 2

• the accuracy of market research published about the Company by third-party data scraping services; and • those identified in Part II, Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations and Part I, Item 1A. “Risk Factors” in this Annual Report on Form 10-K. We caution you that the foregoing list does not contain all of the forward-looking statements made in this Annual Report on Form 10-K. You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Annual Report on Form 10-K primarily on our current expectations, estimates, forecasts, and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. These statements are based upon information available to us as of the date of this Annual Report on Form 10-K and, although we believe that we have a reasonable basis for each forward-looking statement contained in this Annual Report on Form 10-K, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. We cannot guarantee that the future results, levels of activity, performance, or events and circumstances reflected in the forward-looking statements will be achieved or occur at all. Moreover, we operate in a very competitive and rapidly changing environment. The results, events, and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements. You should not place undue reliance on our forward-looking statements. The forward-looking statements made in this Annual Report on Form 10-K relate only to events as of the date on which the statements are made. While we may elect to update such forward-looking statements at some point in the future, unless required by applicable law, we disclaim any obligation to do so, even if subsequent events cause our views to change. You should read this Annual Report on Form 10-K and the documents that we reference in this Annual Report on Form 10-K completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of the forward-looking statements in this Annual Report on Form 10-K by these cautionary statements. Unless the context otherwise requires, all references in this Annual Report on Form 10-K to “Duolingo,” the “Company”, “we,” “our,” “us,” or similar terms refer to Duolingo, Inc. and its subsidiaries. 3

Special Note Regarding Key Operating Metrics We manage our business by tracking several operating metrics, including monthly active users (MAUs), daily active users (DAUs), paid subscribers, subscription bookings, and total bookings. We believe each of these operating metrics provides useful information to investors and others. For information concerning these metrics as measured by us, see Part II, Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Key Operating Metrics and Non-GAAP Financial Measures.” While these metrics are based on what we believe to be reasonable estimates of our user base for the applicable period of measurement, there are inherent challenges in measuring how our platform is used. These metrics are determined by using internal data gathered on an analytics platform that we developed and operate and have not been validated by an independent third party. This platform tracks user account and session activity. If we fail to maintain an effective analytics platform, our metrics calculations may be inaccurate. We believe that these metrics are reasonable estimates of our user base for the applicable period of measurement, and that the methodologies we employ and update from time-to-time to create these metrics are reasonable bases to identify trends in user behavior. Because we update the methodologies we employ to create metrics, our operating metrics may not be comparable to those in prior periods. See “Risk Factors—Our user metrics and other operating metrics are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may negatively affect our reputation and our business” included in Part I, Item 1A. of this Annual Report on Form 10-K. Other companies, including companies in our industry, may calculate these metrics differently. Risk Factors Summary The following is a summary of the principal risks that could materially adversely affect our business, financial condition, and results of operations, all of which are more fully described in Part I, Item 1A. “Risk Factors.” This summary should be read in conjunction with Part I, Item 1A. “Risk Factors” and should not be relied upon as an exhaustive summary of the material risks facing our business. • If we fail to keep existing users or add new users, or if our users decrease their level of engagement with our products or do not convert to or remain paying users, our revenue, financial results and business may be significantly harmed. • The online language learning industry is highly competitive, with low switching costs and a consistent stream of new products and entrants, and innovation by our competitors may disrupt our business. • Changes to our existing brand and products, or the introduction of a new brand or products, could fail to attract or keep users or generate revenue and profits. • We have had operating losses in the past and we may not be able to achieve or maintain profitability in the future. • We have grown rapidly in recent years and have limited operating experience at our current scale of operations. If we are unable to manage our growth effectively, our brand, company culture and financial performance may suffer. • Our costs are continuing to grow, and some of our investments have the effect of reducing our operating margin and profitability. If our investments are not successful, our business and financial performance could be harmed. 4

• Our operating results and other operating metrics may fluctuate from quarter to quarter, which makes these metrics difficult to predict. • Our user metrics and other operating metrics are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may negatively affect our reputation and our business. • We rely primarily on a limited number of third-party platforms such as the Apple App Store and the Google Play Store to distribute our products and collect payments. If we are unable to maintain a good relationship with such platform providers, if their terms and conditions or pricing changes to our detriment, if we violate, or if a platform provider believes that we have violated, the terms and conditions of its platform, or if any of these platforms loses market share or falls out of favor or is unavailable for a prolonged period of time, our business will suffer. • We rely on third-party hosting and cloud computing providers, like Amazon Web Services (“AWS”) and Google Cloud, to operate certain aspects of our business. A significant portion of our product traffic is hosted by a limited number of vendors, and any failure, disruption or significant interruption in our network or hosting and cloud services could adversely impact our operations and harm our business. • If we are not able to maintain the value and reputation of our brand, our ability to expand our base of users may be impaired, and our business and financial results may be harmed. • Our growth and profitability rely, in part, on our ability to attract and keep users through cost- effective marketing efforts, including through our social media presence, use of social media influencers and performance marketing. Any failure in these efforts could materially adversely affect our business, financial condition and results of operations. • Our business is subject to complex and evolving U.S. and international laws and regulations. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business. • Our success depends, in part, on our ability to access, protect, collect, use, and otherwise process Personal Data, and our failure or perceived failure to comply with the varying and rapidly- evolving regulatory framework on privacy and data protection across jurisdictions could result in claims or other forms of liability, increased cost of operations, reputational harm, or declines in user growth or engagement, or otherwise have a material adverse effect on our business. • Our development, implementation and use of artificial intelligence (“AI”) and machine learning technologies, including third-party technologies, may not be successful, which may impair our ability to compete effectively, result in reputational harm and have an adverse effect on our business. Moreover, regulatory and legislative developments on the use of AI and machine learning could adversely affect our use of such technologies in our products and services as well as our operating results. • From time to time, we may be party to intellectual property, including copyright, related litigation and proceedings that are expensive and time consuming to defend, and, if resolved adversely, could materially adversely impact our business, financial condition and results of operations. • We may fail to adequately obtain, protect and maintain our intellectual property rights or prevent third parties from making unauthorized use of such rights. • The dual class structure of our common stock has the effect of concentrating voting control with a limited number of affiliated stockholders, which will limit or preclude your ability to influence corporate matters or transactions that require stockholder approval. 5

Part I Item 1. Business Our mission is to develop the best education in the world and make it universally available. Although education can open the door to economic opportunity, it is also among the principal sources of inequality: the privileged can get the best education in the world, while those with fewer resources, especially in developing countries, may not be able to get even basic schooling. That is why we started Duolingo. We believe that everyone, regardless of how wealthy they are, should have access to high quality education. And today, the technology necessary to enable this is in the hands of billions of people, in the form of a smartphone. At Duolingo, we build products native to the smartphone—bite-sized, on- demand and engaging—to make learning accessible and effective, opening doors for everyone alike. Who We Are Duolingo is a technology company founded by two engineers, Luis von Ahn and Severin Hacker. Luis and Severin met at Carnegie Mellon University, where Luis was a professor in the Computer Science Department and Severin was his Ph.D. student. Luis, a MacArthur Fellow, grew up in Guatemala and witnessed firsthand the tremendous impact that access to high quality education can have on people’s lives. Luis and Severin bonded over the dream of building an intelligent learning system informed by massive amounts of user engagement data that could deliver superior learning outcomes. Our team, which as of December 31, 2025, consisted of more than 900 passionate employees, including more than 430 engineers, aims to build the most sophisticated education platform in the world. We believe that by combining modern technology, the very best talent, and a mission-driven approach, we can create better learning experiences and meaningful improvements in efficacy. Our products are powered by sophisticated data analytics and AI and delivered with world-class art, animation, and design to make it easier for learners to stay motivated, master new material, and achieve their learning goals. Our Business Our flagship app has organically become the world’s most popular way to learn languages and the top- grossing Education app in the app stores. For many, Duolingo has become synonymous with language learning: for example, on Google, people search for the term “Duolingo” much more often than “learn Spanish.” We are particularly proud that our learners come from the entire socioeconomic spectrum, ranging from billionaires and celebrities to recently resettled refugees, a rare instance in which more money does not imply better access to a high quality educational platform. We started with a focus on teaching languages because of the profound impact learning a new language can have on people’s lives, as well as the large market opportunity. According to HolonIQ in January 2024, consumer spend on both online and offline language learning is expected to reach about $123 billion by 2027. Driving much of the demand for language learning is the reality that English can unlock tremendous economic opportunity. And the power of language learning is not limited to economic advancement. Learning another language can unlock new experiences and deepen human connections, ranging from navigating a first trip to another country to communicating with family members of an older generation. As of December 31, 2025, Duolingo offers over 250 total language courses to more than 130 million monthly active users. To provide perspective on our reach, in the United States (“U.S”), the number of people learning a language using Duolingo is greater than the number of K-12 students taking a foreign language class in school, and there are more people learning certain languages on Duolingo, like Irish and Hawaiian, than there are native speakers of those languages worldwide. 6

While languages remain our core focus, we began expanding into additional subjects aligned with our mission to develop the best education in the world and make it universally available. We now offer courses in Math and Music, and recently launched Chess, which is growing rapidly as learners embrace these new subjects on the Duolingo platform. Duolingo is the learning product built for the mobile generation: bite-sized, on-demand, and fun. We believe that the hardest part of learning something new is staying motivated, so we build gamification features into our platform to motivate our learners, and we run thousands of A/B tests to optimize each feature for maximum engagement. Our obsession with user experience has yielded affinity and loyalty in our learners, which in turn has helped us cultivate millions of brand advocates who tell their friends and families about our products. Our brand has become part of pop culture, appearing in internet memes and in sketches on late night comedy shows. All of this has allowed us to grow our business organically, primarily driven by word-of-mouth and brand buzz, and supplemented by selective and targeted paid user acquisition. Our millions of learners complete nearly 2 billion exercises every day, creating what we believe to be the world's largest learning dataset. This data powers the high volume A/B testing and AI-driven systems that we use to continually improve how well we teach. According to an internal study, learners who completed five sections of Duolingo achieved proficiency comparable to five university semesters of language education. Independent studies corroborate this finding: Duolingo learners’ speaking skills were found to match those of university students, and users learning English on Duolingo outperformed students in traditional classroom settings on standardized language proficiency tests. Studies also found that our instructional quality continued to improve, and new learning features like Roleplay, Explain My Answer, DuoRadio, and Video Call contributed to increased learner confidence and measurable gains in listening and speaking skills. We believe rapid advances in Artificial Intelligence (“AI”) will fundamentally change the way people learn. As a technology company and global education platform, we believe we are well positioned to play a leading role in this innovation. AI plays an increasingly important role in how we provide effective learning experiences and generate content at scale. For example, Roleplay, Explain My Answer, and Video Call are all AI-powered learning features. While the use of AI enhances the learning experience and supports product innovation at scale, it also requires increased investment in computing infrastructure and related costs, which we actively manage as we continue to expand these capabilities. Our ability to operate at scale supports our freemium business model, which means allowing users to access our content for free and charging a subscription for additional features, is core to our success because it enables significant user scale. We intentionally do not put our learning content behind a paywall. Anyone can download the Duolingo App, use it for as long as they like, and complete as many of our courses as they choose, all without paying anything. Learners who use Duolingo for free see an ad at the end of each lesson, whereas learners who purchase one of our paid subscriptions enjoy an ad-free experience and access to additional features. As of December 31, 2025, approximately 9% of our monthly active users were paid subscribers. Our paid subscriber penetration has increased significantly since we launched our paid subscription in 2017 and, combined with our user growth, has driven strong revenue growth each year since. We have a strong future roadmap of feature improvements and optimizations, and believe our subscriber base has strong growth ahead. Our growth and competitive differentiation have been driven by two mutually-reinforcing flywheels: our learning flywheel and our investment flywheel. • Learning flywheel: The greater the scale of our learner base, the more we can use insights from data to improve both engagement and efficacy. We do this through continual experimentation. Table of Contents 7

The more engaging our products are, and the more effectively we teach, the more our learners tell their friends about Duolingo and the more we continue to grow our learner base. • Investment flywheel: The scale of our learner base and word-of-mouth growth allows us to focus our capital investments on product innovation and data analytics, rather than relying primarily on brand or performance marketing. The more learners use Duolingo and convert into paid subscribers, the more we are able to invest in creating an even more delightful, engaging and effective learning experience. In turn, this increases our popularity and user scale, as well as the effectiveness of our data analytics and AI systems, further widening our moat. In 2016, we launched the Duolingo English Test, an online, on-demand assessment of English proficiency. Every year, millions of people around the world seek to demonstrate English proficiency for a variety of reasons, including university admissions, work visas, and job applications. We developed the Duolingo English Test because language assessment has lacked innovation, with the most popular English proficiency tests still administered in physical testing centers and usually costing hundreds of dollars per test. By offering a more accessible, online option that is both rigorous and accurate, we provide greater opportunities for aspiring students and professionals dependent on the successful completion of these high stakes assessments. As of December 31, 2025, over 6,100 education programs around the world accept the Duolingo English Test results as proof of English proficiency for international student admissions, with over 5,300 of those being higher education programs. These include 24 of the top 25 undergraduate programs in the U.S. ranked by international enrollment, as well as all of the Ivy League, MIT, and Stanford. We believe that there is a significant opportunity to diversify the scope of our platform beyond language learning to a variety of subjects, using the same product-focused, mobile-first, gamified approach to education. In 2022 we launched a math course that motivates both children and adults to sharpen their mental math skills and continue to develop our standards-aligned curriculum. In 2023, we launched a music course that's designed to teach music literacy, including how to read music notes and play songs. In 2025, we launched a new chess course to teach one of the world’s most popular games. These courses have all been integrated into the Duolingo App. We believe new products will leverage our scalable technology platform and benefit from our core competencies in product development, gamification and use of advanced data-driven analytics to deliver quantifiable efficacy. We believe that expanding the scope of our platform to additional learning subjects will further expand our addressable market. The Duolingo Learning Experience The Duolingo learning experience sits at the rare intersection of fun and self-improvement. We believe that learners love Duolingo because: • It's fun. Duolingo feels more like a mobile game than an education product. Our bite-sized lessons and gamification features motivate learners to come back each day to continue learning. As of December 31, 2025, there were about 43 million daily active users with a 7-day streak or longer, and about 15 million daily active users with a 365-day streak or longer. A streak indicates the number of days in a row a lesson is completed. • It's effective. Learners stick with Duolingo at first because it’s fun, and then over time also because they find that it works. Our expert-designed courses help learners build robust skills, and our AI technologies power personalization leading to superior learning outcomes. For more information, please visit https://www.duolingo.com/efficacy. • It's free. Every course on Duolingo is free to access. Learners can spend as much time learning as they want and complete any and every course without paying. This lowers barriers to start learning and to keep learning. Table of Contents 8

In a world where people are increasingly engaged in immersive, bite-sized, mobile-first experiences, we provide an experience that also results in learning valuable skills. The Duolingo Method The Duolingo Method, which is our approach to teaching, comprises five principles that guide how we create new learning content, design engaging lessons, and build courses that are as effective as they are fun. Our learning, product, and design teams have developed this approach by combining research on teaching and learning, our experiences as teachers, and the results of more than a decade studying how our self-guided learners learn best. • Learn by doing. Each Duolingo lesson is designed with interactive exercises that put learners at the center of their own learning and allows them to immediately use what they are learning. This type of learning-by-doing engages the brain and leverages its natural ability to pick up on patterns present in the surroundings, often without conscious realization—it's a fundamental way our minds operate. Duolingo lessons draw learners' attention to important patterns (such as verb conjugations or word order rules for language, or fraction creation for math), helping to solidify these concepts over time so that learners are ready to use what they learn in the real world. • Learn in a personalized way. Tailored lessons enable learners to progress at their own pace, adapting the material to their individual strengths and weaknesses. Our AI models track their learning journey, adjusting the order and difficulty of the exercises they see so that they are always seeing a balance of familiar and more challenging content. Research shows that giving learners just the right level of difficulty—right at the edge of what they know—pushes them toward developing new skills and leads to higher engagement. We also use algorithms to create unique practice sessions that help learners strengthen the skills where they could use the most help. • Focus on what matters. Our curricula are informed by national and international standards to provide comprehensive coverage of what’s considered important for each field of knowledge. We then complement these documented standards with our learning experts' experience to develop well-rounded courses that give learners a strong foundation and all the tools to take their learning out into the world. • Stay motivated. The entire Duolingo experience is designed to support learners in maintaining their study habits over the long term. With bite-sized lessons that require just a few minutes to complete, fitting study into a busy schedule becomes effortless. The gamification elements within each course are designed to encourage a return to learning: completing lessons awards points and extends streaks, while offering numerous chances for collaboration and friendly competition with other learners. These features not only help learners feel a sense of accomplishment and stay driven to achieve their goals, but research also indicates they are more engaged and learn more effectively as a result. • Feel the delight. We know people learn better when they have joyful experiences, so we build light-hearted learning into every course and lesson. Our cheerful characters, with their own personalities and backstories, show up throughout the courses and make the learning experience more interesting and meaningful. Learners also find encouraging words and supportive messages from Duo the owl. And this fun spirit is in the lessons, too, because funny content sticks and makes learning more memorable. Our Technology Platform Technology is at the core of everything we do. We utilize the latest in AI, machine learning and data analytics, along with a relentless focus on A/B testing, to fuel our differentiated learning experience. Table of Contents 9

Highlights of our technology platform include: • Large data moat. With nearly 2 billion exercises completed every day on our platform, we believe we have built the world's largest collection of language-learning data. We leverage this data by developing novel AI models at the intersection of machine learning, natural language processing, and cognitive science, which enable personalized instruction and power new product features that drive both engagement and efficacy. • Robust testing framework. The foundation of our product strategy is our relentless focus on improving learner engagement through A/B testing, and we run hundreds of A/B tests on new product features each quarter. Experiments can be as simple as changing the text or color of a button, or as complex as adding a major new feature like Video Call. The velocity of our A/B testing capabilities is a core competency that we believe allows us to optimize the Duolingo learning experience at a rapid pace and leads to compounding growth of core business metrics like DAUs and paid subscribers. • Advanced AI, machine learning, and data analytics capabilities. Our machine learning capabilities allow us to leverage our data to optimize the learning experience. One example of this is our machine learning tools that evaluate every learner’s answer to every exercise every day and learn to predict the probability that any learner will answer any given exercise correctly. We use these tools to adaptively construct lessons where each exercise is “just right” in terms of difficulty for each learner. And our expertise in AI and machine learning also allow us to effectively and efficiently integrate external AI models to improve our products. For example, we are able to generate high quality course content at materially faster speeds due to leveraging AI, and AI powers numerous new learning features contributing to gains in learner outcomes. • Shared infrastructure. Products across our platform, like our flagship Duolingo App (including our Math, Music, and Chess courses), and the Duolingo English Test, share a singular technology infrastructure, which allows us to leverage operational efficiencies in implementing new features for each. With our shared infrastructure, we are able to innovate at a higher velocity. • Strict data protection and privacy standards. We are committed to abiding by the strictest privacy standards and do not sell personal data to outside parties. Our Solutions The Duolingo App The Duolingo App is the world’s most popular way to learn languages. Accessible for free, as of December 31, 2025 it offers over 250 total language courses to more than 130 million monthly active users. It is also the top-grossing app globally in the Education category on both Google Play and the Apple App Store. Duolingo can also be accessed by desktop computers via a web browser at https:// duolingo.com. Math, Music, and Chess courses are also integrated into the Duolingo App. Super Duolingo While all of Duolingo’s course content can be accessed for free, our subscription offering, Super Duolingo, offers learners additional features to enhance their learning experience. In 2021, we launched a family plan, which includes up to six subscribers under one annual plan. Duolingo Max Duolingo Max is a premium subscription tier launched in 2023 and offered to a portion of our user base and priced higher than Super Duolingo. It gives learners access to the existing features of Super Duolingo in addition to incremental features and exercises powered by AI technology. Table of Contents 10

Duolingo English Test: AI-Driven Language Assessment Launched in 2016, the Duolingo English Test is an online, on-demand, high-stakes (e.g., used for university admissions) English proficiency assessment. To take the test, an individual must have access to both (i) a computer equipped with a webcam and (ii) a smartphone, as well as a reliable internet connection. The test can be taken from anywhere, at any time. The test is “computer adaptive”, meaning it gets harder or easier depending on the performance of the test taker, and can be completed in less than an hour. Other Initiatives Duolingo also offers Duolingo for Schools and Duolingo ABC. Duolingo for Schools is a web-based tool that aims to make it easier for teachers to use the Duolingo platform in a structured learning environment, like a classroom. Duolingo ABC is an app that teaches young children early literacy skills. People and Culture Attracting and retaining amazing talent is key to our success. We believe that being located outside of Silicon Valley has helped us cultivate a unique company culture. Fundamental to Duolingo's culture is our mission orientation. Our mission tends to attract a certain kind of person. Our employees have a very strong sense of social responsibility and are interested in solving hard problems for the benefit of humanity. Over time, we have developed a set of principles that define what we value as a company and guide how we make our decisions and spend our time. Our Principles • Take the Long View. If it helps in the short-term but hurts Duolingo in the long-term, it’s not right. • Raise the Bar. To change how the world learns, we must do world-class work. • Ship It. For a good idea to become reality, we need to move with a sense of urgency. So Go, Go, Go! • Show Don’t Tell. We use clear, concise communication that is grounded in data and real impact. • Make It Fun. We bring a sense of humor, joy, and imagination to everything we do. As a result of our mission, our culture, and the challenges we work on every day, we believe we have had great success in attracting the best talent. We have a very selective recruitment process: we recruit interns and new graduates from the top computer science, design, and business programs in the country. We also recruit experienced professionals from top technology companies—and many of them relocate from other major tech hubs to Pittsburgh. We are proud to say that Duolingo was founded by two immigrants and that our employees represent a wide range of countries and backgrounds, representing the diversity of our global learner community. We believe an environment of inclusion and belonging, where individuals can excel regardless of their background, is important to our long-term performance and value. We also recognize the importance of pursuing such efforts in a legally sound manner. It is our policy to not make employment (including hiring, promotion, or compensation) decisions on the basis of any legally protected characteristic, and to consider our efforts through a legal compliance lens. Table of Contents 11

Sales & Marketing For almost a decade, Duolingo’s learner community has grown organically through word-of-mouth virality. In recent years, we have made investments in marketing to supplement our organic model and amplify the voices of our existing users. Key elements of our sales and marketing strategy include: • Brand building. Our brand marketing increases awareness of Duolingo through online and offline campaigns that drive press, social sharing, and more word-of-mouth virality. Investments in our brand enable us to drive long-term growth by attracting new learners to our platform and keeping existing learners engaged. We leverage our iconic brand on social media platforms to drive organic new user growth and engagement with entertaining content, instead of promotional content, that takes advantage of viral trends and Duolingo memes created by our community. • Owned media marketing. Our owned media marketing engages our learner community, creating millions of brand advocates who drive word-of-mouth virality by sharing their love of Duolingo within their networks. We send our learners personalized emails and push notifications that provide progress reports, lesson reminders, and sometimes a simple message of positivity to encourage them to remain engaged. • Paid acquisition. We complement and accelerate our organic user growth with strategic and targeted paid user acquisition. Our performance marketing strategy is focused on targeting high quality user segments around the world that are more likely to retain well as users and/or subscribe. • Geographic expansion. In markets where our organic awareness is relatively low and the opportunity for growth is strong, we hire experienced local marketing managers and engage in localized social media and influencer-led campaigns, app store optimization, and paid advertising to generate interest in our products and drive new learner growth. Industry Trends We believe the following market trends will contribute to the continued success of our platform: • AI will increasingly shape online learning. Rapid advances in AI, particularly large language models, will change how people use technology to learn. We believe that this trend will continue to accelerate, and that it will offer an almost unimaginable set of opportunities for companies at the nexus of technology and education to teach at scale. • Online learners seek engaging, mobile-first experiences. Consumers are increasingly accustomed to the highly engaging design of social media apps and mobile games. We believe that consumers turning to online learning will not only prefer the convenience and control that mobile apps provide, but also expect experiences to be highly engaging. Competition We believe that our relentless focus on building an engaging and effective learning product, powered by our freemium model, has led to a leading market position, as measured by downloads, active users, and brand awareness. However, learners have a variety of options when choosing to learn a language. We compete for learners’ time, attention, and share of wallet not only with other online and app-based language learning platforms but also with offline forms of language learning. Because of the extensibility of the Duolingo platform beyond language learning, we also compete with language learning assessment providers, literacy platforms, as well as math, music, and chess learning products. We believe that our ability to compete successfully depends primarily on the following factors: • Continued growth in internet access and mobile adoption around the world; Table of Contents 12

• Our ability to continue to increase our learner base through organic, word-of-mouth and the ongoing engagement provided by our free user experience; • Our ability to maintain the value and reputation of our brand; • Our ability to obtain, protect and maintain our intellectual property rights and proprietary technology; • The scale, growth and engagement of our learners relative to those of our competitors; • Our ability to introduce new, and improve on existing, features and products in response to competition, learner preferences, and market and industry trends; and • Our ability to continue developing new monetization features and improving on existing features. Intellectual Property We own several trademarks that have been registered, or for which registration applications are pending, in the U.S. as well as in a number of foreign jurisdictions. These trademarks include, among others, the word marks “Duolingo” and Duolingo in Chinese, and certain logos used in connection with our business, including our mascot Duo. The registrations of these trademarks are effective for varying periods of time and may be renewed periodically provided we comply with all applicable renewal requirements, including, where necessary, the continued use of the trademarks in the applicable jurisdictions in connection with certain goods and services. We may consider pursuing trademark registrations for additional marks and for additional jurisdictions if and to the extent we believe such registrations would be beneficial to our business and cost-effective. We have registered several domain names, including www.duolingo.com, and we own several copyrights (both registered and unregistered) covering logos and characters used in our business, including Duo. We also enter into, and rely on, confidentiality and proprietary rights agreements with our employees, consultants, contractors and business partners to protect our trade secrets, proprietary technology and other confidential information. We further protect the use of our proprietary technology and intellectual property through provisions in both our user terms of use on our website and in our agreements with service providers. In addition to the described trademark and domain name protection, Duolingo has filed two patent applications directed to proprietary techniques we developed for generating language proficiency test questions and evaluating language proficiency as part of an on-going program to identify and protect innovations developed by the Company. We expect that this program will continue and increase in size going forward. For information regarding risks related to our intellectual property, please see “Risk Factors —Risks Related to Our Intellectual Property.” Government Regulation We are subject to many U.S. federal and state and foreign laws and regulations, including those related to privacy, rights of publicity, data protection, payment processing, disability rights, digital accessibility standards, content regulation, intellectual property, health and safety, competition, protection of minors, consumer protection, and taxation. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended in a manner that could harm our business. In addition, the application and interpretation of these laws and regulations often are uncertain, particularly in new and rapidly evolving industries. We collect and use personal information to create online accounts, process e-commerce transactions, provide customer service, support, and for other purposes. The regulatory framework for data protection, Table of Contents 13 privacy and information security is evolving rapidly. For example, the U.S. Federal Trade Commission (“FTC”) and many state attorneys general are applying federal and state consumer protection laws to require that the online collection, use and dissemination of data, the presentation of website or other electronic content, and broad commercial and digital marketing activities, comply with certain standards for notice, choice, security and access, among other things. Courts may also adopt these developing standards. A number of states, including but not limited to California and Virginia, have enacted laws or are considering the enactment of laws governing the personal information received from consumers, and imposing new requirements around the collection, use, sharing, and handling of data collected from or about consumers or their devices. In many cases, the specific limitations imposed by these standards are subject to interpretation by courts and other governmental authorities. In addition, federal and state regulators have interpreted various rules and regulations as requiring companies like ours to implement reasonable data security controls and measures. We are also subject to laws that govern specific types of data and/or specific types of marketing or other consumer engagement activities. For example, the Children’s Online Privacy Protection Act (“COPPA”) applies to operators of commercial websites and online services directed to U.S. children under the age of 13 that collect personal information from children and to operators of general audience sites that have actual knowledge that they are collecting information from U.S. children under the age of 13. Our Duolingo App is aimed at a general audience and we employ an age-gating procedure whereby anyone from the U.S. identifying themselves as being under the age of 13 during the registration process receives an ad-free version of the service, with special enrollment procedures and restricted information practices. We also apply age-gating for non-US users of the Duolingo App according to foreign laws. The Duolingo English Test service requires parental consent for users under the age of 13. The Duolingo ABC app is aimed at users under the age of 13 but does not collect personal information directly from the user beyond that required to use the app. Other laws such as the Restore Online Shoppers’ Confidence Act (“ROSCA”) and analogous state laws require certain and consent mechanisms, among other things, in relation to recurring payments and subscription based products or services. These rules are enforced by federal and state regulators and can subject companies to significant penalties, fines and injunctive relief. In addition, federal and state agencies regularly investigate and bring enforcement actions under general unfair or deceptive acts or practices laws (referred to as “UDAP” statutes) in relation to a broad array of sales, marketing and advertising activities. We also have many subscribers who access and pay for our services from outside the U.S. Foreign data protection, e-commerce, privacy, consumer protection, content regulation and other laws and regulations are often more restrictive or burdensome than those in the U.S., and those governments may attempt to apply such laws extraterritorially or through treaties or other arrangements with U.S. governmental entities. For example, in the European Economic Area (“EEA”) we are subject to the General Data Protection Regulation 2016/679 (“GDPR”) and in the United Kingdom (“U.K.”) we are subject to the U.K. GDPR. The GDPR and the U.K. GDPR impose strict data protection compliance requirements including: providing detailed disclosures about how personal data is collected and processed (in a concise, intelligible and easily-accessible form); demonstrating that an appropriate legal basis is in place or otherwise exists to justify data processing activities; compliance with rights for data subjects in regard to their personal data (including the right to be “forgotten” and the right to data portability), notifying data protection regulators or supervisory authorities (and in certain cases, affected individuals) of significant data breaches; confirming that appropriate safeguards are in place where personal data is transferred out of the EEA and the U.K.; limiting retention of personal data; maintaining a record of processing activities; and complying with the principle of accountability and the obligation to demonstrate compliance through policies, procedures, training and audit. Brazil also enacted the Lei Geral de Proteção de Dados (the “Brazilian General Data Protection Law”), which became effective in August 2020 and imposes requirements largely similar to GDPR on products Table of Contents 14 and services offered to users in Brazil. We may also be subject in China to the Cybersecurity Law that went into effect in June 2017 and a revision of the Personal Information Security Specification that went into effect in October 2020, which have uncertain but broad application and impose a number of new privacy and data security obligations. In the summer of 2021, China passed the Data Security Law of the P.R.C., which came into effect on September 1, 2021. China also passed the Personal Information Protection Law of the P.R.C. (“PIPL”), which came into effect on November 1, 2021. The PIPL resembles GDPR in many aspects but will create new and challenging obligations for companies doing business in China. Under these new regulations, if an entity operating in China violates the law, regulators may order it to take corrective actions, issue warnings, confiscate illegal income, suspend services, revoke operating permits or business licenses, or issue a fine. The fine can be up to ¥50 million or 5 percent of an organization’s annual revenue for the prior financial year. A broad range of other countries continue to explore either new privacy and data security laws or changes to existing laws. Available Information Our website address is www.duolingo.com. The contents of, or information accessible through, our website are not part of this Annual Report on Form 10-K. The reference to our website address does not constitute incorporation by reference of the information contained on or available through our website, and you should not consider such information to be a part of this Annual Report on Form 10-K. We make our filings with the SEC, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements, reports under Section 16 of the Exchange Act and all amendments to those reports, available free of charge on our website as soon as reasonably practicable after we file such reports with, or furnish such reports to, the SEC. Item 1A. Risk Factors Our business, operations and financial results are subject to various risks and uncertainties that could materially adversely affect our business, financial condition, results of operations and the trading price of our Class A common stock. You should carefully consider the risks and uncertainties described below, together with all of the other information contained in this Annual Report on Form 10-K, including Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and the related notes. If any of the following risks actually occur, it could harm our business, prospects, financial condition, and results of operations and future prospects. In such an event, the market price of our Class A common stock could decline and you could lose all or part of your investment. This Annual Report on Form 10-K also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of factors that are described below and elsewhere in this Annual Report. Risks Related to Our Business and Industry If we fail to keep existing users or add new users, or if our users decrease their level of engagement with our products or do not convert to or remain paying users, our revenue, financial results and business may be significantly harmed. The size of our user base and our users’ level of engagement and paid conversion are critical to our success. Our financial performance has been and will continue to be significantly determined by our success in adding, keeping and engaging users of our products and converting them into paying subscribers who remain continuing paying subscribers. We expect that the size of our user base will fluctuate or decline in one or more markets from time to time. If people do not perceive our products to be useful, effective, reliable, or trustworthy, we may not be able to attract or keep users or otherwise maintain or increase the frequency and duration of their engagement or the percentage of users that are converted into or remain paying subscribers. There is no guarantee that we will not experience an erosion of our Table of Contents 15 user or subscriber base or engagement levels. User engagement can be difficult to measure, particularly as we introduce new and different products and services. Any number of factors can negatively affect user stickiness, growth, engagement and conversion, including if: • users increasingly engage with other competitive products or services instead of our own; • user behavior on any of our products changes, including decreases in the frequency and duration of use of our products and services; • users feel that their experience is diminished as a result of the decisions we make with respect to the frequency, prominence, format, size and quality of internal or external ads that we display; • users lose confidence in our ability to teach language or there is a decrease in user stickiness as a result of users no longer being interested in pursuing online language learning or reaching a point where they feel our product cannot advance their language ability; • users are no longer willing to pay for subscriptions or in-app purchases (“IAPs”) or we are unable to increase the price of our subscriptions or IAPs; • users have difficulty installing, updating or otherwise accessing our products on mobile devices as a result of actions by us or third parties that we rely on to distribute our products and deliver our services; • we fail to introduce new features, products or services that users find engaging or that are well received, or if we introduce new products or services, or make changes to existing products and services, that are not favorably received or that we are not able to monetize; • initiatives designed to attract and keep users and increase engagement are unsuccessful or discontinued, whether as a result of actions by us, third parties or otherwise; • third-party initiatives that may enable greater use of our products, including low-cost or discounted data plans, are discontinued; • we adopt terms, policies or procedures related to areas such as user data or advertising that are perceived negatively by our users or the general public; • users become concerned about our user data practices or other matters related to privacy, security and the sharing of user data; • we fail to combat inappropriate or abusive activity on our platform; • we fail to provide adequate customer service to users, marketers or other partners; • we fail to protect our brand image or reputation; • we, our partners, or companies in our industry are the subject of adverse media reports or other negative publicity, including as a result of our or their user data practices; • technical or other problems prevent us from delivering our products in a rapid and reliable manner or otherwise affect the user experience, such as unplanned site outages due to our failure or the failure of third-party systems we rely on, security breaches, distributed denial-of-service attacks or failure to prevent or limit spam or similar content; • there is decreased engagement with our products as a result of internet shutdowns or other actions by governments that affect the accessibility of our products in any of our markets; Table of Contents 16

• there is decreased engagement with our products, or failure to accept our terms of service, as part of changes that we have implemented, or may implement, in the future in connection with regulations, regulatory actions or otherwise; • there is decreased engagement with our products as a result of changes in prevailing social, cultural or political preferences in the markets where we operate; or • there are changes mandated by legislation, regulatory authorities or litigation that adversely affect our products or users. From time to time, certain of these factors have negatively affected user stickiness, growth and engagement to varying degrees. If we are unable to maintain or increase our user base and user engagement, our revenue and financial results may be materially adversely affected. In addition, we may not experience rapid user growth or engagement in countries that have high mobile device penetration, but due to the lack of sufficient cellular based data networks, consumers rely heavily on Wi-Fi and may not access our products regularly throughout the day. Any decrease in user stickiness, growth or engagement may have a material and adverse impact on our revenue, business, financial condition and results of operations. If our user growth rate slows or declines, we will become increasingly dependent on paid marketing to attract users and our ability to maintain or increase levels of user engagement and monetization in order to drive revenue growth. The online language learning industry is highly competitive, with low switching costs and a consistent stream of new products and entrants, and innovation by our competitors may disrupt our business. The online language learning industry is highly competitive, with a consistent stream of new products and entrants. As a result, new products, entrants and business models are likely to continue to emerge, both in the U.S. and abroad. It is possible that a new product could gain rapid scale at the expense of existing brands through harnessing a new technology (such as generative artificial intelligence “GenAI”)), or a new or existing distribution channel, creating a new or different approach to connecting people or some other means. We compete for learners’ time, attention, and spend not only with other online and app-based language learning platforms, but also with offline forms of language learning. Because of the extensibility of the Duolingo platform beyond language learning and the Company’s Chess, Math, and Music courses, we also compete with language learning assessment providers and literacy platforms and other kinds of online learning platforms and may compete with additional types of learning platforms in the future. Current and potential competitors, both domestically and internationally, may have greater financial, technical, sales, marketing and other resources than we do, as well as in some cases, lower costs. Some competitors offer more differentiated products (for example, online learning as well as physical classrooms and textbooks) that may allow them to more flexibly meet changing customer preferences. Some of our competitors may enjoy better competitive positions in certain geographical regions, user demographics or other key areas that we currently serve or may serve in the future, or in their ability to teach certain languages or to teach speakers of certain languages other languages. These advantages could enable these competitors to offer products that are more appealing to users and potential users than our products, to respond more quickly or cost-effectively than us to new or changing opportunities, new or emerging technologies or changes in customer requirements and preferences, or to offer lower prices than ours or to offer free language-learning products or services. There are a number of free online language-learning opportunities to learn grammar, pronunciation, vocabulary (including specialties in areas such as medicine and business), reading and conversation by means of podcasts and mobile applications, audio courses and lessons, videos, games, chatbots, stories, news, digital textbooks, and through other means, which compete with our products. We estimate that there are thousands of free mobile applications for language learning; free products are provided in at Table of Contents 17 least 50 languages by private companies, universities and government agencies. Low barriers to entry allow start-up companies with lower costs and less pressure for profitability to compete with us. Competitors that are focused more on user acquisition rather than profitability may be able to offer products at significantly lower prices or for free. As translation services and products, such as wearable devices that provide translation, improve and become more widely available and used, people may generally become less interested in language learning. If we cannot successfully attract users of these products and services and convert a sufficient portion of these users into paying users, our business could be adversely affected. If other products and services become more engaging and competitive or gain widespread acceptance by the public, demand for our products could decline or we may have to lower our prices, which could adversely impact our revenue and other results. Potential competitors also include larger companies that could devote greater resources to the promotion or marketing of their products and services, take advantage of acquisition or other opportunities more readily or develop and expand their products and services more quickly than we do. Potential competitors also include established social media companies that may develop products, features, or services that may compete with ours or operators of mobile operating systems and app stores. These social media and mobile platform competitors could use strong or dominant positions in one or more markets, and ready access to existing large pools of potential users and personal information regarding those users, to gain competitive advantages over us. These may include offering different product features, services or pricing models that users may prefer, which may enable them to acquire and engage users at the expense of our user growth or engagement. If we are not able to compete effectively against our current or future competitors and products or services that may emerge, the size and level of engagement of our user base may decrease, which could materially adversely affect our business, financial condition and results of operations. Changes to our existing brand and products, or the introduction of a new brand or products, could fail to attract or keep users or generate revenue and profits. Our ability to keep, increase, and engage our user base and to increase our revenue depends heavily on our ability to continue to evolve our existing brand and products and to create successful new brands and products. We may introduce significant changes to our existing brand and products, or acquire or introduce new and unproven brands, products and product extensions, including using technologies with which we have little or no prior development or operating experience or for which the regulatory environment is still unsettled. In addition, we often introduce a new product and delay its monetization until the product is more mature and the user base is better established. We have also invested, and expect to continue to invest, significant resources in growing our products to support increasing usage as well as new lines of business, new products, new product extensions and other initiatives to generate revenue. For example, we launched our Math and Music courses, in the Duolingo App in 2022 and 2023, respectively, however, neither has generated material revenue for us. More recently, we launched Duolingo Max, which is powered by GenAI technology, and our Chess course. There is no guarantee that investing in new lines of business, new products, new product features, new product extensions and other initiatives will succeed. If our new or enhanced brands, products, features or product extensions fail to engage users, we may fail to attract or keep users or to generate sufficient revenue, operating margin, or other value to justify our investments, and our business may be materially adversely affected. We may not be able to maintain or increase profitability in the future. There can be no assurances that we will continue to maintain or increase our profitability. Our costs of revenues or operating expenses may continue to increase in the future as we increase our sales and marketing efforts and continue to invest in the development of products and services. These efforts may be costlier than we expect, and we cannot guarantee that we will be able to increase our revenue to offset Table of Contents 18 our operating expenses. In addition, our revenue growth may slow or our revenue may decline for a number of possible reasons, including reduced demand for our products or services, increased competition, a decrease in the growth or reduction in size of our overall market, strategic operational decisions in how we prioritize user engagement and long-term growth, or if we fail for any reason to capitalize on our growth opportunities. If we are unable to maintain or increase profitability in the future, it could materially adversely affect our business, financial condition and results of operations. If we are unable to manage our growth effectively, our brand, company culture and financial performance may suffer. We have experienced rapid growth and demand for our services since inception. As we have grown, we have increased our employee headcount and we expect headcount growth to continue for the foreseeable future. Further, as we grow, our business becomes increasingly complex. To effectively manage and capitalize on our growth, we must continue to expand our sales and marketing, focus on innovative product and content development, upgrade our management information systems and other processes, and obtain more space for our expanding staff. Our continued growth could strain our existing resources, and we could experience ongoing operating difficulties in managing our business across numerous jurisdictions, including difficulties in hiring, training, and managing a diffuse and growing employee base. Failure to effectively scale with our growth could harm our brand, the quality of our products and services, our ability to retain and recruit personnel and to effectively focus on and pursue our corporate objectives, and our future success. Moreover, we have been, and may in the future be, subject to legacy claims or liabilities arising from our systems and controls, content or workforce in earlier periods of our rapid development. Our limited operating experience at this scale, combined with the rapidly-evolving nature of the market in which we operate, substantial uncertainty concerning how these markets may develop, and other economic factors beyond our control, reduces our ability to accurately forecast quarterly or annual revenue. Failure to manage our future growth effectively could have a material adverse effect on our business, financial condition, and operating results. Our costs continue to increase, and some of our investments have the effect of reducing our operating margin and profitability. If our investments are not successful, our business and financial performance could be harmed. Historically, our costs have increased each year since 2011, and we anticipate that our expenses will continue to increase in the future as we broaden our user base, develop and implement new products, market new and existing products and promote our brands, continue to expand our technical infrastructure and physical office presence, and continue to hire additional employees and contractors to support our expanding operations, including our efforts to focus on privacy, safety, and security. In addition, from time to time we may be subject to settlements, judgments, fines, or other monetary penalties in connection with legal and regulatory developments that may be material to our business. We may also invest in new platforms and technologies. Some of these investments may generate only limited revenue and reduce our operating margin and profitability. If these efforts are not successful, our ability to grow revenue will be harmed, which could materially adversely affect our business and financial performance. Our operating results and other operating metrics may fluctuate from quarter to quarter, which makes these metrics difficult to predict. Our quarterly operating results and other operating metrics have fluctuated in the past and may continue to fluctuate seasonally, and from quarter to quarter, which makes them difficult to predict. Our financial Table of Contents 19 condition and operating results in any given quarter can be influenced by numerous factors, many of which we are unable to predict or are outside of our control, including, for example: • the timing, size and effectiveness of our research and development efforts; • the timing, size and effectiveness of our marketing efforts; • the timing and success of new product, service and feature introductions by us or our competitors or any other change in the competitive landscape of our market; • fluctuations in the rate at which we attract new users, the level of engagement of such users and the propensity of such users to subscribe to our brands or to purchase à la carte features; • successful expansion into international markets; • errors in our forecasting of the demand for our products and services, which could lead to lower revenue or increased costs, or both; • increases in sales and marketing, product development or other operating expenses that we may incur to grow and expand our operations and to remain competitive; • the diversification and growth of our revenue sources; • our ability to maintain gross margins and operating margins; • fluctuations in currency exchange rates and changes in the proportion of our expenses denominated in foreign currencies; • changes in our effective tax rate; • changes in accounting standards, policies, guidance, interpretations, or principles; • our development and improvement of the quality of the Duolingo language app and Duolingo English Test, other Duolingo experiences, including, enhancing existing and creating new products, services, technology and features; • the continued development and upgrading of our technology platform; • system failures or breaches of security or privacy; • our ability to obtain, maintain, protect and enforce intellectual property rights and successfully defend against claims of infringement, misappropriation or other violations of third-party intellectual property; • adverse litigation judgments, settlements, or other litigation-related costs; • changes in the legislative or regulatory environment, including with respect to privacy, intellectual property, consumer product safety, and advertising, or enforcement by government regulators, including fines, orders, or consent decrees; and • changes in business or macroeconomic conditions, lower consumer confidence in our business or in the online learning industry generally, recessionary conditions, increased inflation, increased interest rates, increased unemployment rates, stagnant or declining wages, political unrest, armed conflicts, or natural disasters. Any one of the factors above or the cumulative effect of some of the factors above may result in significant fluctuations in our results of operations. Table of Contents 20

The variability and unpredictability of our quarterly operating results or other operating metrics could result in our failure to meet our expectations or those of analysts that cover us or investors with respect to revenue or other operating results for a particular period. If we fail to meet or exceed such expectations, the market price of our Class A common stock could fall substantially, and we could face costly lawsuits, including securities class action suits. Our user metrics and other operating metrics are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may negatively affect our reputation and our business. We track certain key operational metrics, such as MAUs, DAUs, paid subscribers, subscription bookings, total bookings, and certain non-GAAP financial measures, such as Adjusted EBITDA, free cash flow, constant currency measures and non-GAAP operating expenses, to evaluate growth trends, measure our performance, and make strategic decisions. Our user metrics are calculated using internal company data gathered on an analytics platform that we developed and operate, have not been validated by an independent third party and may differ from estimates or similar metrics published by third parties due to differences in sources, methodologies, or the assumptions on which we rely. Our user metrics are also affected by technology on certain mobile devices that automatically runs in the background of our application when another phone function is used, and this activity can cause our system to miscount the user metrics associated in these instances. The methodologies used to measure these metrics require significant judgment and are susceptible to algorithm or other technical errors. We continually seek to improve the accuracy of and our ability to track such data, but given the complexity of the systems involved and the rapidly changing nature of mobile devices and systems, we expect to continue to encounter challenges, particularly if we continue to expand in parts of the world where mobile data systems and connections are less stable. In addition, we may improve or change our methodologies for tracking these metrics over time, which could result in unexpected changes to our metrics, including the metrics we publicly disclose. As a result, while any future periods may benefit from such improvement or change, prior periods may not be as accurate or comparable, or we may need to adjust such prior periods. If the internal systems and tools we use to track these metrics undercount or overcount performance or contain algorithmic or other technical errors, the data we report may not be accurate. While these numbers are based on what we believe to be reasonable estimates of our metrics for the applicable period of measurement, there are inherent challenges in measuring how our products are used across large populations globally. Errors or inaccuracies in our metrics or data could also result in misinformed business decisions and inefficiencies. For instance, if a significant understatement or overstatement of active users were to occur, we may expend resources to implement unnecessary business measures or fail to take required actions to attract a sufficient number of users to satisfy our growth strategies. Our efforts to address technical issues in our ability to record such data and improve our accuracy may not always be successful, and given the complexity of the systems involved and the rapidly changing nature of mobile devices and systems, we expect these issues to continue, particularly if we continue to expand in parts of the world where mobile data systems and connections are less stable. If our operational metrics are not accurate representations of our business, or if investors do not perceive these metrics to be accurate, or if we discover material inaccuracies with respect to these figures, our reputation may be significantly harmed, our stock price could decline, we may be subject to stockholder litigation, and our business, financial condition, and results of operations could be materially adversely affected. We rely primarily on a limited number of third-party platforms such as the Apple App Store and the Google Play Store to distribute our products and collect payments. If we are unable to maintain a good relationship with such platform providers, if their terms and conditions or pricing changes to our detriment, if we violate, or if a platform provider believes that we have violated, the Table of Contents 21 terms and conditions of its platform, or if any of these platforms loses market share or falls out of favor or is unavailable for a prolonged period of time, our business will suffer. Our products depend on mobile app stores and other third parties such as data center service providers, as well as third-party payment aggregators, computer systems, internet transit providers and other communications systems and service providers. Our mobile applications are almost exclusively accessed through and depend on the Apple App Store and the Google Play Store. We depend on Apple and Google approving our mobile applications to be distributed on their respective platforms. While our mobile applications are generally free to download from these stores, we offer our users the opportunity to purchase subscriptions and certain à la carte features through these applications. We determine the prices at which these subscriptions and features are sold. Purchases of these subscriptions and features via our mobile applications are mainly processed through the in-app payment systems provided by Apple and Google. As of December 31, 2025 we paid Apple and Google, as applicable, a meaningful share (generally 15-30%) of the payments we receive from transactions processed through in-app payment systems during the year. In the twelve months ended December 31, 2025, we derived 62% of our revenue and 61% of our total bookings from the Apple App Store, and 20% of our revenue and 21% of our total bookings from the Google Play Store. The timing of their payments also may change, which may negatively impact our cash receipts and working capital. Any interruption, even temporary, in their distribution platforms or ability to accept customer payments, may have material impacts on our business and operations. We are subject to the standard policies and terms of service of third-party platforms, which govern the promotion, distribution, content, monetization and operation generally of apps on the platform. Each platform provider has broad discretion to make changes to its operating systems or payment services or change the manner in which their mobile operating systems function and to change and interpret its terms of service and other policies with respect to us and other developers, and those changes may be unfavorable to us. For example, such changes could limit, eliminate or otherwise interfere with our products, our ability to distribute our applications through their stores, our ability to update our applications, including to make bug fixes or other feature updates or upgrades, the features we provide, the manner in which we market our in-app products, our ability to access native functionality or other aspects of mobile devices, and our ability to access information about our users that they collect. In addition, our distribution agreements with Apple and Google are generally terminable by Apple or Google without cause with 30 days prior written notice (to the extent allowed by applicable local law). Apple and Google may also terminate our agreements with them immediately (unless a longer period is required by applicable law) under certain circumstances, including upon our uncured breach of such agreements. To the extent Apple, Google or other third-party platform providers on which we rely make such changes or terminate our agreements with them, our business, financial condition and results of operations could be materially adversely affected. A platform provider may also change its fee structure, impose additional fees associated with access to or use of its platform, alter advertising practices, modify how user data is made available to application developers, limit the use of personal information for advertising or attribution purposes, or restrict how users can share information on or across platforms. Such changes could materially affect how we market and monetize our products, measure the effectiveness of our advertising, or reach and engage users, and could create a more challenging environment for publishers and advertisers on these platforms. If we violate, or a platform provider believes we have violated, its terms of service (or if there is any change or deterioration in our relationship with these platform providers), that platform provider could limit or discontinue our access to the platform. A platform provider could also limit or discontinue our access to the platform if it establishes more favorable relationships with one or more of our competitors or it determines that we are a competitor. Any limit or discontinuation of our access to any platform could Table of Contents 22 significantly reduce our ability to distribute our products to users, decrease the size of the user base we could convert into paying users, or decrease the payments we derive from paying users or advertisers, each of which would materially and adversely affect our business, financial condition and results of operations. We also rely on the continued popularity, customer adoption, and functionality of third-party platforms. In the past, some of these platform providers have been unavailable for short periods of time or experienced issues with their in-app purchasing functionality. In addition, we are reliant on accurate and timely reporting from these third-party platforms to accurately report our financials. If any of these events occur on a prolonged, or even short-term, basis or other similar issues arise that impact users’ ability to access our app, access social features or our ability to get accurate financial data, our business, financial condition, results of operations or reputation may be harmed. We rely on third-party hosting and cloud computing providers, like Amazon Web Services (“AWS”) and Google Cloud, to operate certain aspects of our business. A significant portion of our product traffic is hosted by a limited number of vendors, and any failure, disruption or significant interruption in our network or hosting and cloud services could adversely impact our operations and harm our business. Our technology infrastructure is critical to the performance of our products and to user satisfaction, as well as our corporate functions. Our products and company systems run on a complex distributed system, or what is commonly known as cloud computing. We own, operate and maintain elements of this system, but significant elements of this system are operated by third-parties that we do not control and which would require significant time and expense to replace. We expect this dependence on third-parties to continue. We have suffered interruptions in service in the past, including when releasing new software versions or bug fixes, and if any such interruption were significant or prolonged it could adversely affect our business, financial condition, results of operations or reputation. In particular, a significant portion, if not almost all, of our product traffic, data storage, data processing and other computing services and systems is hosted by AWS and Google Cloud. AWS and Google Cloud provide us with computing and storage capacity pursuant to agreements that continue until terminated by either party. The agreements require AWS and Google Cloud to provide us their standard computing and storage capacity and related support in exchange for timely payment by us. We have experienced, and may in the future experience, disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors and capacity constraints. If a particular application is unavailable when users attempt to access it or navigation through a product is slower than they expect, users may stop using the application and may be less likely to return to the application as often, if at all. Any failure, disruption or interference with our use of hosted cloud computing services and systems provided by third-parties, like AWS or Google Cloud, could adversely impact our business, financial condition or results of operations. For example, on October 20, 2025, an outage of the us-east-1 region of the AWS platform caused Duolingo to go offline for over 12 hours. To the extent we do not effectively respond to any such interruptions, upgrade our systems as needed and continually develop our technology and network architecture to accommodate traffic, our business, financial condition or results of operations could be adversely affected. Furthermore, our disaster recovery systems and those of third- parties with which we do business may not function as intended or may fail to adequately protect our critical business information in the event of a significant business interruption, which may cause interruption in service of our products, security breaches or the loss of data or functionality, leading to a negative effect on our business, financial condition or results of operations. Table of Contents 23

In addition, we depend on the ability of our users to access the internet. Currently, this access is provided by companies that have significant market power in the broadband and internet access marketplace, including incumbent telephone companies, cable companies, mobile communications companies, government-owned service providers, device manufacturers and operating system providers, any of whom could take actions that degrade, disrupt or increase the cost of user access to our products or services, which would, in turn, negatively impact our business. The adoption or repeal of any laws or regulations that adversely affect the growth, popularity or use of the internet, including laws or practices limiting internet neutrality, could decrease the demand for, or the usage of, our products and services, increase our cost of doing business and adversely affect our results of operations. We derive a portion of our revenues from advertisements. If we are unable to continue to compete for these advertisements, or if any events occur that negatively impact our relationships with advertising networks, our advertising revenues and operating results would be negatively impacted. We generate advertising revenue from the sale of display and video advertising delivered through advertising impressions. During the year ended December 31, 2025, approximately 7.7% of our total revenues were derived from advertising. We generally enter into arrangements with the major programmatic advertising networks to monetize our advertising inventory. We need to maintain good relationships with these advertising networks to provide us with a sufficient inventory of advertisements. Online advertising, including through mobile applications, is an intensely competitive industry. Many large companies, such as Amazon, Facebook and Google, invest significantly in data analytics to make their websites and platforms more attractive to advertisers. Our advertising revenue is primarily a function of the number and hours of engagement of our free users and our ability to provide innovative advertising products that are relevant to our users, maintain or increase user engagement and satisfaction with our products, and enhance returns for our advertising partners. If our relationship with any advertising partners terminates for any reason, or if the commercial terms of our relationships are changed or do not continue to be renewed on favorable terms, or if we cannot source high-quality ads consistent with our brand or product experience, we would need to qualify new advertising partners, which could negatively impact our revenues, at least in the short term. In addition, internet-connected devices and operating systems controlled by third parties increasingly contain features that allow device users to disable functionality that allows for the delivery of advertising on their devices or reduce the ability to provide personalized or targeted advertising, which results in less valuable ads. Device and browser manufacturers may include or expand these features as part of their standard device specifications. For example, when Apple announced that UDID, a standard device identifier used in some applications, was being superseded and would no longer be supported, application developers were required to update their apps to utilize alternative device identifiers such as universally unique identifier, or, more recently, identifier-for-advertising, which simplifies the process for Apple users to opt out of behavioral targeting. Furthermore, laws and regulations may also make it more difficult to deliver personalized or targeted advertising or impose requirements that result in more users making elections to block our ability to deliver targeted ads. For example, many U.S. states have enacted laws allowing their residents to opt out of the use of their Personal Data for targeted advertising. If users do not elect to participate in functionality that supports the delivery of targeted advertising on their devices, our ability to deliver effective advertising campaigns could suffer, which could cause our business, financial condition, or results of operations to suffer. The impact of similar potential future operating systems changes or potential future regulation on targeted advertising is highly uncertain. Table of Contents 24

If we are not able to maintain the value and reputation of our brand, our business and financial results may be harmed. We believe that our brand has significantly contributed to our word of mouth virality, which has in turn contributed to the success of our business. We also believe that maintaining, protecting and enhancing our brand is critical to expanding our base of users and, if we fail to do so, our business, financial condition and results of operations could be materially adversely affected. We believe that the importance of brand recognition will continue to increase, given the growing number of language learning applications and the low barriers to entry for companies offering language learning products and services. Many of our new users are referred by existing users or are acquired by content created by unrelated third parties about our products, services and brand. Maintaining our brand will depend largely on our ability to continue to provide useful, reliable, trustworthy and innovative products, which we may not do successfully. Further, we have and may in the future experience media, legislative, or regulatory scrutiny of our actions or decisions regarding user privacy, encryption, content, contributors, advertising and other issues, which may materially adversely affect our reputation and brand. In addition, we may fail to respond expeditiously or appropriately to objectionable content within our app or practices by users, or to otherwise address user concerns, which could erode confidence in our brand. Maintaining and enhancing our brand will require us to make substantial investments and these investments may not be successful. Our growth and profitability rely, in part, on our ability to attract and keep users through cost- effective marketing efforts, including through our social media presence, use of social media influencers and performance marketing. Any failure in these efforts could materially adversely affect our business, financial condition and results of operations. We have increased our marketing expenditures over time in order to attract and keep users and sustain our growth. For the years ended December 31, 2025 and 2024, our Sales and marketing expenses were $125.7 million and $90.5 million, respectively. Evolving consumer behavior can affect the availability of profitable marketing opportunities. For example, as consumers communicate less via email and more via text messaging, messaging apps and other virtual means, the reach of email campaigns designed to attract new and repeat users (and keep current users) for our products is adversely impacted. To continue to reach potential users and grow our businesses, we must identify and devote our overall marketing activities and expenditures to new and evolving advertising channels, such as mobile and online video and social media platforms as well as targeted campaigns in which we communicate directly with potential, former and current users via new virtual means. Generally, the opportunities in and sophistication of newer advertising channels are relatively undeveloped and unproven, and there can be no assurance that we will be able to continue to appropriately manage and fine-tune our marketing efforts in response to these and other trends in the advertising industry. Furthermore, these newer advertising channels often change rapidly, including changes in policies and algorithms, and can be subject to disruptions for reasons beyond our control (for example, the potential U.S. governmental restrictions or limitations on the TikTok platform). Any failure to successfully and cost-effectively manage our marketing efforts on, or disruptions to, social media platforms that we have come to depend on for marketing, including due to legislation, regulation, or directives (including executive orders), could materially adversely affect our business, financial condition and results of operations. Furthermore, as laws and regulations and public opinion rapidly evolve to govern the use of these social media platforms, the failure by us, our employees, the social media influencers with whom we partner, or third parties acting at our direction to abide by applicable laws and regulations in the use of these platforms or otherwise could subject us to regulatory investigations, class action lawsuits, liability, fines or Table of Contents 25 other penalties and have a material adverse effect on our business, financial condition and operating results. In addition, we engage in influencer-led campaigns as a part of our marketing strategy. An increase in the use of social media for marketing may cause an increase in the burden on us to monitor compliance of such materials, and increase the risk that such materials could contain problematic product or marketing claims in violation of applicable regulations. For example, in some cases, the FTC has sought enforcement action where an endorsement has failed to clearly and conspicuously disclose a financial relationship or material connection between an influencer and an advertiser. While we ask our influencers to comply with the FTC regulations and our guidelines, we do not regularly monitor what our influencers post, and if we were held responsible for the content of their posts, we could be forced to alter our practices, which could have material adverse effect on our business, financial condition, and results of operations. Negative commentary regarding us, our products or influencers, and other third parties who are affiliated with us may also be posted on social media platforms and may be adverse to our reputation or business. Influencers with whom we maintain relationships could engage in behavior or use their platforms to communicate directly with our customers in a manner that reflects poorly on our brand and may be attributed to us or otherwise adversely affect us. It is not possible to prevent such behavior, and the precautions we take to detect this activity may not be effective in all cases. The harm may be immediate, without affording us an opportunity for redress or correction. See “Unfavorable media coverage could materially adversely affect our business, brand image or reputation.” We are subject to certain risks as a mission-based company. We believe that a critical contributor to our success has been our commitment to make free language learning available worldwide in an effort to help people throughout the world improve their economic outcomes. The mission of Duolingo is a significant part of our business strategy and who we are as a company. We believe that Duolingo users value our commitment to our mission. However, because we hold ourselves to such high standards, and because we believe our users have come to have high expectations of us, we may be more severely affected by negative reports or publicity if we fail, or are perceived to have failed, to live up to Duolingo’s mission. For example, maintaining a free version of the app that is both effective and enjoyable is central to Duolingo’s mission. Any actions we take that are viewed as contrary to that mission, including paid-only features or changes to the offering, that are viewed as undermining its fun or effectiveness may, therefore, harm our brand and reputation. These effects may be more significant or lasting for us than for other companies that do not have a mission-based brand. We have made and in the future may make decisions regarding our business and products in accordance with Duolingo’s mission and values that may reduce our short- or medium-term operating results if we believe those decisions will result in longer-term benefits, such as maintaining or improving aggregate user experience in keeping with our mission. However, this may not result in the long-term value and financial performance we anticipate, either on the time frame we expect or at all, particularly due to the uncertainty and variables inherent in longer-term expectations. Unfavorable media coverage could materially adversely affect our business, brand image or reputation. Unfavorable publicity or media reports, including in social media platforms, regarding us, our privacy practices, our social media activities, data security compromises or breaches, product changes, product or service quality or features, litigation or regulatory activity or regarding the actions of our partners, our users, our employees or other companies in our industry, could materially adversely affect our brand image or reputation, regardless of the veracity of such publicity or media reports. If we fail to protect our Table of Contents 26 brand image or reputation, we may experience material adverse effects to the size, demographics, engagement, and loyalty of our user base, resulting in decreased revenue, fewer app installs (or increased app uninstalls), or slower user growth rates. For example, in April 2025, the Company publicly released a memo regarding the use of AI in its operations, which may have contributed to unfavorable publicity, adverse impacts on the Company’s brand and social media presence, and a deceleration in user growth. Damage to our brand or reputation could also adversely affect educational institutions’ willingness to accept the Duolingo English Test, which in turn could slow the growth of, or reduce, our revenue from the Duolingo English Test. In addition, if securities analysts or investors perceive any media coverage of us to be negative, the price of our Class A common stock may be materially adversely affected. Any of the foregoing could materially adversely affect our business, financial condition and results of operations. Our future success depends on the continuing efforts of our key employees and our ability to attract and retain highly skilled personnel and senior management. We currently depend on the continued services and performance of our key personnel, including Luis von Ahn and Severin Hacker. If one or more of our executive officers or key employees were unable or unwilling to continue their employment with us, we might not be able to replace them easily, in a timely manner, or at all. The risk that competitors or other companies may poach our talent increases as we continue to build our brands and become more well-known. Our key personnel have been, and may continue to be, subject to poaching efforts by our competitors and other internet and high-growth companies, including well-capitalized players in the social media and consumer internet space. The loss of key personnel, including members of management as well as key engineering, product development, design and marketing personnel, could disrupt our operations and have a material adverse effect on our business. The success of our brand also depends on the commitment of our key personnel to our mission. To the extent that any of our key personnel act in a way that does not align with our mission, our reputation could be materially adversely affected. See “Our employees, consultants and third party providers could engage in misconduct that materially adversely affects us.” Our future success will depend upon our continued ability to identify, hire, develop, motivate, and retain highly skilled individuals across the globe, with the continued contributions of our senior management being especially critical to our success. Competition for well-qualified, highly skilled employees in our industry is intense, and our continued ability to compete effectively depends, in part, upon our ability to attract and retain new employees. The programs we have established to attract new employees and provide incentives to retain existing employees, particularly our senior management, may result in additional expenses and may not have the desired effect. For example, there has been increasing scrutiny on certain human capital initiatives and activism by groups, both those seeking to promote and constrain such initiatives, which may require us to incur costs, subject us to litigation or activism, or result in adverse impacts on employee recruitment, engagement, and retention. We cannot guarantee that we will be able to attract new employees or retain the services of our senior management or any other key employees in the future. Additionally, we believe that our culture and core values have been, and will continue to be, a key contributor to our success and our ability to foster the innovation, creativity and teamwork we believe we need to support our operations. If we fail to effectively manage our hiring needs and successfully integrate our new hires, or if we fail to effectively manage remote work arrangements, our efficiency and ability to meet our forecasts and our ability to maintain our culture, employee morale, productivity and retention could suffer, and our business, financial condition and results of operations could be materially adversely affected. Effective succession planning is also important to our future success. If we fail to plan for the effective transfer of senior management knowledge and smooth transitions involving senior management, our ability to execute short and long term strategic, financial and operating goals, as well as our business, financial condition, and results of operations generally, could be materially adversely affected. Table of Contents 27

If the recognition by schools, governments, and other institutions of the value of technology- based assessment does not continue to grow, or if such institutions reduce their reliance on the Duolingo English Test or assessment in general, our ability to generate revenue from our assessment, including our Duolingo English Test, could be impaired. The success of the Duolingo English Test, from which we derived approximately 4.0% of our total revenue for the year ended December 31, 2025, depends in part upon the continued recognition and acceptance by schools, governments, and other institutions of technology-based assessment, and the continued utilization of assessment in general. If schools, governments, and other institutions reduce their reliance, or altogether cease to use standardized testing as part of admissions processes or otherwise, or reduce or eliminate reliance on standardized testing, it would have a material adverse effect on our Duolingo English Test business, which could adversely affect our revenues and results of operations. For example, a country’s decision to cap or reduce immigration, particularly international student immigration, could reduce the number of Duolingo English Tests that are taken for the purpose of immigration to that country. Likewise, if trends in international education shift away from English-speaking destination countries, such as the U.S., where the Duolingo English Test is accepted, we may see a reduction in the number of Duolingo English Tests taken. See “We operate in various international markets, including certain markets in which we have limited experience. As a result, we face additional risks in connection with certain of our international operations.” Similarly, we continually seek to expand the number of schools, governments, and other institutions that accept the Duolingo English Test, including through direct engagement, government tenders, and other channels. If we are unable to do so, it may have a material adverse effect on our ability to grow the number of tests taken through the Duolingo English Test. Certain schools, governments, and other institutions have in the past rescinded their acceptance of the Duolingo English Test, and if there is an increase in the number of institutions to do so, it may adversely affect our business and financial results. For example, loss of confidence in the Duolingo English Test’s validity, security, or other characteristics could lead to a reduction in the number of accepting institutions, which could in turn reduce the appeal of the Duolingo English Test to test takers and adversely affect our revenues and results of operations. See “Unfavorable media coverage could materially adversely affect our business, brand image or reputation.”. We operate in various international markets, including certain markets in which we have limited experience. As a result, we face additional risks in connection with certain of our international operations. Both our learning application and the Duolingo English Test are available all over the world, and we have operations in various international markets. Operating internationally, particularly in countries in which we have limited experience, exposes us to a number of additional risks, including: • operational and compliance challenges caused by distance, language, legal and cultural differences; • the cost and resources required to localize our platform and services, which often requires the translation of our platform into foreign languages and adaptation for local practices and regulatory requirements; • difficulties in staffing and managing international operations; • differing levels of social and technological acceptance of our products or lack of acceptance of them generally; • foreign currency fluctuations, and in particular, decreases in the value of foreign currencies relative to the U.S. dollar; Table of Contents 28

• imposition of tariffs on our products or other regulatory demands or retaliatory actions in regions where we sell our products • restrictions on the transfer of funds among countries and back to the U.S., as well as costs associated with repatriating funds to the U.S.; • differing and potentially adverse tax laws, including resulting from the complexities of foreign corporate income tax systems, value added tax (“VAT”) regimes, tax withholding rules, and other indirect taxes, tax collection or remittance obligations, and restrictions on the repatriation of earnings; • multiple, conflicting and changing laws, rules and regulations, and difficulties understanding and ensuring compliance with those laws, rules and regulations by both our employees and our users, over whom we exert no control; • compliance challenges due to different laws and regulatory environments, particularly in the case of privacy, data security, and content, which are complex, sometimes inconsistent, and subject to unexpected changes; • competitive environments that favor local businesses; • reduced or varied protection for our intellectual property rights in some countries; • low usage or penetration of internet-connected consumer electronic devices; • political tension or social unrest and economic instability, particularly in countries in which we operate; • trade sanctions, political unrest, terrorism, war, health and safety epidemics or the threat of any of these events; and • breaches or violation of any anti-corruption laws, rules or regulations applicable to our business, including but not limited to the Foreign Corrupt Practices Act of 1977, as amended. Moreover, geopolitical tensions or regulatory uncertainty in countries in which we operate, such as China, may prevent us from operating in certain countries or increase our costs of operating in those countries. Additionally, if enforcement authorities demand access to our user data or require that we obtain hard to obtain local licenses, our failure to comply with those demands or obtain those licenses could lead to our inability to operate in such countries or other punitive acts. In addition to the factors listed above, we have invested to expand our operations in China, which is an intensely competitive market, both on the consumer side and from a talent perspective. We maintain an office in China with employees primarily engaged in research and development and marketing-related activities. Operating in China exposes us to additional risks, including heightened regulatory scrutiny, evolving data security and privacy requirements, restrictions on cross-border data transfers, and increased compliance costs. Regulatory authorities in China may also seek access to user data or impose requirements that conflict with our practices or with laws and regulations in other jurisdictions, which could limit our ability to operate our services consistently across markets. In addition, changes in geopolitical conditions, government policies toward foreign-owned or foreign- affiliated technology companies, or broader political or economic developments could disrupt our operations, affect our workforce, or require us to make changes to how our products and internal systems operate in China. While we have previously experienced temporary disruptions to the availability of our applications in China, similar actions could occur in the future. Table of Contents 29

The occurrence or impact of any or all of the events described above could materially adversely affect our international operations, which could in turn materially adversely affect our business, financial condition and results of operations. Security breaches of our IT Systems, improper or unauthorized access to or disclosure of our Confidential Information, other hacking and social engineering or phishing attacks on our IT Systems or service, or other cyber incidents could disrupt our services or compromise Confidential Information related to our business and expose us to liability, which could harm our reputation and materially adversely affect our business. Our products and services and the operation of our business involve the collection, storage, processing, and transmission of data, including personal data related to users and others, as well as proprietary information belonging to our business (collectively, “Confidential Information”). We rely on computer systems, hardware, software, technology infrastructure and online sites and networks for both internal and external operations that are critical to our business (collectively, “IT Systems”). We own and manage some of these IT Systems but also rely on third parties for a range of IT Systems and related products and services. Our IT Systems and Confidential Information, as well as the information systems of third parties on which we rely, are susceptible to increasing threats of continually evolving cybersecurity risks. In particular, our industry is prone to cyber-attacks by third parties seeking unauthorized access to Confidential Information or to disrupt our ability to provide services. We face an ever-increasing number of threats to our IT Systems and Confidential Information from a broad range of threat actors, including foreign governments, criminals, competitors, computer hackers, cyber terrorists and politically motivated groups or individuals, and we have previously experienced various attempts to access our IT Systems and Confidential Information. These threats include physical or electronic break-ins, security breaches from inadvertent or intentional actions by our employees, contractors, consultants, or other third parties with otherwise legitimate access to our systems, website or facilities, or from cyber-attacks by malicious third parties which could disrupt our IT Systems or impact our Confidential Information. Cyberattacks are expected to accelerate on a global basis in frequency and magnitude as threat actors are becoming increasingly sophisticated in using techniques and tools—including AI—that circumvent security controls, evade detection and remove forensic evidence. There can be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our IT Systems and Confidential Information. Any such breach that compromises our IT Systems or Confidential Information could cause, interruptions, delays, operational malfunctions, or otherwise impact the confidentiality, integrity, and availability of our IT Systems and Confidential Information, which in turn could have a material adverse effect on our reputation, business, financial condition, results of operations and prospects. Such security breaches or disruptions have occurred on our IT Systems in the past and will occur on our IT Systems in the future. While to date no incidents have had a material impact on our operations or financial results, we cannot guarantee that material incidents will not occur in the future. The risks related to a security breach or disruption, including through ransomware, a distributed denial-of-service (“DDoS”) attack, computer malware, viruses, social engineering (predominantly spear phishing attacks), AI model prompt injections, AI model inversion, and general hacking, have become more prevalent in our industry and have generally increased as the number, intensity, and sophistication of attempted attacks and intrusions from around the world have increased. We also regularly encounter attempts to create false or undesirable user accounts and ads or take other actions on our platform for objectionable ends. As a result of our prominence, the size of our user base, the volume of Confidential Information on our systems, the reach and popularity of our social media accounts, and the evolving nature of our products and services (including our efforts involving new and emerging technologies), we may be a particularly Table of Contents 30 attractive target for such attacks, including from highly sophisticated, state-sponsored, or otherwise well- funded criminal actors. Our efforts to address undesirable activity on our platform also increase the risk of retaliatory attacks. Such breaches and attacks on us or our third-party service providers may cause interruptions to the services we provide, degrade the user experience, cause users or marketers to lose confidence and trust in our products and decrease the use of our products or stop using our products in their entirety, impair our IT Systems, impact our Confidential Information, or result in financial harm to us. In addition, some of our partners may receive or store Confidential Information provided by us or by our users through mobile or web applications integrated with our applications and we use third-party service providers to store, transmit and otherwise process certain Confidential Information on our behalf. If these third parties fail to adopt or adhere to adequate data security practices, or in the event of a breach of their networks, our Confidential Information (including our users’ data) may be improperly accessed, used, or disclosed, which could subject us to legal liability. We cannot control such third parties and cannot guarantee that a security breach will not occur on their systems. Although we may have contractual provisions designed to provide protection with our third-party service providers, contractors and consultants, any actual or perceived security breach could harm our reputation and brand, expose us to potential liability or require us to expend significant resources on data security and in responding to any such actual or perceived breach. Any contractual protections we may have from our third-party service providers, contractors or consultants may not be sufficient to adequately protect us from any such liabilities and losses, and we may be unable to enforce any such contractual protections. Any adverse impact to the availability, integrity or confidentiality of our IT Systems or Confidential Information can result in legal claims or proceedings (such as class actions), regulatory investigations and enforcement actions, fines and penalties, negative reputational impacts that cause us to lose existing or future customers, or significant incident response, system restoration or remediation and future compliance costs. Any or all of the foregoing could materially adversely affect our business, results of operations, and financial condition. While our insurance policies include liability coverage for certain of these matters, subject to retention amounts that could be substantial, if we experience a significant security incident, we could be subject to liability or other damages that exceed our insurance coverage and we cannot be certain that such insurance policies will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our financial condition, results of operations, and cash flows. We are subject to a number of risks related to payment cards, including data security breaches and fraud that we or third parties experience or additional regulation, any of which could materially adversely affect our business, financial condition and results of operations. In addition to purchases through the Apple App Store and the Google Play Store, we accept payment from our users through payment card transactions, certain online payment service providers, and mobile payment platforms. As a result, we are subject to the Payment Card Industry Data Security Standard (“PCI-DSS”), issued by the Payment Card Industry Security Standards Council. PCI-DSS contains compliance guidelines with regard to our security surrounding the physical and electronic storage, processing and transmission of cardholder data. Compliance with PCI-DSS and implementing related procedures, technology and information security measures requires significant resources and ongoing attention. If we or are service providers are unable to comply with the security standards established by Table of Contents 31 banks and the payment card industry, including PCI-DSS, we may be subject to fines, restrictions and expulsion from card acceptance programs, which could materially and adversely affect our business. When we or a third party experiences a data security breach involving account data or other payment information, affected cardholders will often cancel or replace their card numbers. In the case of a breach experienced by a third party, the more sizable the third party’s customer base and the greater the number of payment cards or accounts impacted, the more likely it is that our users would be impacted by such a breach. To the extent our users are ever affected by such a breach experienced by us or a third party, affected users would need to be contacted to obtain new payment card information and process any pending transactions. It is likely that we would not be able to reach all affected users, and even if we could, some users’ new payment card information may not be obtained and some pending transactions may not be processed, which could materially adversely affect our business, financial condition and results of operations. Even if our users are not directly impacted by a given data security breach, they may lose confidence in the ability of service providers to protect their personal information generally, which could cause them to stop using their payment cards online and choose alternative payment methods that are not as convenient for us or restrict our ability to process payments without significant cost or user effort. Additionally, if we fail to adequately prevent fraudulent payment card transactions, we may face litigation, fines, governmental enforcement action, civil liability, diminished public perception of our security measures, significantly higher payment card-related costs and substantial remediation costs, or refusal by payment card processors to continue to process payments on our behalf, any of which could materially adversely affect our business, financial condition and results of operations. Finally, the ability to access payment-related information on a real-time basis without having to proactively reach out to the consumer each time we process an auto-renewal payment or a payment for the purchase of a premium feature on any of our products is critical to our success and a seamless experience for our users. The passage or adoption of any legislation or regulation affecting the ability of service providers to periodically charge consumers for, among other things, recurring subscription payments may materially adversely affect our business, financial condition and results of operations. We are subject to legislation and regulation regarding the foregoing, such as California’s Automatic Renewal Law, and further legislation and regulation, or changes to existing legislation or regulation governing subscription payments and the automatic renewal of subscriptions, are being considered in many states in the U.S. While we monitor and attempt to comply with these legal developments, we have been in the past, and may be in the future, subject to claims under such legislation or regulation. Our success depends, in part, on the integrity of our IT Systems and infrastructures and on our ability to enhance, expand and adapt these systems and infrastructures in a timely and cost- effective manner. In order for us to succeed, our IT Systems and infrastructure must perform well on a consistent basis. Our products and systems rely on software and hardware that are highly technical and complex, and depend on the ability of such software and hardware to store, retrieve, process and manage immense amounts of data. We have in the past experienced, and we may from time to time in the future experience, system interruptions that make some or all of our IT Systems or data (including Confidential Information) temporarily unavailable and prevent our products from functioning properly for our users; any such interruption could arise for any number of reasons, including software bugs and human errors. Further, our IT Systems and infrastructure are vulnerable to damage from fire, power loss, hardware and operating software errors, cyber-attacks, technical limitations, telecommunications failures, acts of God and similar events. Not all of our IT Systems and infrastructure, including the backup systems we have for certain aspects of our operations, are fully redundant. Our plans and system backups, including our formal Table of Contents 32 disaster recovery plan, do not account for all possible eventualities and our property and business interruption insurance coverage may not be adequate to compensate us fully for any losses that we may suffer. Any interruptions or outages, regardless of the cause, could negatively impact our users’ experiences with our products, tarnish our brands’ reputations and decrease demand for our products, any or all of which could materially adversely affect our business, financial condition and results of operations. Moreover, even if detected, the resolution of such interruptions may take a long time, during which customers may not be able to access, or may have limited access to, the service. See “Security breaches of our IT Systems, improper or unauthorized access to or disclosure of our Confidential Information, other hacking and social engineering or phishing attacks on our IT Systems or service, or other cyber incidents could disrupt our services or compromise Confidential Information related to our business and expose us to liability, which could harm our reputation and materially adversely affect our business.” We also continually work to expand and enhance the efficiency and scalability of our technology and network systems to improve the experience of our users, accommodate substantial increases in the volume of traffic to our various products, provide for acceptable load times for our products and keep up with changes in technology and user preferences. Any failure to do so in a timely and cost-effective manner could materially adversely affect our users’ experience with our various products and thereby negatively impact the demand for our products, and could increase our costs, either of which could materially adversely affect our business, financial condition and results of operations. We may experience operational and financial risks in connection with acquisitions. We have in the past and may in the future seek potential acquisition candidates to add complementary companies, products or technologies. For example, in July 2025, we completed the acquisition of the team behind NextBeat through the purchase of Music Learning Services Limited, a U.K.-based entity, and in July 2024, we completed the acquisition of Hobbes, an animation and motion design studio based in Detroit, Michigan. The identification of suitable acquisition candidates can be difficult, time-consuming and costly, and we may not be able to successfully complete identified acquisitions. We may also experience operational and financial risks in connection with historical and future acquisitions if we are unable to: • properly value prospective acquisitions; • accurately review acquisition candidates’ business practices against applicable laws and regulations and, where applicable, implement proper remediation controls, procedures, and policies; • successfully integrate the operations, as well as the accounting, financial controls, management information, technology, human resources and other administrative systems, of acquired businesses with our existing operations and systems; • overcome cultural challenges associated with integrating employees from the acquired company into our organization; • fully identify potential risks and liabilities associated with acquired businesses; or • retain or hire senior management and other key personnel at acquired businesses. Furthermore, we may not be successful in addressing other challenges encountered in connection with our acquisitions. The anticipated benefits of one or more of our acquisitions may not be realized or the value of goodwill and other intangible assets acquired could be impacted by one or more continuing unfavorable events or trends, which could result in significant impairment charges. The occurrence of any of these events could have a material adverse effect on our business, financial condition and results of operations. Table of Contents 33

Additionally, the integration of acquisitions requires significant time and resources, and we may not manage these processes successfully. Our ability to successfully integrate complex acquisitions is unproven, particularly with respect to companies that have significant operations or that develop products with which we do not have prior experience. We may make substantial investments of resources to support our acquisitions, which may result in significant ongoing operating expenses and divert resources and management attention from other areas of our business. If we fail to successfully integrate the companies we acquire, we may not realize the benefits expected from the transactions and our business may be harmed. Foreign currency exchange rate fluctuations could adversely affect our results of operations. Our reporting currency and our functional currency is the U.S. dollar, our operating expenses are denominated in the currencies of the countries in which our operations are located, which are primarily in the U.S., China, Germany, and the United Kingdom. Our consolidated results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates. In addition, certain of our payment providers translate our payments from local currency into USD at time of settlement, which means that during periods of a strengthening U.S. dollar, our international receipts could be reduced. In addition, as foreign currency exchange rates fluctuate, the translation of our international receipts into U.S. dollars affects the period-over-period comparability of our operating results and can result in foreign currency exchange gains and losses. We have not entered into any hedging arrangements with respect to foreign currency risk or other derivative financial instruments. To the extent we choose to do so in the future, the use of such hedging activities may not offset any or more than a portion of the adverse financial effects of unfavorable movements in foreign exchange rates and may introduce additional risks if we are unable to structure effective hedges with such instruments. Our estimates of market opportunity and forecasts of market growth may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all. Our market opportunity estimates and expectations about market growth that we use to manage our business and allocate resources are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. Even if the markets in which we compete meet the size estimates and growth expectations, our business could fail to grow for a variety of reasons, which could adversely affect our results of operations. We are subject to risks associated with the physical impacts of climate change. There are inherent climate-related risks wherever business is conducted. We and our third-party vendors have operations located in areas that have experienced, and are projected to continue to experience, various natural disasters and meteorological phenomena (such as droughts, hurricanes, heatwaves, wildfires, storms, and flooding, among others) or other catastrophic events that may disrupt our operations or those of third parties upon whom we rely, require us to incur additional operating or capital expenditures, or otherwise adversely impact our business, financial condition, or results of operations. Climate change may increase the frequency or intensity of such events or contribute to various chronic changes in the physical environment, such as sea-level rise or changes in ambient temperature or precipitation patterns, any of which may also adversely impact our or our third-parties’ operations. Risks Related to Legal and Regulatory Compliance Our business is subject to complex and evolving U.S. and international laws and regulations. Many of these laws and regulations are subject to change and uncertain interpretation, and could Table of Contents 34 result in claims, changes to our business practices, monetary penalties, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business. We are subject to a variety of laws and regulations in the U.S. and abroad that involve matters that are important to or may otherwise impact our business, including, among others, broadband internet access, online commerce, advertising, user privacy, data protection, intermediary liability, protection of minors, consumer protection, accessibility, immigration and university admissions, taxation and securities law compliance. The introduction of new products, expansion of our activities in certain jurisdictions, or other actions that we may take may subject us to additional laws, regulations or other government scrutiny. In addition, foreign laws and regulations can impose different obligations or be more restrictive than those in the U.S. These U.S. federal, state, and municipal and foreign laws and regulations, which in some cases can be enforced by private parties in addition to government entities, are constantly evolving and can be subject to significant change. In addition, the introduction of new brands and products, or changes to our existing brand and products, may result in new or enhanced governmental or regulatory scrutiny. As a result, the application, interpretation, and enforcement of these laws and regulations are often uncertain, particularly in the new and rapidly-evolving industry in which we operate, and may be interpreted and applied inconsistently from state to state and country to country and inconsistently with our current policies and practices. These laws and regulations, including executive branch actions, such as executive orders, as well as any associated inquiries or investigations or any other government actions, may be costly to comply with and may delay or impede the development of new products, require that we change or cease certain business practices, result in negative publicity, increase our operating costs, require significant management time and attention, and subject us to remedies that may harm our business, including fines, demands or orders that require us to modify or cease existing business practices. For example, a variety of laws and regulations govern the ability of users to cancel subscriptions and auto-payment renewals. We have in the past and may in the future be subject to claims under such laws and regulations that could materially adversely affect our business. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact our business, or our ability to provide or the manner in which we provide our services, could require us to change certain aspects of our business and operations to facilitate compliance, which could decrease demand for services, reduce revenues, increase costs and subject us to additional liabilities. The adoption of any laws or regulations that adversely affect the popularity or growth in use of the internet or our services, including laws or regulations that undermine open and neutrally administered internet access, could decrease user demand for our service offerings and increase our cost of doing business, any of which could have a material adverse effect on our business, financial condition and results of operations. Our failure to comply with U.S. and foreign export controls, sanctions and other trade laws and regulations could have a material adverse effect on our business. We are subject to rules and regulations of the U.S. and other relevant authorities relating to export controls and economic and trade sanctions, including sanctions administered by the Office of Foreign Assets Control (“OFAC”) within the U.S. Department of the Treasury, as well as the Export Administration Regulations (i.e. export controls) administered by the Department of Commerce. These laws and regulations limit our ability to market, sell, distribute or otherwise transfer our products, software, or Table of Contents 35 technology to, or otherwise transact or deal with, certain countries, territories, governments, and persons, absent U.S. government permissions or exemptions. We have historically provided, and continue to provide, services to users in certain countries that are the target of U.S. sanctions. We have implemented various control mechanisms designed to maintain compliance with applicable law as we provide these services, however, our efforts to comply with these rules and regulations may not be successful. A determination that we have failed to comply, whether knowingly or inadvertently, may result in substantial penalties, including fines, enforcement actions, civil or criminal sanctions, the disgorgement of profits, and may materially adversely affect our business, financial condition and results of operations. Our success depends, in part, on our ability to access, protect, collect, use, and otherwise process Personal Data, and our failure or perceived failure to comply with the varying and rapidly- evolving regulatory framework on privacy and data protection across jurisdictions could result in claims or other forms of liability, increased cost of operations, reputational harm, or declines in user growth or engagement, or otherwise have a material adverse effect on our business. In connection with running our business, we receive, store, use and otherwise process information that relates to individuals or constitutes “personal data,” “personal information,” “personally identifiable information,” or similar terms under applicable data privacy laws (collectively, “Personal Data”), including from and about actual and prospective users, as well as our employees and business contacts. We and our vendors are subject to a variety of federal, state and foreign data privacy laws, rules, regulations, industry standards, contractual obligations, and other requirements, including those that apply generally to the handling of Personal Data, and those that are specific to certain industries, sectors, contexts, or locations. The increased regulation of Personal Data processing, including self-regulatory frameworks, laws, rules, and regulations, could have a material adverse effect on our business, financial condition and results of operations. The scope of data privacy laws are constantly changing, and in some cases, inconsistent and conflicting and subject to differing interpretations, as new laws of this nature are proposed and adopted. Such laws also are becoming increasingly rigorous and could be interpreted and applied in ways that may require us to incur significant costs, implement new processes, or change our processing of information and business operations, which could ultimately hinder our ability to grow our business by extracting value from our data assets. For example, the GDPR and the U.K. GDPR impose strict data protection compliance requirements on entities established inside the EEA/U.K. as well as including: providing detailed disclosures about how personal data is collected and processed demonstrating that an appropriate legal basis is in place or otherwise exists to justify data processing activities; complying with rights for data subjects in regard to their personal data; notifying data protection regulators or supervisory authorities (and in certain cases, affected individuals) of significant data breaches; assuring that appropriate safeguards are in place where personal data is transferred out of the EEA and the U.K.; limiting retention of personal data; maintaining a record of processing activities; and complying with the principle of accountability and the obligation to demonstrate compliance through policies, procedures, training and audit which create compliance obligations that are also applicable to entities established outside the EEA/U.K. that offer goods or services to individuals located in the EEA/U.K. or that observe the behavior of individuals located in the EEA/U.K. This has created a greater compliance burden for us as the legal regimes may subject non- compliant entities to substantial monetary penalties. Since we are subject to the supervision of relevant data protection authorities under both the GDPR and the U.K. GDPR, we could be fined under each of those regimes independently in respect of the same violation. In addition to potential substantial fines, non-compliance could result in regulatory investigations, reputational damage, orders to cease/ change Table of Contents 36 the processing of personal data, enforcement notices, and/ or assessment notices (for a compulsory audit). We may also face civil claims including representative actions and other class action type litigation (where individuals have suffered harm), potentially amounting to significant compensation or damages liabilities, as well as associated costs and diversion of internal resources. We rely on a mixture of mechanisms to transfer personal data from the EEA and the U.K. to the U.S. and other jurisdictions deemed non-adequate and continue to evaluate what additional mechanisms may be required to establish adequate safeguards for personal data. As the regulatory guidance and enforcement landscape in relation to data transfers continue to develop, there will be uncertainty as to how we comply with EEA and U.K. privacy laws and we could suffer additional costs, complaints, or regulatory investigations or fines. If we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services, and we may find it necessary to establish systems in the EEA and the U.K. to maintain personal data originating from the EEA and the U.K., which may involve substantial expense and distraction from other aspects of our business. Other countries have also passed or are considering passing laws requiring local data residency or restricting the international transfer of data, which would create similar risks for us in those countries. We are also subject to evolving privacy laws in the EEA and the U.K. on cookies, tracking technologies and e-marketing. Regulators are increasingly focusing on compliance with such requirements in the online behavioral advertising ecosystem, and current national laws that implement the ePrivacy Directive may be replaced by an EU regulation known as the ePrivacy Regulation which would significantly increase fines for non-compliance. If regulators continue to enforce the strict approach to opt-in consent for all but essential use cases, as seen in recent guidance and decisions, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities. Regulation of cookies and similar technologies, and any decline of cookies or similar online tracking technologies as a means to identify and potentially target users as well as personalize the consumer experience, may lead to broader restrictions and impairments on our marketing and personalization activities and may negatively impact our efforts to understand and tailor our offerings to users. Our online advertising partners may also change their own policies in response to these legal developments; for example, Google recently enacted new Consent Management Platform requirements for advertisers in the EEA and U.K. Such policies may restrict our ability to personalize and serve advertisements. Additionally, in the U.S., numerous federal and state laws that we are subject to regulate the privacy and security of Personal Data. For example, the CCPA requires covered companies to provide disclosures to California consumers and provide such consumers certain privacy rights, including the ability to opt-out of certain disclosures of Personal Data, among other obligations. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches. Other state comprehensive laws that are similar to the CCPA have been enacted, or are under consideration, in numerous other states. Further, U.S. governmental agencies like the Federal Trade Commission and state attorneys general enforce a variety of data privacy issues, such as promises made in privacy policies or failures to appropriately protect information about individuals, as unfair or deceptive acts or practices in or affecting commerce in violation of the Federal Trade Commission Act or similar state laws. We make public statements about our use and disclosure of Personal Data through our privacy policy, information provided on our website and press statements, and we may be subject to potential regulatory or other legal action if such policies or statements are found to be deceptive, unfair or misrepresentative of our actual practices. Table of Contents 37

The myriad international and U.S. privacy and data security laws are not consistent, and compliance is difficult and may be costly. In addition to government regulation, privacy advocates and industry groups have and may in the future propose self-regulatory standards from time to time. These and other industry standards may legally or contractually apply to us, or we may elect to comply with such standards. We expect that there will continue to be new proposed laws and regulations concerning data privacy and security, and we cannot yet determine the impact such future laws, regulations and standards may have on our business. Because the interpretation and application of data protection laws, regulations, standards and other obligations are still uncertain, and may be contradictory and in flux, it is possible that the scope and requirements of these laws may be interpreted and applied in a manner that is inconsistent with our practices and our efforts to comply with the evolving data protection rules may be unsuccessful. In addition, from time to time, concerns may be expressed about whether our products and services compromise the privacy of our users and others. Any concerns about our data privacy and security practices (even if unfounded), or any failure, real or perceived, by us to comply with our posted privacy policies or with any legal or regulatory requirements, standards, certifications or orders or other privacy or consumer protection-related laws and regulations applicable to us, could cause our users to reduce their use of our products and services. Moreover, privacy activist groups have previously and may continue to provide resources to support individuals who wish to pursue privacy claims or put pressure on companies to change data processing practices. High-profile brands such as ours risk being targeted by such groups and there is a risk that if a user became disgruntled with our data processing practices they could leverage support from such privacy activist groups to take legal action, initiate regulatory investigation or gain publicity for their cause. Any such campaign could require significant resources to mount a response and could lead to negative publicity and potential investigation from regulators, any of which may materially adversely affect our business, financial condition, and results of operations. We also depend on a number of third parties in relation to the operation of our business, a number of which process Personal Data on our behalf. While we take steps intended to mitigate the associated risks of using third parties, there is no assurance that these measures and our own privacy and security-related safeguards will protect us from the risks associated with the third-party processing, storage and transmission of Personal Data. Any violation of data or security laws by our third-party processors could have a material adverse effect on our business. Furthermore, enforcement actions and investigations by regulatory authorities related to data security incidents and privacy violations continue to increase. We have in the past received, and may continue to receive inquiries from regulators regarding our data privacy practices. Any failure or perceived failure by us (or the third parties with whom we have contracted to process such information) to comply with applicable data, privacy and security laws, policies or related contractual obligations, or any compromise of security that results in unauthorized access, use or transmission of, Personal Data, could result in a variety of claims against us, including governmental enforcement actions and investigations, class action privacy litigation and proceedings by data protection authorities. We could further be subject to significant fines, other litigation, claims of breach of contract and indemnity by third parties, and adverse publicity. When such events occur, our reputation may be harmed, we may lose current and potential users and the competitive positions of our various brands might be diminished, any or all of which could materially adversely affect our business, financial condition, results of operations and prospects. In addition, if our practices are not consistent or viewed as not consistent with legal and regulatory requirements, including changes in laws, regulations and standards or new interpretations or applications of existing laws, regulations and standards, we may become subject to audits, inquiries, whistleblower complaints, adverse media coverage, investigations, loss of export privileges or severe criminal or civil sanctions, all of which may have a material adverse effect on our business, financial condition, results of operations and prospects. Table of Contents 38

Online applications are subject to various laws and regulations relating to children’s privacy and protection, which if violated, could subject us to litigation and regulatory actions. A variety of laws and regulations have been enacted aimed at protecting minors/children using the internet such as COPPA, U.S. state laws such as the Texas Securing Children Online Through Parental Empowerment (“SCOPE”) Act, Article 8 of the GDPR and the U.K. GDPR, and the U.K.’s Age Appropriate Design Code (also referred to as the Children’s Code) and China’s Regulations on the Protection of Minors on the Internet, which took effect on January 1, 2024. Various U.S. states have enacted laws heavily restricting the use of minors’ Personal Data, and several have also recently enacted, or are considering enacting, laws relating to age verification. As some of these laws and regulations apply to us or our applications, we implement certain precautions designed for our compliance with such laws and regulations. Despite our efforts, no assurances can be given that such measures will be sufficient. Failure to comply with such laws could expose us to significant liability, penalties, reputational harm and loss of revenue, or force us to change the way in which we process Personal Data, among other things. Any of the foregoing could materially adversely impact our business, results of operations, or financial condition. We also expect further jurisdictions to adopt these types of laws and regulations, which would further increase these risks, and may require us to spend additional resources in order to comply. Our development, implementation and use of AI and machine learning technologies, including third-party technologies, may not be successful, which may impair our ability to compete effectively, result in reputational harm and have an adverse effect on our business. We use machine learning and AI technologies throughout the business, including technologies that we have developed internally and via integrations with a third party’s AI technologies. For example, we use AI and machine learning technologies to help us produce content for both the learning application and the Duolingo English Test. Additionally, we use an AI-powered product enhancement, Video Call, within our highest subscription tier that allows users to practice conversation skills through video calls with one of our characters. As with many technological innovations, there are significant risks and challenges involved in maintaining and deploying these technologies and there can be no assurance that the usage of such technologies will always enhance our products or services or be beneficial to our business, including our efficiency or profitability. In particular, if these AI or machine learning models are (i) incorrectly designed or implemented; (ii) trained or reliant on incomplete, inadequate, inaccurate, biased or otherwise poor quality data or on data to which we do not have sufficient rights; or (iii) are adversely impacted by unforeseen defects, technical challenges, cyber security threats or material performance issues, the performance of our products, services, and business, as well as our reputation could suffer or we could incur liability through the violation of laws or contracts to which we are a party or civil claims. We incorporate GenAI, including AI that can produce and output new content, software code, data and information based on inferences from the data it receives, features into our solutions, such as Duolingo Max. GenAI technologies can be subject to accuracy issues in the output, introduce unintended biases, be trained on content in a manner that infringes on third party intellectual property or privacy rights, generate output that infringes on intellectual property or privacy rights, disclose sensitive information in a manner that is not intended, and otherwise lead to discriminatory outcomes. There is a risk that GenAI technologies could produce inaccurate or misleading content or other discriminatory or unexpected results or behaviors, such as hallucinatory behavior that can generate irrelevant, nonsensical, or factually incorrect results but in a manner that appears accurate, all of which could harm our reputation, business, or customer relationships. Our measures that are designed for accuracy of such AI generated content may not always be successful, and in some cases, we may need to rely on end users or other third parties to report such inaccuracies. The law is also uncertain across jurisdictions regarding the copyright ownership of output that is produced in whole or in part by GenAI tools, and the level of human authorship Table of Contents 39 that is needed so that such output is copyrightable. The United States Copyright Office has previously denied copyright protection for content generated by AI technologies, and the United States Patent and Trademark Office has similarly stated that an AI tool cannot be an “inventor” of a patent, rendering it impossible to obtain patent protection for inventions created solely by AI technologies. Further, if we are deemed to not have sufficient rights to the data we use to train our AI technologies, we may be subject to litigation by the owners of the content or other materials that comprise such data, similar to the litigation that is currently pending in various U.S. courts against other developers of GenAI technologies, and in which the outcome of such litigation is uncertain. Further, our ability to continue to develop, maintain or use such technologies may be dependent on access to specific third-party software and infrastructure, such as processing infrastructure for the training of our own machine-learning models or the use of third-party AI models. We cannot control the availability or pricing of such third-party software and infrastructure, especially in a highly competitive environment, and we may be unable to negotiate favorable economic terms with the applicable providers. Our products and services may not compete effectively with alternative products and services if we are not able to source and integrate the latest AI and machine learning technologies into our products and services. Moreover, if any such third-party AI and machine learning technologies become incompatible with our solutions or unavailable for use, or if the providers of such models unfavorably change the terms on which their AI and machine learning technologies are offered or terminate their relationship with us, our solutions may become less appealing to our customers and our business will be harmed. In addition, market acceptance and consumer perceptions of AI and machine learning technologies is uncertain, and negative trends in acceptance or perception of such technologies may subject us to brand or reputational harm that may persist even where we undertake improvements to how we implement such technologies. Regulatory and legislative developments on the use of AI and machine learning could adversely affect our use of such technologies in our products and services as well as our operating results. As the regulatory framework for machine learning technology and AI evolves, our business, financial condition, and results of operations may be adversely affected. We may not always be able to anticipate how to respond to such rapidly evolving AI-specific laws or regulations. New laws regulating AI have been enacted in several jurisdictions, such as the U.S., China, and Europe and it is possible that new laws and regulations will be adopted in other jurisdictions. In the U.S., there has been uncertainty regarding the applicable regulations that will apply to the development and use of AI technologies. The Trump administration’s approach to investment in and regulation of AI technologies has and is expected to continue to deviate from that of the previous administration and we will need to adapt to any changes that may result from such approach, including as the result of new or changing executive orders. For instance, the federal government may seek to preempt state laws when they seek to govern certain topics involving AI, as evidenced by the Trump administration’s “Ensuring a National Policy Framework for Artificial Intelligence” Executive Order signed on December 11, 2025. This order calls for federal standards and legislation that would preempt conflicting state AI regulations and create a federal litigation task force focused on challenging state AI laws in court. The Trump administration may continue to implement new or rescind existing federal orders and/or administrative policies relating to AI technologies. Any such changes at the federal level could require us to expend significant resources to modify our products, services, or operations so that we comply or for us to remain compliant and competitive. At the state-level, numerous states have enacted laws regulating AI. For example, California has enacted various AI-related laws and regulations, including related to safety protocols, reporting, and transparency. In addition, Colorado’s Artificial Intelligence Act will require developers and deployers of “high-risk” AI systems to implement certain safeguards against algorithmic discrimination (among other requirements), and the Texas Responsible Artificial Intelligence Governance Act prohibits the development and deployment of AI systems for certain purposes while establishing a regulatory sandbox. Moreover, state Table of Contents 40

AI laws like Colorado’s Artificial Intelligence Act and various state privacy laws, including the CCPA, regulate the use of automated decision making technology that results in legal or similarly significant effects on individuals and provide rights to individuals in respect of automated decision making. Such regulations, and the manner in which such new laws are interpreted, may impact our ability to develop, use, procure and commercialize AI and machine learning technologies in the future. Additionally, it is possible that existing laws and regulations may be interpreted in ways that would affect the operation of our learning platforms, online testing business and data analytics and the way in which we use AI and machine learning technologies. Further, the cost to comply with such laws or regulations could be significant and would increase our operating expenses, which could adversely affect our business, financial condition and results of operations. For example, in Europe, the EU Artificial Intelligence Act (“EU AI Act”) establishes a risk-based governance framework for AI in the EU market. The EU AI Act entered into force on August 1, 2024, and the majority of the substantive requirements are expected to apply from August 2, 2026, and though the European Commission has proposed an extension to December 2, 2027, such extension is not yet finalized or effective. This framework categorizes AI applications into risk categories such as “unacceptable”, “high”, “limited”, and “minimal”. Some of our current or future AI applications may fall within the “high” or “limited” risk categories. AI applications in the “high” risk category are subject to new ex ante conformity assessments and a range of new requirements, particularly on risk management, testing, technical documentation and robustness, data training and data governance and log recording, transparency, human oversight, and cybersecurity, while AI applications in the “limited” risk category are expected to become subject to new transparency and output labelling obligations. The EU AI Act also includes specific requirements for general purpose AI and foundational models, such as transparency, training data obligations, and labeling for GenAI systems. Fines for breaches of the EU AI Act extend up to 7% of worldwide annual turnover. China has implemented a number of regulations to govern AI, algorithmic recommendation and deep synthesis technologies, namely the Provisional Provisions on Management of Generative Artificial Intelligence Services, Administrative Provisions on Algorithm Recommendation for Internet Information Services and Provisions on Management of Deep Synthesis in Internet Information Service, respectively. Such regulations impose strict obligations on service providers, among other entities, with respect to their provision and use of AI, algorithmic recommendation and deep synthesis technologies. In addition, China’s Measures for the Labelling of AI-Generated Synthetic Content requiring explicit AI labels for deep synthesis outputs are likely to cause confusion and implicit, metadata-based labels for other outputs, and Chinese authorities have published further guidance on the use of generative AI through a series of national standards, addressing requirements on as data labelling in the context of training generative AI models, data security during the model training and AI deployment stages. The EU AI Act and the regulatory framework in China are expected to have a material impact on the way AI is regulated in the EU and in China, and together with developing guidance and decisions in this area, may affect our use of AI and our ability to provide and to improve our services, require additional compliance measures and changes to our operations and processes, result in increased compliance costs and potential increases in civil claims or fines against us, and could adversely affect our business, financial condition and operations. We are subject to litigation and adverse outcomes in such litigation could have a material adverse effect on our business, financial condition and results of operations. We are, and from time to time may become, subject to litigation and various legal proceedings, including litigation and proceedings related to intellectual property matters, privacy and consumer protection laws, as well as stockholder derivative suits, class action lawsuits, actions from former employees and other Table of Contents 41 matters, that involve claims for substantial amounts of money or for other relief or that might necessitate changes to our business or operations. The defense of these actions could be time consuming and expensive and could distract our personnel from their normal responsibilities. We evaluate these litigation claims and legal proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, we may establish reserves or disclose the relevant litigation claims or legal proceedings, as and when required or appropriate. These assessments and estimates are based on information available to management at the time of such assessment or estimation and involve a significant amount of judgment. As a result, actual outcomes or losses could differ materially from those envisioned by our current assessments and estimates. Our failure to successfully defend or settle any of these litigations or legal proceedings could result in liability that, to the extent not covered by our insurance, could have a material adverse effect on our business, financial condition and results of operations. See Part I, Item 3. Legal Proceedings. We are subject to taxation related risks in multiple jurisdictions. We are a U.S.-based multinational company subject to tax in multiple U.S. and foreign tax jurisdictions. Significant judgment is required in determining our global provision for income taxes, deferred tax assets or liabilities and in evaluating our tax positions on a worldwide basis. While we believe our tax positions are consistent with the tax laws in the jurisdictions in which we conduct our business, it is possible that these positions may be challenged by jurisdictional tax authorities, which may have a significant impact on our global provision for income taxes. Tax laws are being re-examined and evaluated globally. New laws and interpretations of the law are taken into account for financial statement purposes in the quarter or year that they become applicable. See “Changes to tax laws could impact our financial results and operations.” Tax authorities are increasingly scrutinizing the tax positions of companies. These changes and scrutiny could have a materially adverse impact on our business, results of operations and cash flows. Risks Related to Our Intellectual Property From time to time, we may be party to intellectual property-related litigation and proceedings that are expensive and time consuming to defend, and, if resolved adversely, could materially adversely impact our business, financial condition and results of operations. Our commercial success depends in part on avoiding infringement, misappropriation or other violations of the intellectual property rights of third parties. However, we may become party to disputes from time to time over rights and obligations concerning intellectual property held by third parties, and we may not prevail in these disputes. Companies in the internet, technology and social media industries are subject to frequent litigation based on allegations of infringement, misappropriation or other violations of intellectual property rights. Furthermore, various “non-practicing entities” that own patents and other intellectual property rights often attempt to assert claims in order to extract value from technology companies and, given that these patent holding companies or other adverse intellectual property rights holders typically have no relevant product revenue, our own issued or pending patents and other intellectual property rights may provide little or no deterrence to these rights holders in bringing intellectual property rights claims against us. From time to time we have received and may continue to receive claims from third parties which allege that we have infringed upon their intellectual property rights. Further, from time to time we may introduce new products, product features and services, including in areas where we currently do not have an offering, which could increase our exposure to patent and other intellectual property claims from competitors, non-practicing entities, and other rights holders. For example, we may license and use musical content in our newly launched music courses, marketing activities, and elsewhere, and may receive intellectual property claims relating to our use of this musical content. In addition, some of our agreements with third-party partners require us to indemnify them for certain Table of Contents 42 intellectual property claims against them, which could require us to incur considerable costs in defending such claims, and may require us to pay significant damages in the event of an adverse ruling. Such third- party partners may also discontinue their relationships with us as a result of injunctions or otherwise, which could result in loss of revenue and adversely impact our business operations. We may be subject to claims that we or our employees or consultants have inadvertently or otherwise used or disclosed intellectual property, including trade secrets, software code or other proprietary information, of a former employer or other third parties. Litigation may be necessary to defend against these claims and if we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Further, the agreements that we require our employees and contractors who may be involved in the conception or development of intellectual property to execute may not be successful in establishing that intellectual property they conceive or develop is ours. Additionally, any such assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. As we face increasing competition and develop new products, we expect the number of patent and other intellectual property claims against us may grow. There may be intellectual property or other rights held by others, including issued or pending patents, that cover significant aspects of our products and services, and we cannot be sure that we are not infringing or violating, and have not infringed or violated, any third- party intellectual property rights or that we will not be held to have done so or be accused of doing so in the future. Any claim or litigation alleging that we have infringed or otherwise violated intellectual property or other rights of third parties, with or without merit, and whether or not settled out of court or determined in our favor, could be time-consuming and costly to address and resolve, and could divert the time and attention of our management and technical personnel. The outcome of any litigation is inherently uncertain, and there can be no assurances that favorable final outcomes will be obtained in all cases. In addition, third parties may seek, and we may become subject to, preliminary or provisional rulings in the course of any such litigation, including potential preliminary injunctions requiring us to cease some or all of our operations. We may decide to settle such lawsuits and disputes on terms that are unfavorable to us. Similarly, if any litigation to which we are a party is resolved adversely, we may be subject to an unfavorable judgment that may not be reversed upon appeal, including being subject to a permanent injunction and being required to pay substantial monetary damages, including treble damages, punitive damages, and attorneys’ fees, if we are found to have willfully infringed a party’s intellectual property rights. The terms of such a settlement or judgment may require us to cease some or all of our operations, pay substantial amounts to the other party, or admit liability. Moreover, as part of any settlement or other compromise to avoid complex, protracted litigation, we may agree not to pursue future claims against a third party, including for claims related to alleged infringement of our intellectual property rights. Part of any settlement or other compromise with another party may resolve a potentially costly dispute but may also have future repercussions on our ability to defend and protect our intellectual property rights, which in turn could adversely affect our business, financial conditions, and results of operations and prospects. In addition, we may have to seek a license to continue practices found to be in violation of a third-party’s rights. If we are required, or choose to enter into royalty or licensing arrangements, such arrangements may not be available on reasonable terms, or at all, and may significantly increase our operating costs and expenses. Such arrangements may also only be available on a non-exclusive basis such that third parties, including our competitors, could have access to the same licensed intellectual property to compete with us. As a result, we may also be required to develop or procure alternative non-infringing intellectual property, which could require significant effort, time and expense or discontinue use of the intellectual property. There also can be no assurance that we would be able to develop or license suitable Table of Contents 43 alternative technology to permit us to continue offering the affected products or services as currently offered. If we cannot develop or license alternative technology for any allegedly infringing aspect of our business, we may be forced to limit our products, services or practices and may be unable to compete effectively. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. Any of the foregoing, and any unfavorable resolution of such disputes and litigation, would materially and adversely impact our business, financial condition, results of operations and prospects. We may fail to adequately obtain, protect and maintain our intellectual property rights or prevent third parties from making unauthorized use of such rights. Our intellectual property is a material asset of our business and our success depends in part on our ability to protect our proprietary information and techniques and multiple forms of intellectual property. For example, we rely heavily upon our trademarks, designs, copyrights, related domain names, social media handles and logos to market our brands and to build and maintain brand loyalty and recognition. We also rely upon proprietary technologies and trade secrets, as well as a combination of laws, and contractual restrictions, including confidentiality agreements with employees, customers, suppliers, affiliates and others, to establish, protect and enforce our various intellectual property rights. We have generally registered and continue to apply to register and renew, or secure by contract where appropriate, trademarks, service marks and copyrights as they are developed and used, and reserve, register and renew domain names and social media handles as we deem appropriate. If our trademarks and trade names are not adequately protected, then we may not be able to build and maintain name recognition in our markets of interest and our business may be adversely affected. Effective trademark protection may not be available or may not be sought in every country in which our products are made available, in every class of goods and services in which we operate, and contractual disputes may affect the use of marks governed by private contract. Our registered or unregistered trademarks, tradenames or other intellectual property rights may be challenged, infringed, circumvented or declared limited, invalid or unenforceable or determined to be infringing on other marks. Further, at times, competitors may adopt trade names or trademarks similar or identical to ours, thereby impeding our ability to build or extend brand identity and possibly leading to market confusion. Similarly, not every variation of a domain name or social media handle may be available or be registered by us, even if available. The occurrence of any of these events could result in the erosion of our brands and limit our ability to market our brands using our various domain names and social media handles, as well as impede our ability to effectively compete against competitors with similar technologies or products, any of which could materially adversely affect our business, financial condition and results of operations. We are also party to certain agreements that may limit our trademark rights in certain jurisdictions; while we believe these agreements are unlikely to have a significant impact on our business as currently conducted, our ability to use our existing trademarks in new business lines in the future may be limited. We also rely on seeking patent protection for key technologies or approaches we develop that enable us to deliver or enhance the products and services we offer. We seek patent protection for these types of innovations primarily in order to best protect our ability to utilize the innovations either by ourselves or as part of a joint development project. We cannot guarantee that our efforts to obtain and maintain intellectual property rights are adequate, that we have secured, or will be able to secure, appropriate permissions or protections for all of the intellectual property rights we use or rely on. Furthermore, even if we are able to obtain intellectual property rights, any challenge to our intellectual property rights could result in them being narrowed in scope or declared invalid or unenforceable. In addition, other parties may independently develop technologies that are Table of Contents 44 substantially similar or superior to ours and we may not be able to stop such parties from using such independently developed technologies to compete effectively with us. We also rely upon unpatented proprietary information and other trade secrets to protect intellectual property that may not be registrable, or that we believe is best protected by means that do not require public disclosure. While it is our policy to enter into confidentiality agreements with employees and third parties to protect our proprietary expertise and other trade secrets, we cannot guarantee that we have entered into such agreements with each party that has or may have had access to our proprietary information or trade secrets and, even if entered into, these agreements may otherwise fail to effectively prevent disclosure of proprietary information, may be limited as to their term, or may not provide an adequate remedy in the event of unauthorized disclosure or use of proprietary information. Monitoring unauthorized uses and disclosures is difficult, and we do not know whether the steps we have taken to protect our proprietary technologies will be effective. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time-consuming, and the outcome is unpredictable. Further, some courts inside and outside the U.S. may be less willing or unwilling to protect trade secrets. In addition, trade secrets may be independently developed by others in a manner that could prevent legal recourse by us. If any of our confidential or proprietary information, such as our trade secrets, were to be disclosed or misappropriated, or if any such information was independently developed by a competitor, our competitive position would be materially adversely harmed. Our intellectual property rights and the enforcement or defense of such rights may be affected by developments or uncertainty in laws and regulations relating to intellectual property rights. For example, a number of aspects of intellectual property protection in the field of AI are currently evolving, and there is uncertainty and ongoing litigation in different jurisdictions as to the degree and extent of protection warranted for AI systems and relevant system input and outputs. If we fail to obtain protection for the intellectual property rights concerning our AI technologies or the output of such technologies, or later have our intellectual property rights invalidated or otherwise diminished, our competitors may be able to take advantage of our research and development efforts to develop competing products, which could adversely affect our business, reputation and financial condition. Moreover, many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, may not favor the enforcement of trademarks, copyrights, trade secrets and other intellectual property protection, which could make it difficult for us to stop the infringement, misappropriation or other violation of our intellectual property or the marketing of competing products in violation of our intellectual property rights generally. We also may be forced to bring claims against third parties to determine the ownership of what we regard as our intellectual property or to enforce our intellectual property rights against infringement, counterfeiting, misappropriation or other violations by third parties. However, the measures we take to protect our intellectual property from unauthorized use by others may not be effective and there can be no assurance that our intellectual property rights will be sufficient to protect against others offering products or services that are substantially similar or superior to ours or that compete with our business. We may not prevail in intellectual property-related proceedings that we initiate against third parties. Further, in such proceedings or in proceedings before patent, trademark and copyright agencies, our asserted intellectual property could be found to be invalid, unenforceable or limited in scope, in which case we could lose valuable intellectual property rights. In addition, even if we are successful in enforcing our intellectual property against third parties, the damages or other remedies awarded, if any, may not be commercially meaningful. Regardless of whether any such proceedings are resolved in our favor, such proceedings could cause us to incur significant expenses and could distract our personnel from their normal responsibilities. Accordingly, our efforts to enforce our intellectual property rights around the world Table of Contents 45 may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license. The measures we take to protect our intellectual property rights may not always be successful, and our intellectual property rights may still not be adequate and protected in a meaningful manner, challenges to contractual rights could arise, third parties could copy or otherwise obtain and use our intellectual property without authorization, or laws and interpretations of laws regarding the enforceability of existing intellectual property rights may change over time in a manner that provides less protection or introduces uncertainty. The occurrence of any of these events could impede our ability to effectively compete against competitors with similar technologies, any of which could materially adversely affect our business, financial condition and results of operations. Our use of “open source” software and materials could subject our proprietary software to general release, adversely affect our ability to sell our products and services and subject us to possible litigation. We use open source software, content and materials (“Open Source Materials”) in connection with a portion of our proprietary software and our service offerings and we expect to continue to use Open Source Materials in the future. Under certain circumstances, some open source licenses require users of the Open Source Materials to provide the user’s own proprietary source code to third parties upon request, to license the user’s own proprietary source code or other materials for the purpose of making derivative works, prohibit users from charging a fee to third parties in connection with the use of the user’s proprietary code, or require the relicensing of the Open Source Materials and derivatives thereof under the terms of the applicable license. While we employ practices designed to monitor our compliance with the licenses of third-party Open Source Materials and protect our proprietary source code and content, we cannot guarantee that we will be successful, that all Open Source Materials are reviewed prior to use in our products, that our developers have not incorporated Open Source Materials into our products, or that they will not do so in the future. Accordingly, we may face claims from others challenging our use of Open Source Materials or seeking to enforce the license terms applicable to such Open Source Materials, including by demanding public release of the Open Source Materials or derivative works or our proprietary source code and content that was developed or distributed in connection with such Open Source Materials. Such claims could also require us to purchase a commercial license or require us to devote additional research and development resources to change our software and content, any of which would have a negative effect on our business and results of operations. In addition, if the license terms for the open source code change, we may be forced to re-engineer our software, revise our content or otherwise incur additional costs. Additionally, the terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts. There is a risk that open source licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market or provide our products. In addition, the use of open source software may entail greater risks than the use of third-party commercial software, as open source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code. To the extent that our platform depends upon the successful operation of the open source software we use, any undetected errors or defects in this open source software could prevent the deployment or impair the functionality of our platform, delay the introduction of new solutions, result in a failure of our platform, and injure our reputation. For example, undetected errors or defects in open source software could render it vulnerable to breaches or security attacks and make our systems more vulnerable to data breaches. Our exposure to these risks may be increased as a result of evolving our core source code base, introducing new content and offerings, integrating acquired-company technologies, or making other Table of Contents 46 business changes, including in areas where we do not currently compete. Any of the foregoing could adversely impact the value or enforceability of our intellectual property, and materially adversely affect our business, financial condition, and results of operations. Risks Related to Ownership of our Class A Common Stock The market price of shares of our Class A common stock may be volatile or may decline regardless of our operating performance, which could cause the value of your investment to decline. The trading price of our Class A common stock has been and may continue to be highly volatile and subject to wide fluctuations. Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of shares of our Class A common stock regardless of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors due to a number of potential factors, including, for example, variations in our quarterly operating results, additions or departures of key management personnel, failure to meet analysts’ earnings estimates, publication of research reports about our industry, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, changes in market valuations of similar companies or speculation in the press or investment community, announcements by our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments, adverse publicity about the industries we participate in, and in response the market price of shares of our Class A common stock could decrease significantly. In the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources. If securities or industry analysts do not continue to publish research or reports about our business, or if they downgrade their recommendations regarding our Class A common stock, our stock price and trading volume could decline. The trading market for our Class A common stock relies in part on the research and reports that industry or securities analysts publish about us or our business. If any of the analysts who cover us downgrade our Class A common stock or publish inaccurate or unfavorable research about our business, our Class A common stock price may decline. If analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our Class A common stock price or trading volume to decline and our Class A common stock to be less liquid. The dual class structure of our common stock has the effect of concentrating voting control with a limited number of affiliated stockholders, which will limit or preclude your ability to influence corporate matters or transactions that require stockholder approval. Under the dual class structure of our common stock, our Class B common stock has 20 votes per share, and our Class A common stock has one vote per share. As of December 31, 2025, our directors, executive officers, and 5% stockholders and their affiliates held in the aggregate 76.3% of the voting power of our capital stock. Because of the 20-to-one voting ratio between our Class B and Class A common stock, the holders of our Class B common stock collectively could continue to control a significant percentage of the combined voting power of our common stock and therefore be able to control all matters submitted to our stockholders for approval until all outstanding shares of Class A and Class B common stock have converted automatically into shares of a single class of common stock. This Table of Contents 47 concentrated control may limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may believe are in your best interest as one of our stockholders. In addition, future transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, subject to limited exceptions, such as certain transfers effected for estate planning purposes. Any future issuances of Class B common stock would be dilutive to holders of Class A common stock upon conversion. We cannot predict the impact our dual class structure may have on the market price of our Class A common stock. We cannot predict whether our dual class structure will result in a lower or more volatile market price of our Class A common stock, in adverse publicity or other adverse consequences. Certain investors, including large institutional investors, may prefer companies that do not have multiple share classes or may have investment guidelines that preclude them from investing in companies that have multiple share classes. In addition, certain index providers have previously implemented, and may in the future determine to implement, restrictions on including companies with multiple class share in certain of their indices. Indices have discretion to reassess and implement such policies with respect to multi-class differing voting right structures. Under any such policies, our dual class capital structure would make us ineligible for inclusion in any of these indices. As a result, the market price of our Class A common stock could be materially adversely affected. We may issue preferred stock whose terms could materially adversely affect the voting power or value of our Class A common stock. Our amended and restated certificate of incorporation authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our Class A common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our Class A common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the Class A common stock. Future issuance and sales of our common stock in the public market could cause the market price of our common stock to drop significantly, even if our business is doing well. Sales of a substantial number of shares of our common stock in the public market or the perception that these sales might occur in large quantities, could cause the market price of our Class A common stock to decline and could impair our ability to raise capital through the sale of additional equity securities. Further, as of December 31, 2025, we had options outstanding that, if fully exercised, would result in the issuance of 632,650 shares of Class A common stock and 226,000 shares of Class B common stock, as well as 1,406,000 shares of Class A common stock issuable upon vesting and settlement of outstanding RSUs. We have registered on Form S-8 under the Securities Act the shares of our common stock subject to outstanding stock options that will be issuable pursuant to future awards granted under our equity incentive plan. These shares can be freely sold in the public market upon issuance, subject to applicable Table of Contents 48 vesting requirements, compliance by affiliates with Rule 144, and other restrictions provided under the terms of the applicable plan or the award agreements entered into with participants. We may issue our shares of common stock or securities convertible into our common stock from time to time in connection with financings, acquisitions, investments, or otherwise. New investors in subsequent transactions could gain rights, preferences, and privileges senior to those of holders of our Class A common stock. Any such issuance could result in substantial dilution to our existing stockholders and cause the trading price of our Class A common stock to decline. We do not intend to pay dividends for the foreseeable future. Consequently, any gains from an investment in our Class A common stock will likely depend on whether the price of our Class A common stock increases. We do not intend to pay any dividends on our Class A common stock in the foreseeable future. We anticipate that we will retain all of our future earnings for use in the operation and growth of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments. Anti-takeover provisions contained in our amended and restated certificate of incorporation and amended and restated bylaws, as well as provisions of Delaware law, could impair a takeover attempt. Our amended and restated certificate of incorporation and amended and restated bylaws contain and Delaware law contains provisions which could have the effect of rendering more difficult, delaying or preventing an acquisition deemed undesirable by our board of directors. Our corporate governance documents provide for: • a dual-class structure; • a classified board of directors with three-year staggered terms, who can only be removed for cause, which may delay the ability of stockholders to change the membership of a majority of our board of directors; • no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates; • the exclusive right of our board of directors to set the size of the board of directors and to elect a director to fill a vacancy, however occurring, including by an expansion of the board of directors, which prevents stockholders from being able to fill vacancies on our board of directors; • the ability of our board of directors to authorize the issuance of shares of preferred stock and to determine the price and other terms of those shares, including voting or other rights or preferences, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquiror; • the ability of our board of directors to alter our amended and restated bylaws without obtaining stockholder approval; • in addition to our board of director’s ability to adopt, amend, or repeal our amended and restated bylaws, our stockholders may adopt, amend, or repeal our amended and restated bylaws only with the affirmative vote of the holders of at least 66 2/3% of the voting power of all our then- outstanding shares of capital stock; Table of Contents 49

• the required approval of (i) at least 66 2/3% of the voting power of the outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class, to adopt, amend, or repeal certain provisions of our restated certificate of incorporation and (ii) for so long as any shares of Class B common stock are outstanding, the holders of at least 80% of the shares of Class B common stock outstanding at the time of such vote, voting as a separate series, to adopt, amend, or repeal certain provisions of our restated certificate of incorporation; • the ability of stockholders to act by written consent only as long as holders of our Class B common stock hold at least 50% of the voting power of our capital stock; • the requirement that a special meeting of stockholders may be called only by an officer of our company pursuant to a resolution adopted by a majority of our board of directors then in office or the chairperson of our board; and • advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of us. These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management. As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the General Corporation Law of the State of Delaware (the Delaware General Corporation Law), which prevents some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without approval of the holders of substantially all of our outstanding common stock. Any provision of our certificate of incorporation, bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock. Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us. Our amended and restated certificate of incorporation and amended and restated bylaws provide that we will indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. In addition, as permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws and our indemnification agreements that we have entered or intend to enter into with our directors and officers provide that: • we will indemnify our directors and officers for serving us in those capacities or for serving other business enterprises at our request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful; • we may, in our discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law; Table of Contents 50

• we are required to advance expenses, as incurred, to our directors and officers in connection with defending a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification; • the rights conferred in our amended and restated bylaws are not exclusive, and we are authorized to enter into indemnification agreements with our directors, officers, employees and agents and to obtain insurance to indemnify such persons; and • we may not retroactively amend our amended and restated bylaw provisions to reduce our indemnification obligations to directors, officers, employees, and agents. Our directors’ and officers’ liability insurance policies may not be available to us in the future at a reasonable rate, may not cover all potential claims for indemnification, and may not be adequate to indemnify us for all liability that may be imposed. Our amended and restated certificate of incorporation and amended and restated bylaws provide for an exclusive forum in the Court of Chancery of the State of Delaware for certain disputes between us and our stockholders, and that the federal district courts of the U.S. of America will be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees. Our amended and restated certificate of incorporation and amended and restated bylaws provide that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction; and provided further that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware. Our amended and restated certificate of incorporation and amended and restated bylaws also provide that the federal district courts of the U.S. of America will be the exclusive forum for the resolution of any complaint asserting a cause of action against us or any of our directors, officers, or employees arising under the Securities Act. Nothing in our amended and restated certificate of incorporation or amended and restated bylaws precludes stockholders that assert claims under the Exchange Act from bringing such claims in state or federal court, subject to applicable law. We believe these provisions may benefit us by providing increased consistency in the application of Delaware law and federal securities laws by chancellors and judges, as applicable, particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims. If a court were to find the choice of forum provision that will be contained in our amended and restated certificate of incorporation or amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition, and results of operations. Table of Contents 51

General Risk Factors Failure to maintain effective internal control over financial reporting could have a material adverse effect on our business, financial condition, results of operations, and stock price and may adversely affect investor confidence in our company and, as a result, the value of our Class A common stock and your investment. Section 404 of the Sarbanes-Oxley Act, requires us to evaluate the effectiveness of our internal controls over financial reporting as of the end of each fiscal year, including a management report assessing the effectiveness of our internal controls over financial reporting, and a report issued by our independent registered public accounting firm on that assessment. Our ability to comply with the annual internal control reporting requirements will depend on the effectiveness of our financial reporting and data systems and controls across our company. We expect these systems and controls to require additional investment as we become increasingly more complex and our business grows. To effectively manage this complexity, we will need to continue to maintain and revise our operational, financial and management controls, and our reporting systems and procedures. Certain weaknesses or deficiencies or failures to implement required new or improved controls, or difficulties encountered in the implementation or operation of these controls, could harm our operating results and cause us to fail to meet our financial reporting obligations, or result in material misstatements in our financial statements, which could adversely affect our business and reduce our stock price. Further, we cannot assure you that the measures we have taken to date, and actions we may take in the future, will be sufficient to prevent or avoid potential future material weaknesses. A material weakness in our internal control over financial reporting could result in an increased probability of fraud, the potential loss of customers, litigation from our stockholders, reduction in our ability to obtain financing, and require additional expenditures to remediate. Our failure to implement and maintain effective internal control over financial reporting could result in errors in our financial statements that could result in loss of investor confidence in the accuracy and completeness of our financial reports and a decline in our stock price, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities. If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our operating results could fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock. The preparation of financial statements in conformity with generally accepted accounting principles in the U.S. requires us to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent liabilities as of the date of the financial statements and the reported amount of revenues and expenses during the reporting period. For example, we make certain assumptions about the interpretation of these principles and accounting treatment of our non-cash stock- based compensation expense and related obligations with respect to our financial statements. If these assumptions turn out to be unfounded, our stock-based compensation expense could be materially higher than expected for current and future periods, which could have a material adverse effect on our net income (loss). We base estimates and assumptions on historical experience and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. We may make estimates regarding activities for which the accounting treatment is still uncertain. Actual results could differ from those estimates. If our assumptions change or if actual circumstances differ from our assumptions, our operating results may be adversely affected and could fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock. Table of Contents 52

Changes in accounting principles or their application to us could result in unfavorable accounting charges or effects, which could adversely affect our operating results and prospects. We prepare Consolidated Financial Statements in accordance with accounting principles generally accepted in the U.S. The accounting for our business is subject to change based on the evolution of our business model, interpretations of relevant accounting principles, enforcement of existing or new regulations, and changes in policies, rules, regulations, and interpretations of accounting and financial reporting requirements of the SEC or other regulatory agencies. A change in any of these principles or guidance, or in their interpretations or application to us, may have a significant effect on our reported results, as well as our processes and related controls, and may retroactively affect previously reported results, which may negatively impact our financial statements, which may in turn adversely affect our prospects. It is difficult to predict the impact of future changes to accounting principles and accounting policies over financial reporting, any of which could adversely affect our financial condition and results of operations and could require significant investment in systems and personnel. Our income tax expense and effective tax rate may fluctuate due to changes in tax laws, operating results and the realizability of deferred tax assets. Our operations are subject to income and transaction taxes in the U.S. and in multiple foreign jurisdictions. A change in the tax law in the jurisdictions in which we do business, including an increase in tax rates, an adverse change in the treatment of an item of income or expense or a decrease in tax rates in a jurisdiction in which we have significant deferred tax assets, could result in a material increase in tax expense. Additionally, changes in tax laws could impact operating cash flow due to changes in timing of payments required as well as the overall rate we are required to pay. The application of tax laws and related regulations is subject to legal and factual interpretation, judgment and uncertainty. We cannot determine whether any legislative proposals may be enacted into law or what, if any, changes may be made to such proposals prior to their being enacted into law. If U.S. or international tax laws change in a manner that increases our tax obligation, it could result in a material adverse impact on our results of operations and our financial position. Recent U.S. tax legislation has modified the rules governing the treatment of research and development expenditures under Internal Revenue Code Section 174, including allowing for immediate expensing of certain domestic research and development costs, which we have implemented. Any further changes or uncertainty in the application of these rules could materially impact our results of operations and cash flows. The Organization for Economic Co-operation and Development ("OECD"), an international association of 38 countries including the U.S., has proposed changes to numerous long-standing tax principles, including a global minimum tax initiative. On December 12, 2022, the European Union member states agreed to implement the OECD’s Pillar 2 global corporate minimum tax rate of 15% on companies with revenues of at least EUR 750 million, which went into effect in 2024. On January 5, 2026, the OECD released a “side-by-side” package that generally establishes an exemption for U.S.-based multinational company from the 15% global minimum tax. However, implementation of the package depends on domestic legislation and regulation in OECD member countries and is subject to subsequent review. We will continue to monitor and evaluate the potential consequences of Pillar 2 and the OECD’s “side-by- side” package on our longer-term financial position. Many countries in the European Union, as well as a number of other countries and organizations such as the OECD, are actively considering and enacting additional changes to existing tax laws that, if enacted or when in effect, could increase our tax obligations in countries where we do business. These proposals and new laws include changes to the existing framework to calculate income tax, as well as proposals to Table of Contents 53 change or impose new types of non-income taxes, including taxes based on a percentage of revenue. For example, several countries in the European Union have proposed or enacted taxes applicable to digital services, which include business activities on social media platforms and online marketplaces, and would likely apply to our business. Many questions remain about the enactment, form and application of these digital services taxes. The interpretation and implementation of the various digital services taxes (especially if there is inconsistency in the application of these taxes across tax jurisdictions) could have a materially adverse impact on our business, results of operations and cash flows. We are required to assess the realizability of our deferred tax assets and may record a valuation allowance if it is more likely than not that such assets will not be realized. During year ended December 31, 2025, we released the valuation allowance on our deferred tax assets based on management’s assessment of sustained positive evidence. There can be no assurance, however, that we will continue to generate sufficient taxable income to realize our deferred tax assets in future periods. If our operating results were to decline, if our forecasts of future taxable income were not achieved, or if other negative evidence were to arise, we may be required to record a valuation allowance against some or all of our deferred tax assets. Any such determination could result in a material increase in income tax expense and could materially adversely affect our results of operations, financial position, and cash flows. We are subject to a series of risks associated with scrutiny of environmental, social, sustainability, and related corporate responsibility matters. Companies across industries are facing increasing scrutiny from a variety of stakeholders related to their environmental, social, sustainability, and related corporate responsibility (“ESG”) practices. Increasingly, different stakeholder groups have divergent (or conflicting) views on ESG matters, which increases the risk that any action, or lack thereof, with respect to ESG matters will be perceived negatively by at least some stakeholders. Both advocates and opponents to certain ESG matters are increasingly resorting to a range of activism forms, including media campaigns and litigation, to advance their perspectives. Any failure to successfully navigate such stakeholder expectations may result in costs, reputational harm (including in various ratings), adverse stakeholder engagement, issues in attracting/retaining employees and customers, or other adverse impacts to our business. While we have engaged, and expect to continue to engage in, certain initiatives (such as disclosures, certifications, or goals) to improve the ESG profile of our company and products or respond to stakeholder concerns, such initiatives may be costly and may not have the desired effect. For example, many ESG initiatives rely on methodologies and data that are complex, subject to varying interpretations, and continuing to evolve. As with other companies, our approach to ESG matters also continues to evolve, and there can be no guarantee that our approach will align with the expectations or preferences of any particular stakeholder. For example, any failure (or perceived failure) to advance our initiatives may result in various adverse impacts, including reputational damage, potential stakeholder engagement or litigation, even if such initiatives are currently voluntary. Additionally, various policymakers, including the European Union and the State of California, have adopted (or are considering adopting) requirements for disclosures or other actions on climate- or ESG-related matters. Such requirements are not uniform, and may not be interpreted or applied uniformly, which may result in increases cost and complexity of compliance, as well as any associated risks. This and other stakeholder expectations will likely lead to increased costs as well as scrutiny that could heighten all of the risks identified in this risk factor. Additionally, our customers, business partners, and suppliers may be subject to similar expectations, which may augment or create additional risks, including risks that may not be known to us. Item 1B. Unresolved Staff Comments Table of Contents 54

None. Item 1C. Cybersecurity Cybersecurity Risk Management, Strategy and Governance Disclosures Cybersecurity Risk Management and Strategy We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information. We design and assess our program based on various cybersecurity frameworks and guidelines. This does not imply that we meet any particular technical standards, specifications, or requirements, only that we use these frameworks and guidelines as a guide to help us identify, assess, and manage cybersecurity risks relevant to our business. Our cybersecurity risk management program is integrated into our overall risk management program, and shares common methodologies, reporting channels and governance processes that apply across the risk management program to other legal, compliance, strategic, operational, and financial risk areas. Key elements of our cybersecurity risk management program include the following: • risk assessments designed to help identify material risks from cybersecurity threats to our critical systems and information; • a dedicated information security team principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents; • the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security processes and controls; • cybersecurity awareness training of our employees, including incident response personnel, and senior management; • a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; and • a third-party risk management process for key service providers based on our assessment of their criticality to our operations and respective risk profile. We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, financial condition, or results of operations. We face risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, financial condition, or results of operations. See Part I, Item 1A. “Risk Factors—Risks Relating to Our Business and Industry – Security breaches of our IT Systems, improper or unauthorized access to or disclosure of our Confidential Information, other hacking and social engineering or phishing attacks on our IT Systems or service, or other cyber incidents could disrupt our services or compromise Confidential Information related to our business and expose us to liability, which could harm our reputation and materially adversely affect our business.”. Cybersecurity Governance Our Board considers cybersecurity risk as part of its risk oversight function and is assisted by its Audit Committee (the "Committee"), which regularly reviews our cybersecurity program with management and Table of Contents 55 reports to the Board. Cybersecurity reviews by the Committee generally occur quarterly or more frequently as determined to be advisable. Committee members also receive presentations on cybersecurity topics and trends from our Information Security Management Leader, internal cybersecurity staff or external experts as part of the Committee's continuing education on topics that impact public companies. Our management team oversees our cybersecurity risk management through our Information Security Management System Governance Council, which is chaired by our Information Security Management Leader and includes our Chief Technology Officer, Chief Engineering Officer, and General Counsel, along with employee subject matter experts in law, privacy, engineering, and cybersecurity. This Governance Council also includes our Head of Information Security, who with our dedicated Information Security Team, manages the day-to-day activities needed to prevent, detect, and mitigate cybersecurity incidents, and reports to senior management through the Governance Council. This Head of Information Security has served in various roles within the cybersecurity field for over 15 years, including security leadership roles in multiple organizations and holds an undergraduate degree in information security and forensics. Our management team supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in the IT environment. Item 2. Properties We lease approximately 195,254 square feet in multiple facilities in Pittsburgh, Pennsylvania where we operate our headquarters, and lease approximately 85,666 square feet of office space in New York City. We also lease other office space around the world as needed for our employees, including in Bangalore, Beijing, Berlin, Detroit, London, Tokyo, and Seattle. We believe that our existing facilities are sufficient for our current needs. We believe that suitable additional or substitute space will be available as needed to accommodate changes in our operations. Item 3. Legal Proceedings From time to time we may be involved in claims and proceedings arising in the course of our business. The outcome of any such claims or proceedings, regardless of the merits, is inherently uncertain. We are not currently party to any material legal proceedings. Item 4. Mine Safety Disclosures Not applicable. Table of Contents 56

Part II Financial Information Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities Market Information for Class A Common Stock Our Class A common stock is listed on the Nasdaq Global Select Market under the symbol “DUOL”. Holders of our Common Stock As of February 25, 2026, there were 0 stockholders of record of our Class A common stock. The actual number of stockholders is greater than this number of record holders and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. As of February 25, 2026, there were 0 stockholders of record of our Class B common stock. Dividend Policy We have never declared or paid any cash dividends on our common stock, and we do not currently intend to pay any cash dividends on our common stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business. Any future determination related to dividend policy will be made at the discretion of our board of directors, subject to applicable laws and the restrictions set forth in any of our contractual agreements, and will depend upon, among other factors, financial condition, results of operations, contractual restrictions and capital requirements. Our future ability to pay cash dividends on our common stock may also be limited by the terms of any future debt or preferred securities we may issue or any future credit facilities we may enter into. Unregistered Sales of Equity Securities None. Issuer Purchases of Equity Securities None. Performance Graph The graph below compares the cumulative total stockholder return on our Class A common stock with the cumulative total return on the S&P 500 Index (“S&P 500”) and the S&P Software and Services Index. The graph assumes $100 was invested at the market close on July 28, 2021, which was the first day our Class A common stock began trading. Data for the S&P 500 Index and S&P 500 Information Technology Index assume reinvestment of dividends. The graph uses the closing market price on July 28, 2021 of $134.26 per share as the initial value of our Class A common stock. The comparisons in the graph below are based upon historical data and are not indicative of, nor intended to forecast, future performance of our Class A common stock. Table of Contents 57

Comparison of Cumulative Total Return Duolingo S&P 500 S&P Software & Services Index 07/ 28/ 21 09/ 30/ 21 12/ 31/ 21 03/ 31/ 22 06/ 30/ 22 09/ 30/ 22 12/ 31/ 22 03/ 31/ 23 06/ 30/ 23 09/ 30/ 23 12/ 31/ 23 03/ 31/ 24 06/ 30/ 24 09/ 30/ 24 12/ 31/ 24 03/ 31/ 25 06/ 30/ 25 09/ 30/ 25 12/ 31/ 25 $— $100.00 $200.00 $300.00 $400.00 Item 6. [Reserved] Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our Consolidated Financial Statements and related notes included elsewhere in this Annual Report on Form 10-K. The following discussion contains forward-looking statements, such as those relating to our plans, objectives, expectations, intentions, and beliefs, that involve risks, uncertainties and assumptions. Our actual results could differ materially from these forward-looking statements as a result of many factors, including those discussed in Part I, Item 1A. “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” and included elsewhere in this Annual Report on Form 10-K. Our historical results are not necessarily indicative of the results that may be expected for any periods in the future. Amounts reported in millions are rounded based on the amounts in thousands. As a result, the sum of the components reported in millions may not equal the total amount reported in millions due to rounding. In addition, percentages presented are calculated from the underlying numbers in thousands and may not add to their respective totals due to rounding. Overview Our flagship app has organically become the world’s most popular way to learn languages and the top- grossing Education app in the App Stores, offering over 250 total language courses to over 130 million monthly active users for the three months ended December 31, 2025. We believe that we have become the preeminent online destination for language learning due to our beautifully designed products, exceptional user engagement, and demonstrated learning efficacy. Our Business Model Table of Contents 58

How We Generate Revenue We use a freemium business model that relies on premium subscription offerings, advertising, and in-app- purchases (IAPs) to produce revenue. We believe the following key attributes of our freemium subscription business model are core to our success. • Large Market: There is an enormous pool of potential language learners globally that HolonIQ estimates at approximately 2 billion people. • Free Users: Since the majority of our learning content is not behind a paywall, anyone can download the Duolingo App, use it for as long as they like, and complete any of our courses free of charge. Our users are composed of both new and reengaged users, which we draw from a large market of learners. We also work to keep existing users engaged in the product. This has allowed us to scale to more than 130 million MAUs for the three months ended December 31, 2025. We have seen these millions of learners provide two benefits to our business model: ◦ They become advocates for Duolingo and support our growth through positive word-of- mouth for our product, which enables us to make very selective, efficient, and targeted marketing investments. ◦ Our users complete nearly 2 billion exercises every day, generating large amounts of data that powers our high-volume A/B testing and novel AI techniques. We use this data and the insights that come from it to continually improve both engagement and efficacy. • Paid Subscriber Conversion: We convert free users to paid subscribers over time. We see stronger conversion from users that recently joined or reengage with the platform, but also see learners who use our product for months or even years before they decide to subscribe. This allows us to enjoy economic benefits from users well into their tenure on the platform. As of December 31, 2025, subscribers made up 9.2% of our average MAUs over the last twelve months as compared to 8.8% of our average MAUs during the year ended December 31, 2024. Subscription Our subscription offerings as of the date of this filing are called Super Duolingo and Duolingo Max. Super Duolingo offers learners additional features to enhance their learning experience. Duolingo Max gives learners access to the existing features of Super Duolingo in addition to incremental features and exercises, such as Video Call. Other Revenue For users who are unable or unwilling to pay a subscription fee, we provide free access to our product and generate advertising revenue from the sale of display and video advertising delivered through advertising impressions. We generally enter into arrangements with the major programmatic advertising networks to monetize our advertising inventory. Our advertising revenue is primarily a function of the number of our free users, lessons completed by our free users, and our ability to provide innovative advertising placements that are relevant to our users and enhance returns for our advertising partners. We also offer in-app purchases, (“IAPs”) which consist of learners purchasing one-time benefits within the app, such as “Streak Freezes” and “Timer Boosts.” In addition to monetizing the Duolingo App, we generate revenue from the Duolingo English Test by charging test takers a one-time fee. University program acceptance is a driver of Duolingo English Test revenue. As of December 31, 2025, over 6,100 education programs around the world accept the Duolingo English Test results as proof of English proficiency for international student admissions, with over 5,300 of those being higher education programs. These include 24 of the top 25 undergraduate programs in the Table of Contents 59

U.S. ranked by international enrollment, as well as top schools such as Yale, Stanford, MIT, Duke and Columbia. Basis of Presentation Items within Management's Discussion and Analysis of Financial Condition and Results of Operations include a discussion of changes between the years ended December 31, 2025 and 2024. For a discussion of changes from the year ended December 31, 2024 to the year ended December 31, 2023, refer to Management’s Discussion and Analysis of Financial Condition and Results of Operation in Part II, Item 7. of our Annual Report on Form 10-K for the year ended December 31, 2024 (filed with the SEC on February 28, 2025). Key Operating Metrics and Non-GAAP Financial Measures We regularly review a number of key operating metrics and non-GAAP financial measures to evaluate our business, measure our performance, identify trends, prepare financial projections and make business decisions. The measures set forth below should be considered in addition to, not as a substitute for or in isolation from, our financial results prepared in accordance with generally accepted accounting principles in the U.S. (“GAAP”). Monthly active users (MAUs) and daily active users (DAUs), along with paid subscribers, subscription bookings and total bookings, are operating metrics that help inform management about the underlying growth in users of our platform, and are a measure of our monetization efforts. To calculate the year-over-year change in MAUs and DAUs for a given period, we subtract the average for the same period in the previous year from the average for the same period in the current year and divide the result by the average for the same period in the previous year. Other companies, including companies in our industry, may calculate these measures differently or not at all, which reduces their usefulness as comparative measures. Three Months Ended December 31, (In millions) 2025 2024 Operating Metrics Monthly active users (MAUs) ............................................................................ 133.1 116.7 Daily active users (DAUs) .................................................................................. 52.7 40.5 Paid subscribers (at period end) ....................................................................... 12.2 9.5 Year Ended December 31, (In thousands) 2025 2024 Operating Metrics Subscription bookings ....................................................................................... $ 996,268 $ 730,737 Total bookings ..................................................................................................... $ 1,158,425 $ 870,601 Non-GAAP Financial Measures Net income (GAAP) (1) ..................................................................................... $ 414,065 $ 88,574 Adjusted EBITDA ............................................................................................... $ 305,878 $ 191,942 Net cash provided by operating activities (GAAP) ........................................ $ 387,823 $ 285,513 Free cash flow (2) .............................................................................................. $ 360,424 $ 264,373 ________________ (1) During the year ended December 31, 2025, the Company released the valuation allowance previously recorded against its federal and state deferred tax assets, resulting in a one-time income-tax benefit of $256.7 million. Table of Contents 60

(2) The prior period has been recast to conform to current period presentation of free cash flow. See the definition of Free Cash Flow below for additional information. Operating Metrics Monthly active users (MAUs). MAUs are defined as unique users who engage with our Duolingo App or the learning section of our website each month. MAUs are reported for a measurement period by taking the average of the MAUs for each calendar month in that measurement period. The measurement period for MAUs is the three months ended December 31, 2025 and the same period in the prior year where applicable, and the analysis of results is based on those periods. MAUs are a measure of the size of our global active user community on Duolingo. We had approximately 133.1 million and 116.7 million MAUs for the three months ended December 31, 2025 and 2024, respectively, representing an increase of 14% from the prior year period. We grew MAUs through a combination of product initiatives and marketing. Product improvements, such as making the app more social and engaging, helped attract new users, retain existing users, and reengage former users, while marketing expanded our reach. Daily active users (DAUs). DAUs are defined as unique users who engage with our Duolingo App or the learning section of our website each calendar day. DAUs are reported for a measurement period by taking the average of the DAUs for each day in that measurement period. The measurement period for DAUs is the three months ended December 31, 2025 and the same period in the prior year where applicable, and the analysis of results is based on those periods. DAUs are a measure of the consistent engagement of our global user community on Duolingo. We had approximately 52.7 million and 40.5 million DAUs for the three months ended December 31, 2025 and 2024, respectively, representing an increase of 30% from the prior year period, driven largely by an increase in retention of current users supported by modest growth of new and reengaged users. The DAU / MAU ratio, which we believe is an indicator of user engagement, increased to 39.6% from 34.7% a year ago. We grew DAUs through many of the same product and marketing initiatives as MAUs, with a focus on increasing engagement and encouraging more frequent use. Paid Subscribers. Paid subscribers are defined as users who pay for access to any Duolingo subscription offering and had an active subscription as of the end of the measurement period. Each unique user account is treated as a single paid subscriber regardless of whether such user purchases multiple subscriptions, and the count of paid subscribers does not include users who are currently on a free trial or who are non-paying members of a family plan. As of December 31, 2025 and 2024, we had approximately 12.2 million and 9.5 million paid subscribers, respectively, representing an increase of 28% from the prior year period. We grew paid subscribers through product initiatives designed to make our subscription offerings more appealing, which helped attract new subscribers and retain existing subscribers. Subscription Bookings and Total Bookings. Subscription bookings represent the amounts we receive from a purchase of any Duolingo subscription offering. Total bookings include subscription bookings, income from advertising networks for advertisements served to our users, purchases of the Duolingo English Test, and in-app purchases of virtual goods ("IAPs"). We believe bookings provide an indication of trends in our operating results, including cash flows, that are not necessarily reflected in our revenues because we recognize subscription revenues ratably over the lifetime of a subscription, the majority of which are twelve months in duration. Table of Contents 61

For the years ended December 31, 2025 and 2024, we generated $996.3 million and $730.7 million of subscription bookings, respectively, representing an increase of $265.5 million or 36%. Subscription bookings increased, driven by growth in both first-time and renewal subscriptions. For the years ended December 31, 2025 and 2024, we generated $1,158.4 million and $870.6 million total bookings, respectively, representing an increase of $287.8 or 33% from the prior year period. We grew total bookings primarily through growth in subscription bookings as noted above. Non-GAAP Financial Measures We use certain non-GAAP financial measures to supplement our Consolidated Financial Statements, which are presented in accordance with GAAP. These non-GAAP financial measures include Adjusted EBITDA, free cash flow and constant currency measures. We use these non-GAAP financial measures for financial and operational decision-making and as a means to evaluate period-to-period comparisons. By excluding certain items that may not be indicative of our recurring core operating results, we believe that Adjusted EBITDA, free cash flow and constant currency provide meaningful supplemental information regarding our performance. The effect of currency exchange rates on our business is an important factor in understanding period to period comparisons. We use non-GAAP constant currency measures and non- GAAP percentage change in constant currency measures for financial and operational decision-making and as a means to evaluate period-to-period comparisons. Accordingly, we believe these non-GAAP financial measures are useful to investors and others because they allow for additional information with respect to financial measures used by management in its financial and operational decision-making and they may be used by our institutional investors and the analyst community to help them analyze the health of our business. However, there are a number of limitations related to the use of non-GAAP financial measures, and these non-GAAP financial measures should be considered in addition to, not as a substitute for or in isolation from, our financial results prepared in accordance with GAAP. Other companies, including companies in our industry, may calculate these non-GAAP financial measures differently or not at all, which reduces their usefulness as comparative measures. Adjusted EBITDA. Adjusted EBITDA is defined as net income excluding interest income, income taxes, depreciation and amortization, stock-based compensation expenses related to equity awards, transaction costs related to acquisitions, acquisition earn-out costs and impairment of capitalized software. Beginning in the third quarter of 2025, we updated our definition of Adjusted EBITDA to include integration costs related to acquisitions. We did not incur integration costs in periods prior to 2025. Adjusted EBITDA is used by management to evaluate the financial performance of our business and we present Adjusted EBITDA because we believe it is helpful in highlighting trends in our operating results and that it is frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Table of Contents 62

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The following table presents a reconciliation of our net income, the most directly comparable financial measure presented in accordance with GAAP, to Adjusted EBITDA.

| *(In thousands)* | Year Ended December 31, 2025 | 2024 |
|---|---|---|
| Net income (1) | $ 414,065 | $ 88,574 |
| Add (deduct): | | |
| Interest income | (45,231) | (42,697) |
| (Benefit from) provision for income taxes (1) | (231,655) | 13,732 |
| Depreciation and amortization | 14,391 | 10,854 |
| Stock-based compensation expenses related to equity awards (2) | 148,643 | 120,267 |
| Acquisition transaction and integration costs (3) | 4,847 | 774 |
| Acquisition earn-out costs (4) | 818 | 200 |
| Impairment of capitalized software (5) | — | 238 |
| Adjusted EBITDA | $ 305,878 | $ 191,942 |

(1) During the year ended December 31, 2025, the Company released the valuation allowance previously recorded against its federal and state deferred tax assets, resulting in a one-time income-tax benefit of $256.7 million.

(2) In addition to stock-based compensation expense of $137.4 million and $110.5 million for the years ended December 31, 2025 and 2024, respectively, this includes costs incurred related to taxes paid on equity transactions as follows:

| *(In thousands)* | Year Ended December 31, 2025 | 2024 |
|---|---|---|
| Research and development | $ 4,258 | $ 2,318 |
| Sales and marketing | 237 | 130 |
| General and administrative | 6,711 | 7,342 |
| Total | $ 11,206 | $ 9,790 |

(3) Represents acquisition transaction costs, including legal and accounting fees, and integration costs, both of which are included within our Consolidated Statements of Operations and Comprehensive Income as shown below. Integration costs began in the third quarter of 2025 in connection with the July 2025 acquisition.

| *(In thousands)* | Year Ended December 31, 2025 | 2024 |
|---|---|---|
| Transaction costs | | |
| General and administrative | 1,338 | 774 |
| Integration costs | | |
| Research and development | $ 2,798 | $ — |
| Sales and marketing | 133 | — |
| General and administrative | 578 | — |
| Total Integration | 3,509 | 0 |
| Total transaction and integration costs | $ 4,847 | $ 774 |

(4) Represents costs incurred related to the earn-out payments on acquisitions, which is included within General and administrative expense within our Consolidated Statements of Operations and Comprehensive Income.

(5) Represents impairment of capitalized software, which is included within Research and development expense within our Consolidated Statements of Operations and Comprehensive Income.

For the years ended December 31, 2025 and 2024, we generated net income of $414.1 million and $88.6 million, respectively, representing an increase of $325.5 million. Net income for 2025 included a one-time income-tax benefit, net of a return-to-provision adjustment reflecting refinements to our tax calculation methodology, of $256.7 million. The increase in net income, excluding the impact from the valuation

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allowance, as compared to the comparative period was primarily due to revenue growth, partially offset by higher operating expenses, driven primarily by headcount growth, increased marketing spending, and software and technology costs, including AI costs. For the years ended December 31, 2025 and 2024, we generated Adjusted EBITDA of $305.9 million and $191.9 million, respectively, representing an increase of $113.9 million. Adjusted EBITDA increased as compared to the comparative periods for the reasons noted above in net income, adjusted for increases in stock-based compensation expenses, acquisition costs and depreciation and amortization. Free Cash Flow. Free cash flow is defined as net cash provided by operating activities, less capitalized software development costs and purchases of property and equipment. Prior to the first quarter of 2025, free cash flow added back taxes paid related to stock-based compensation equity awards, acquisition transaction costs, and acquisition earn-out payments. Beginning in the first quarter of 2025, we have aligned our calculation of free cash flow to this definition, and prior period in this Annual Report on Form 10-K have been recast to conform to this presentation. We believe that free cash flow is a measure of liquidity that provides useful information to our management, investors and others in understanding and evaluating the strength of our liquidity and future ability to generate cash that can be used for strategic opportunities or investing in our business. Free cash flow has certain limitations in that it does not represent our residual cash flow for discretionary expenditures and our non-discretionary commitments. The following table presents a reconciliation of net cash provided by operating activities, the most directly comparable financial measure calculated in accordance with GAAP, to free cash flow: Year Ended December 31, (In thousands) 2025 2024 Net cash provided by operating activities .......................................................... $ 387,823 $ 285,513 Less: Capitalized software development costs and purchases of intangible assets ................................................................................................ (9,303) (9,024) Less: Purchases of property and equipment .................................................. (18,096) (12,116) Free cash flow (1) ................................................................................................. $ 360,424 $ 264,373 ________________ (1) The prior period has been recast to conform to current period presentation of free cash flow. See the definition of Free Cash Flow below for additional information. For the years ended December 31, 2025 and 2024, we generated $387.8 million and $285.5 million of net cash provided by operating activities, respectively, representing an increase of $102.3 million. The increase as compared to the comparative prior period was primarily due to higher operating income, adjusted for non-cash items such as stock-based compensation. For the years ended December 31, 2025 and 2024, we generated $360.4 million and $264.4 million of free cash flow, respectively, representing an increase of $96.1 million. Free cash flow increased in line with operating cash flow, reflecting the same underlying drivers of cash provided by operating activities, partially offset by higher capital investments. Constant Currency. The effect of currency exchange rates on our business is an important factor in understanding period to period comparisons. We use non-GAAP percentage change in constant currency revenues and bookings, which exclude the impact of fluctuations in foreign currency exchange rates, for financial and operational decision-making and as a means to evaluate period-to-period comparisons. We believe this information is useful to investors to facilitate comparisons and better identify trends in our business. The impact of changes in foreign currency may vary significantly from period to period, and such changes generally are outside of the control of our management. We calculate constant currency revenues by translating current period foreign currency revenues using prior-year exchange rates applied Table of Contents 64

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consistently over the full revenue recognition period. We calculate constant currency bookings by using current period foreign currency bookings and translating them to constant currency using prior year comparable period exchange rates. The constant currency percentage change for revenues and bookings is calculated by dividing the difference between the constant currency amount and the prior year comparable period amount by the prior year comparable period amount.

The following table provides the changes in bookings and revenues on a reported basis and constant currency basis:

| | Year Ended December 31, | | | |
|---|---|---|---|---|
| *(in thousands)* | 2025 | 2024 | % Change | Constant Currency Change % |
| **Revenue** | | | | |
| Subscription | $ 873,442 | $ 607,531 | 44% | 44% |
| Total revenues | $ 1,037,589 | $ 748,024 | 39% | 39% |
| **Bookings** | | | | |
| Subscription | $ 996,268 | $ 730,737 | 36% | 35% |
| Total Bookings | $ 1,158,425 | $ 870,601 | 33% | 32% |

### Seasonality

We experience some seasonality in both user growth and monetization on our platform. Historically, the number of users on our platform and the number of subscribers we have increase in the beginning of the year and then moderate throughout the first quarter and second quarter. In the third quarter, historically, we've seen the number of users on our platform increase in part because our product is used by students that return to school in certain geographies. Finally, in the latter part of December, as the new year approaches, we see an increase in usage as people make New Years resolutions, including resolutions to learn new things like languages. Monetization, through an increase in subscribers, also increases at the end of December and into January when we run a promotion tied to the New Year holiday.

### Components of Our Results of Operations

### Revenue

We generate revenues primarily from the sale of subscriptions. The term-length of our subscription agreements are primarily monthly or annual, with the family plan offered as an annual subscription. We also generate revenue from advertising, the in-app sale of virtual goods, and the Duolingo English Test. We may run experiments that result in a different mix of revenue from these levers in the future.

### Cost of Revenues

Cost of revenues predominantly consists of third-party payment processing fees charged by various distribution channels in addition to hosting fees and Artificial Intelligence ("AI") costs. To a much lesser extent, cost of revenues includes customer support costs, such as contractor fees, wages and stock-based compensation for certain employees working in customer support. It also includes the amortization of revenue generating capitalized software, and depreciation of certain property and equipment.

We intend to continue to invest additional resources in our infrastructure to expand the capabilities of our platform and allow our users to realize the full benefit of our products. The level, timing, and relative investment in these areas could affect our cost of revenues in the future.

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Gross Profit and Gross Margin Gross profit represents revenues less cost of revenues. Gross margin is gross profit expressed as a percentage of revenues. Our gross profit may fluctuate from period to period as our revenues fluctuate, and also as a result of the timing and amount of investments we make in items related to cost of revenues. Operating Expenses Our operating expenses consist of research and development, sales and marketing, and general and administrative expenses. Personnel costs are the most significant component of operating expenses and consist of salaries, benefits, and stock-based compensation expense. Operating expenses also include overhead costs for facilities, including depreciation expense. Research and Development. We invest heavily in research and development to create new products and product features that are intended to help us grow our user base, engage our users, monetize our users, and teach our users. This, in turn, can impact the growth in, and lifetime value of, our paid subscribers, as well as increased advertising revenue from impressions from our free users. Expenses are primarily made up of costs incurred for the development of new and improved products and features in our applications during the preliminary product development stage. Such expenses include employee- related compensation, including stock-based compensation, of engineers, designers, and product managers, in addition to materials, travel and direct costs associated with the design, required testing of our platform and depreciation of certain property and equipment. We expect engineers, designers, and product managers to represent a significant portion of our employees for the foreseeable future. We typically capitalize a portion of research and development costs once the product has reached application development phase, mostly consisting of wages, each period into capitalized software when the work is specific to launching a new product, or making major upgrades to our existing products or platforms. We regularly test product improvements with our users. Many of these tests start by making small changes in the product that affect small numbers of users. As the tests evolve, they can require increasing investment and can impact more users. This process of constant testing is how we implement many of our new products and improvements to our platform and, in total, require large investments and involve substantial time and risks to develop and launch. Some of these products and product improvements may not be well received or may take a long time for users to adopt. As a result, the impact resulting from our research and development investments may be difficult to forecast. Sales and Marketing. Sales and marketing expenses are expensed as incurred and consists primarily of new user acquisition, brand marketing, digital and social media content, and employee-related compensation, including stock-based compensation, for personnel engaged in sales and marketing functions, amortization of non-revenue generating capitalized software used to promote Duolingo and depreciation of certain property and equipment. General and Administrative. General and administrative expenses primarily consist of employee-related compensation, including stock-based compensation, for management and administrative functions, including our finance and accounting, legal, and people teams. General and administrative expenses also include certain professional services fees, general corporate and director and officer insurance, our facilities costs, public company costs to comply with the rules and regulations of the Securities and Exchange Commission (“SEC”) and the Listing Rules of the Nasdaq Global Select Market, and other general overhead costs that support our operations. Interest Income Table of Contents 66

Interest income consists of income earned on our cash and money market funds included in cash and cash equivalents and income earned and net accretion on our marketable securities. Other income (expense), net Other income (expense), net consists primarily of foreign currency exchange gains and losses. Income taxes Income taxes represent the tax impact associated with our operations under the tax laws of the jurisdictions in which we operate. In addition to the U.S., we also operate in foreign jurisdictions that have different statutory rates. Our effective tax rates will vary depending on the relative proportion of foreign to domestic income, changes in the valuation of our deferred tax assets and liabilities, and changes in tax laws. Results of Operations Comparison of the years ended December 31, 2025 and 2024 The following table sets forth our Consolidated Statements of Operations and Comprehensive Income data, including year-over-year change, for the periods indicated: Year Ended December 31, (In thousands) 2025 2024 % Change Revenues ................................................................................................... $ 1,037,589 $ 748,024 39% Cost of revenues (1) (2) ........................................................................... 288,132 203,645 41 Gross profit ................................................................................................ 749,457 544,379 38 Operating expenses: ................................................................................ Research and development (1) (2) ...................................................... 306,323 235,298 30 Sales and marketing (1) (2) ................................................................... 125,677 90,494 39 General and administrative (1) (2) ........................................................ 181,887 155,992 17 Total operating expenses ......................................................................... 613,887 481,784 27 Income from operations 135,570 62,595 >100 Other income (expense), net .................................................................. 1,609 (2,986) nm Income before interest income and income taxes ............................... 137,179 59,609 >100 Interest income 45,231 42,697 6 Income before income taxes ................................................................... 182,410 102,306 78 (Benefit from) provision for income taxes ............................................. (231,655) 13,732 nm Net income and comprehensive income ............................................... $ 414,065 $ 88,574 >100 ________________ (1) Includes stock-based compensation expenses as follows: Year Ended December 31, (In thousands) 2025 2024 Cost of revenues ........................................................................................................................ $ 96 $ 68 Research and development ...................................................................................................... 84,874 60,076 Sales and marketing .................................................................................................................. 6,358 4,912 General and administrative ....................................................................................................... 46,109 45,421 Total .............................................................................................................................................. $ 137,437 $ 110,477 Table of Contents 67

(2) Includes amortization of capitalized software and depreciation of property and equipment as follows: Year Ended December 31, (In thousands) 2025 2024 Cost of revenues (a) .................................................................................................................. $ 8,658 $ 5,310 Research and development ...................................................................................................... 3,328 2,358 Sales and marketing (a) ............................................................................................................ 937 860 General and administrative ....................................................................................................... 1,468 2,326 Total .............................................................................................................................................. $ 14,391 $ 10,854 ________________ (a) Amortization of capitalized software is recorded to Cost of revenue and Sales and marketing for revenue and non-revenue generating capitalized software, respectively. The following table sets forth the components of our Consolidated Statements of Operations and Comprehensive Income for each of the periods presented as a percentage of revenue: Year Ended December 31, 2025 2024 Revenues .............................................................................................................. 100% 100 % Cost of revenues ................................................................................................. 28 27 Gross profit ........................................................................................................... 72 73 Operating expenses: Research and development ............................................................................ 30 31 Sales and marketing ......................................................................................... 12 12 General and administrative ............................................................................. 18 21 Total operating expenses ................................................................................... 59 64 Income from operations 13 8 Other income (expense), net ............................................................................. — — Income before interest income and income taxes ......................................... 13 8 Interest income .................................................................................................... 4 6 Income before income taxes ............................................................................. 18 14 (Benefit from) provision for income taxes ........................................................ (22) 2 Net income and comprehensive income ......................................................... 40% 12 % Revenues Revenues increased by $289.6 million, or 39%, to $1,037.6 million during the year ended December 31, 2025, from revenues of $748.0 million during the year ended December 31, 2024. The main drivers of the increases were: • Subscription revenue increased $265.9 million, or 44%, to $873.4 million during the year ended December 31, 2025, primarily due to an increase in the average number of paid subscribers during the period; • Other revenue increased $23.7 million, or 17%, to $164.1 million during the year ended December 31, 2025, primarily due to increased advertising revenue, resulting from an increase in DAUs, which resulted in increased advertisements served. Table of Contents 68

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The following table provides the changes in revenues by product type:

| (in thousands) | Year Ended December 31, 2025 | Year Ended December 31, 2024 | Change | % Change |
|---|---|---|---|---|
| Subscription | $ 873,442 | $ 607,531 | $ 265,911 | 44 |
| Other (1) | 164,147 | 140,493 | 23,654 | 17 |
| Total revenues | $ 1,037,589 | $ 748,024 | $ 289,565 | 39 |

(1) Other revenue is comprised mainly of Advertising, Duolingo English Test, and IAPs.

**Cost of Revenues and Gross Margin.** Total gross margin decreased to 72.2% from 72.8% during the years ended December 31, 2025 and 2024. The decrease was primarily attributable to both a decline in subscription gross margin, reflecting increased AI costs used in features like Video Call, and a shift in revenue mix toward advertising, which carries lower margins than subscriptions.

The following table provides the change in cost of revenues, along with related gross margins:

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2025 | | 2024 | | Change | |
| *(In thousands, except gross margin)* | Costs | Gross Margin | Costs | Gross Margin | Costs | Gross Margin |
| Total cost of revenues | $ 288,132 | 72.2 % | $ 203,645 | 72.8 % | $ 84,487 | (0.6)% |

**Operating Expenses**

***Research and Development.*** Research and development expense increased by $71.0 million, or 30%, to $306.3 million during the year ended December 31, 2025 from $235.3 million during the year ended December 31, 2024. The increase was mainly due to:

- Increased net personnel costs of $59.6 million, driven primarily by the growth in headcount, including increased stock-based compensation expenses related to equity awards of $29.4 million and acquisition related costs of $2.6 million;
- Increased web services and technology costs of $8.8 million, which includes an increase of GenAI costs of $3.6 million; and
- Increased travel and other costs of $2.6 million.

Research and development continues to be our largest operating expense as we test and experiment with new products and product features and look to improve existing ones to drive engagement and efficacy. Increased engagement and efficacy, we believe, help drive organic growth in MAUs and DAUs, growth in, and better retention of, paid subscribers, as well as increased advertising opportunities with free users.

***Sales and Marketing.*** Sales and marketing expense increased by $35.2 million, or 39%, to $125.7 million during the year ended December 31, 2025 from $90.5 million during the year ended December 31, 2024.

This increase was mainly due to:

- Increased direct marketing and other expenses of $25.8 million;
- Increased personnel costs of $6.8 million driven primarily by the growth in headcount, including increased stock-based compensation expense of $1.6 million; and
- Increased web services and technology costs of $2.5 million.

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General and Administrative. General and administrative expense increased by $25.9 million, or 17%, to $181.9 million during the year ended December 31, 2025 from $156.0 million during the year ended December 31, 2024. This increase was mainly due to: • Increased personnel costs of $8.8 million; • Increased web services and technology costs of $6.3 million; • Increased travel and meals expenses of $4.4 million; • Increased facilities and office expenses of $3.0 million; and • Increased professional and acquisition related costs of $4.2 million. The above increases were partially offset by decreases in taxes and other costs of $0.8 million. Interest Income Interest income increased by $2.5 million, or 6%, to $45.2 million during the year ended December 31, 2025, from $42.7 million during the year ended December 31, 2024 due to higher average interest- bearing balances partially offset by slightly lower interest rates. Other income (expense), net Other income (expense), net was $1.6 million during the year ended December 31, 2025, mainly from the impact from changes in foreign currency rates compared to $3.0 million of expense during the year ended December 31, 2024. Income taxes The income tax benefit was $231.7 million during the year ended December 31, 2025, compared to a provision of $13.7 million during the year ended December 31, 2024. The income tax benefit for the year ended December 31, 2025, was primarily related to the release of our U.S. valuation allowance on certain deferred tax assets and other discrete tax items. See Note 9, “Income Taxes”, in the notes to our financial statements included in Part II, Item 8 of this Annual Report on Form 10-K for further details. The year-to-date tax benefit also reflects the impact of the “One Big Beautiful Bill Act” tax legislation, which modified the treatment of domestic research and development expenditures, and now allows for the immediate expensing of domestic research and development expenses. While these changes did not have a material impact on our 2025 results, future legislative changes or interpretive guidance could impact our tax expense and cash flows in future periods. Effective tax rates may fluctuate significantly between periods and may not be indicative of future results. The Company’s effective tax rate is influenced by a number of factors, including the relative mix of domestic and foreign earnings, the amount of tax-deductible stock-based compensation, the generation and utilization of research and development tax credits, changes in tax laws, and discrete items such as changes in valuation allowances. The effective tax rate for the year ended December 31, 2025 reflects a significant discrete income tax benefit related to the release of the Company’s valuation allowance on its deferred tax assets and other discrete tax items and is not necessarily indicative of the Company’s effective tax rate in future periods. Liquidity and Capital Resources We finance our operations primarily through revenues and the net proceeds we have received from the issuance of equity. Table of Contents 70

As of December 31, 2025, we had $1,036.4 million in cash and cash equivalents and $104.1 million of short-term investments. Our cash and cash equivalents primarily consist of bank deposits and money market funds. Our short-term investments consist mainly of corporate debt securities, U.S. Treasury securities and commercial paper. We believe that our existing cash and cash equivalents, short-term investments and cash flow from operations will be sufficient to support working capital and capital expenditure requirements, and any future share repurchases, for at least the next 12 months. Our future capital requirements will depend on many factors, including our subscription growth rate and renewal activity, the timing of cash received from our payment processing platforms, the expansion and efficacy of our sales and marketing investments, the research and development investment related to the introduction of new products and the enhancements to existing products, and the current uncertainty in the global markets impacting, for example, consumer spending, inflation and foreign currency exchange rates. If we cannot meet our future capital requirements, we may be required to seek additional liquidity. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in continued innovation, we may not be able to compete successfully, which would harm our business and financial condition and results of operations. During the year ended December 31, 2025, we executed an amendment to our Pittsburgh headquarters lease, increasing our leased space and extending the term through 2036. As a result, we recognized an additional operating lease right-of-use asset and lease liability totaling approximately $39.0 million. The amendment also provides a tenant improvement allowance of $6.8 million, which will reduce future cash lease payments. A substantial source of our cash from operations comes from deferred revenue, which is included in the liabilities section of our Consolidated Balance Sheet. Deferred revenues consists of the unearned portion of customer billings, which is recognized as revenue in accordance with our revenue recognition policy. As of December 31, 2025, we had deferred revenues of $496.2 million, which is recorded as a current liability and expected to be recognized as revenue in the next 12 months, provided all other revenue recognition criteria have been met. The following table summarizes our cash flows for the periods presented: Year Ended December 31, (In thousands) 2025 2024 Net cash provided by operating activities ........................................................ $ 387,823 $ 285,513 Net cash used for investing activities ............................................................... (107,678) (217,330) Net cash used for financing activities .............................................................. (29,547) (30,002) Net increase in cash, cash equivalents and restricted cash ........................ $ 250,598 $ 38,181 Operating Activities Cash flows from operating activities can fluctuate significantly from period to period due to timing of payments and cash collections. Our largest source of operating cash is cash collection from sales of subscriptions to our users. Our primary uses of cash from operating activities are for personnel expenses, marketing expenses, hosting expenses, and overhead expenses. Cash provided by operating activities increased by $102.3 million, or 36%, to $387.8 million for the year ended December 31, 2025 from $285.5 million for the year ended December 31, 2024. This increase was primarily driven by higher operating income, adjusted for non-cash items such as stock-based compensation. Table of Contents 71

Investing Activities Cash used for investing activities decreased by $109.7 million to $107.7 million for the year ended December 31, 2025, from $217.3 million for the year ended December 31, 2024. This decrease was primarily driven by lower net purchases of investments in 2025. During 2025, we had net purchase of $47.2 million, compared to net purchases of $189.6 million in 2024. This decrease was partially offset by an increase of $26.5 million related to cash paid for acquisitions and $6.3 million of higher capitalized software and property and equipment purchases. Financing Activities Cash used for financing decreased by $0.5 million to $29.5 million for the year ended December 31, 2025, from $30.0 million for the year ended December 31, 2024. Cash used for financing activities in both periods is due to taxes paid on the net-share settlements of share-based compensation awards of $41.6 million and $49.4 million, for the years ended December 31, 2025 and 2024, respectively. These amounts are partially offset by proceeds from exercises of stock options of $12.6 million and $19.4 million for the years ended December 31, 2025 and 2024, respectively. Contractual Obligations The following table summarizes our contractual obligations and commitments as of December 31, 2025: Payments Due by Period Total Less than 1 Year 1-3 Years 3-5 Years More than 5 years Operating lease commitments (1) $ 137,818 $ 13,931 $ 30,575 $ 29,270 $ 64,042 Other commitments (2) 44,377 44,377 — — — Total contractual obligations $ 182,195 $ 58,308 $ 30,575 $ 29,270 $ 64,042 ________________ (1) Consists of future non-cancelable minimum rental payments under operating lease obligations, excluding short-term leases. (2) Other business purchase commitments consist of hosting costs, web services and AI costs. Off-Balance Sheet Obligations We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. Critical Accounting Estimates The preparation of our Consolidated Financial Statements in accordance with GAAP requires management to make estimates and assumptions about future events that affect amounts reported in our Consolidated Financial Statements and related notes, as well as the related disclosure of contingent assets and liabilities at the date of the financial statements. Management evaluates its accounting policies, estimates and judgments on an ongoing basis. Management bases its estimates and judgments on historical experience, current trends and various other factors that are believed to be relevant at the time the Consolidated Financial Statements are prepared. Actual results may differ from these estimates under different assumptions and conditions. To the extent that there are differences between our Table of Contents 72 estimates and actual results, our future financial statement presentation, financial condition, results of operations, and cash flows will be affected. Management evaluated the development and selection of its critical accounting estimates and believes that the following involve a higher degree of judgment, complexity or uncertainty and are most significant to reporting our results of operations and financial position, and are therefore discussed as critical. The following critical accounting policies reflect the significant estimates and judgments used in the preparation of our Consolidated Financial Statements. Equity Based Compensation We follow ASC 718, Compensation-Stock Compensation, to account for our equity based compensation. Stock-based Compensation ASC 718 requires all stock-based payments to employees, including grants of employee stock options and restricted stock units, to be recognized in the income statement based on their fair values. Historically, we have granted option awards, and we would measure the fair value of our options on the date of grant using the Black-Scholes pricing model which requires the use of several estimates, including the volatility of our share price, the expected life of the option, risk free interest rates and expected dividend yield. The use of different assumptions in the Black-Scholes pricing model would result in different amounts of equity based compensation expense. While we do not currently grant options, if we were to grant options in the future and use different assumptions for calculating Black-Scholes values in future periods, our equity based compensation expense could be materially impacted in the future. Prior to the completion of our IPO, we were not a publicly traded company and had only limited historical information on the price of our common stock as well as employees’ option exercise behavior. As a result, we could not rely on historical experience alone to develop assumptions for our share price volatility. As such, our share price volatility was estimated with reference to a peer group of companies. Subsequent to the completion of our IPO, we transitioned to utilize the closing price of our publicly-traded stock to determine our volatility. We determined the expected life of our options using the simplified method described in the SEC Staff Accounting Bulletin Topic 14, Share-Based Payment, which defines the expected life as the average of the contractual term and the vesting period. The risk-free interest rate is based on the yield curve of a zero-coupon U.S. Treasury bond on the date the option award was granted with a maturity equal to the expected term of the option award. We have not and do not expect to pay dividends on our common shares. See Note 10, “Stock-Based Compensation,” in the notes to our Consolidated Financial Statements in the notes to our Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K for a discussion of equity based compensation. Restricted Stock Units (RSUs) We began to grant RSUs in November 2020. The fair value of RSUs is estimated based on the fair value of our common stock on the date of grant. Each RSU vests based upon the satisfaction of length of service. We measure and recognize stock-based compensation expense for all stock-based awards based on the estimated fair value of the award. Performance-based RSUs In June 2021, we granted an aggregate of 1.8 million performance-based RSUs (“Founder Awards”) to our founders. The Founder Awards vest upon the satisfaction of both a service-based condition and a performance-based condition and generally are settled one year after vesting. The service-based condition is satisfied as to 25% of the Founder Awards on each anniversary of the initial public offering, July 30, 2021, subject to the continuous service of the founders through the applicable date. The performance-based condition will be satisfied with respect to each of ten equal tranches only upon the Table of Contents 73 achievement of the specified stock-price hurdles for each such tranche over a period of ten years from the date of grant. The fair value of the Founder Awards is determined using a model based on multiple stock- price paths developed through the use of a Monte Carlo simulation that incorporates into the valuation the possibility that the stock-price hurdles may not be satisfied. The associated stock-based compensation is recorded over the derived service period, using the accelerated attribution method. If the stock-price hurdles are met sooner than the requisite service period, the stock-based compensation expense will be adjusted to prospectively recognize the remaining expense over the remaining derived service period. Provided that the founders continue to provide services to us, stock-based compensation expense is recognized over the derived service period, regardless of whether the stock-price hurdles are achieved. Income Taxes Deferred tax assets (“DTAs”) and liabilities are recognized principally for the expected tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts, using currently enacted tax rates. The measurement of a deferred tax asset is reduced, if necessary, by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. Significant judgment is required in evaluating the need for and magnitude of appropriate valuation allowances. The realization of our deferred tax assets is dependent on generating future taxable income and the reversal of existing temporary differences. Changes in tax laws and assumptions with respect to future taxable income could result in adjustment to these allowances. During the three months ended September 30, 2025, the Company released the valuation allowance previously recorded against its federal and state DTAs, resulting in a one-time income-tax benefit, net of a return-to-provision adjustment, in the period of $256.7 million. In reaching this conclusion, management considered, among other factors, consecutive quarterly pre-tax profitability, a three-year cumulative income position, and sustained operational profitability. Management will continue to monitor quarterly operating results, projected taxable income, and other relevant evidence, and may record a valuation allowance in future periods if actual results or other information differ from current expectations. In addition, we recognize a tax benefit for uncertain tax positions only if we believe it is more likely than not that the position will be upheld on audit based solely on the technical merits of the tax position. We evaluate uncertain tax positions after the consideration of all available information. Internal Use Capitalized Software We capitalize certain costs related to the development of our platform and other software applications for internal use. In accordance with authoritative guidance, we begin to capitalize our costs to develop software when preliminary development efforts are successfully completed, management has authorized and committed project funding, and it is probable that the project will be completed and the software will be used as intended. We stop capitalizing these costs when the software is substantially complete and ready for its intended use, including the completion of all significant testing. These costs are amortized on a straight-line basis over the estimated useful life of the related asset, generally estimated to be three years. We also capitalize costs related to specific upgrades and enhancements when it is probable the expenditure will result in additional functionality and expense costs incurred for maintenance and minor upgrades and enhancements. Costs incurred prior to meeting these criteria together with costs incurred for training and maintenance are expensed as incurred and recorded within research and development expenses in our consolidated statements of operations. We exercise judgment in determining the point at which various projects may be capitalized, in assessing the ongoing value of the capitalized costs and in determining the estimated useful lives over which the costs are amortized. To the extent that we change the manner in which we develop and test new features and functionalities related to our platform, assess the ongoing value of capitalized assets or determine the Table of Contents 74 estimated useful lives over which the costs are amortized, the amount of internal-use software development costs we capitalize and amortize could change in future periods. Recent Accounting Pronouncements See Note 1, “Description of the Business and Basis of Presentation,” and Note 2, “Summary of Significant Accounting Policies,” in the notes to our Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K for a discussion of recent accounting pronouncements. Item 7A. Quantitative and Qualitative Disclosures About Market Risk Interest Rate Risk As of December 31, 2025, we had $880.5 million of cash equivalents invested in money market funds and commercial paper and $239.2 million of investments mainly in corporate debt securities, U.S. Treasury securities, asset-backed securities and commercial paper. Our cash and cash equivalents are held for working capital purposes in addition to future investments in our product. We do not enter into investments for trading or speculative purposes. Our investments are exposed to market risk due to a fluctuation in interest rates, which may affect our interest income and the fair market value of our investments. As of December 31, 2025, a hypothetical 10% relative change in interest rates would not have a material impact on our Consolidated Financial Statements. Foreign Currency Exchange Risk Our reporting currency and the functional currency of our wholly owned foreign subsidiaries is the U.S. dollar. Certain of our payment providers translate our payments from local currency into USD at time of settlement, which means that during periods of a strengthening U.S. dollar, our international receipts could be reduced. Our operating expenses are denominated in the currencies of the countries in which our operations are located, which are primarily in the U.S., China, the United Kingdom and Germany. Our consolidated results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates. In addition, as foreign currency exchange rates fluctuate, the translation of our international receipts into U.S. dollars affects the period-over-period comparability of our operating results and can result in foreign currency exchange gains and losses. To date, we have not entered into any hedging arrangements with respect to foreign currency risk or other derivative financial instruments, although we may choose to do so in the future. A hypothetical 10% increase or decrease in the relative value of the U.S. dollar to other currencies would not have a material effect on our operating results. Inflation Risk Inflationary factors such as increases in costs may adversely affect our results of operations. We do not believe that inflation has had a material effect on our business, financial condition or results of operations to date. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition or results of operations. Table of Contents 75

Item 8. Financial Statements DUOLINGO, INC. AND SUBSIDIARIES INDEX TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS Table of Contents Reports of Independent Registered Public Accounting Firm (PCAOB ID No. 34) ............................. 77 Consolidated Balance Sheets .................................................................................................................... 83 Consolidated Statements of Operations and Comprehensive Income ................................................ 84 Consolidated Statements of Stockholders' Equity .................................................................................. 85 Consolidated Statements of Cash Flows .................................................................................................. 86 Supplemental Disclosure of Cash Flow Information ............................................................................... 87 Notes to the Consolidated Financial Statements .................................................................................... 88 Table of Contents 76

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM To the Stockholders and the Board of Directors of Duolingo, Inc. Opinion on the Financial Statements We have audited the accompanying consolidated balance sheets of Duolingo, Inc. and subsidiaries (the "Company") as of December 31, 2025 and December 31, 2024, the related consolidated statements of operations and comprehensive income, stockholders' equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and December 31, 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America. We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting. Basis for Opinion These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion. Critical Audit Matters The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate. Intangible assets: Capitalized software – Refer to Note 7 to the financial statements Critical Audit Matter Description Table of Contents 77

The Company develops software for internal use and capitalizes the software development costs incurred during the application development stage. Costs are capitalized when preliminary development efforts are successfully completed, management has authorized and committed project funding, and it is probable that the project will be completed and the software will be used as intended. The Company will stop capitalizing these costs when the software is substantially complete and ready for its intended use, including the completion of all significant testing. Costs are amortized on a straight-line basis over the estimated useful life of the related asset, generally estimated to be three years. The Company also capitalizes costs related to specific upgrades and enhancements when it is probable the expenditure will result in additional functionality and expense costs incurred for maintenance and minor upgrades and enhancements. Costs incurred prior to meeting these criteria together with costs incurred for training and maintenance are expensed as incurred and recorded within research and development expenses in the consolidated statements of operations and comprehensive income. The Company capitalized $9.2 million of software development costs, with the majority of the costs being employee wages, during the year ended December 31, 2025. Total capitalized software development costs are $44.8 million as of as of December 31, 2025. We identified capitalized software as a critical audit matter because of the judgment exercised by management in determining whether costs incurred on software development projects have met the capitalization criteria, which in turn, required a higher degree of auditor judgment. The determination of costs to be capitalized is subjective in nature as it requires management to determine that the costs (1) related to a project that had entered the application development stage, (2) resulted in additional functionality, and (3) for which it was probable that the project would be completed and used to perform the function that was intended. How the Critical Audit Matter Was Addressed in the Audit Our audit procedures related to capitalized software included the following, among others: • We tested the effectiveness of controls over the identification and recording of costs incurred on software development projects to be capitalized. • We obtained an understanding of management's process for evaluating software development costs and the nature of software development costs capitalized. • We assessed management’s methodology utilized in calculating capitalized software development costs based on the allocation of capitalized labor costs. We made certain inquiries of project members to further assess the reasonableness of time allocated to the selected projects. • We tested individual payroll-related costs incurred within research and development, on a sample basis, and assessed whether such costs were properly capitalized or expensed based upon the nature and stage of work performed and whether the requisite capitalization criteria were met. • We conducted corroborative interviews with Company personnel involved in software development regarding the nature and functionality of costs incurred related to capitalized software projects. • We performed an independent search for new projects by reviewing publicly available information (e.g., Company press release announcements, local Pittsburgh news broadcasts, and social media platforms) and determined whether newly launched projects should be considered in management’s assessment of capitalized software development costs. Income Taxes — Realizability of Deferred Tax Assets — Refer to Note 9 to the financial statements Table of Contents 78

Critical Audit Matter Description The Company recognizes deferred income taxes for tax attributes and for differences between the financial statement and tax basis of assets and liabilities at enacted statutory tax rates in effect for the years in which the deferred tax liability or asset is expected to be settled or realized. A valuation allowance is provided to offset deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Future realization of deferred tax assets depends on the existence of sufficient taxable income of the appropriate character. Sources of taxable income include future reversals of deferred tax assets and liabilities, expected future taxable income, taxable income in prior carryback years if permitted under the tax law, and tax planning strategies. Management has determined that it is more likely than not that sufficient taxable income will be generated in the future to realize its deferred tax assets; therefore, no valuation allowance has been recorded. During the three months ended September 30, 2025, the Company released its valuation allowance. The Company’s deferred tax assets, net as of December 31, 2025, were $227.3 million. We identified management’s determination that it is more likely than not that sufficient taxable income will be generated in the future to realize deferred tax assets as a critical audit matter because of the significant judgments and estimates management makes related to taxable income. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our income tax specialists, when performing audit procedures to evaluate the realizability of deferred tax assets. How the Critical Audit Matter Was Addressed in the Audit Our audit procedures related to the determination that it is more likely than not that sufficient taxable income will be generated in the future to realize deferred tax assets included the following, among others: • We tested the effectiveness of controls over deferred tax assets, including management’s controls over the estimates of taxable income and the determination of whether it is more likely than not that the deferred tax assets will be realized. • We evaluated the reasonableness of the methods, assumptions, and judgments used by management to determine whether a valuation allowance on deferred tax assets was necessary. • With the assistance of our tax specialists, we evaluated whether the sources of management’s estimated taxable income were of the appropriate character and sufficient to utilize the deferred tax assets under the relevant tax law. • We evaluated management’s ability to accurately estimate taxable income by comparing actual results to management’s historical estimates and evaluating whether there have been any changes that would affect management’s ability to continue accurately estimating taxable income. • We tested the reasonableness of management’s estimates of taxable income by comparing the estimates to: ▪ Historical taxable income, as adjusted for nonrecurring items. ▪ Internal communications to management and the Board of Directors. ▪ Forecasted information included in Company press releases as well as in analyst and industry reports for the Company and certain of its peer companies. • We evaluated whether the estimates of future taxable income were consistent with evidence obtained in other areas of the audit. • We verified the mathematical accuracy of the valuation allowance released and deferred tax assets. Table of Contents 79

• We objectively evaluated all relevant, verifiable positive and negative evidence inclusive of whether the company was in three-year cumulative loss. /s/ Deloitte & Touche LLP New York, New York February 26, 2026 We have served as the Company's auditor since 2018. Table of Contents 80

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM To the Stockholders and the Board of Directors of Duolingo, Inc. Opinion on Internal Control over Financial Reporting We have audited the internal control over financial reporting of Duolingo, Inc. and subsidiaries (the "Company") as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO. We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated February 26, 2026, expressed an unqualified opinion on those financial statements. Basis for Opinion The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. Definition and Limitations of Internal Control over Financial Reporting A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk Table of Contents 81 that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. /s/ Deloitte & Touche LLP New York, New York February 26, 2026 Table of Contents 82

DUOLINGO, INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (Amounts in thousands, except par value amounts) December 31, 2025 December 31, 2024 ASSETS Current assets Cash and cash equivalents ................................................................................ $ 1,036,389 $ 785,791 Short-term investments ....................................................................................... 104,078 91,854 Accounts receivable ............................................................................................ 162,827 128,923 Deferred cost of revenues .................................................................................. 102,663 80,162 Income tax receivable ......................................................................................... 14,067 27 Prepaid expenses and other current assets .................................................... 16,582 14,831 Total current assets .......................................................................................... 1,436,606 1,101,588 Operating lease right-of-use assets ..................................................................... 80,380 47,495 Long-term investments ........................................................................................... 135,098 98,292 Intangible assets, net .............................................................................................. 28,309 19,899 Property and equipment, net ................................................................................. 36,297 18,943 Goodwill .................................................................................................................... 35,335 10,538 Restricted cash ........................................................................................................ 2,735 2,735 Deferred tax assets, net ......................................................................................... 227,339 675 Other assets ............................................................................................................. 10,083 1,563 Total assets $ 1,992,182 $ 1,301,728 LIABILITIES AND STOCKHOLDERS’ EQUITY Current liabilities Deferred revenues ............................................................................................... $ 496,205 $ 372,884 Accounts payable ................................................................................................ 7,998 6,381 Income tax payable ............................................................................................. 1,257 6,591 Accrued expenses and other current liabilities ............................................... 45,688 36,375 Total current liabilities ...................................................................................... 551,148 422,231 Long-term obligation under operating leases ..................................................... 93,779 54,656 Deferred tax liabilities, net ...................................................................................... 249 291 Total liabilities 645,176 477,178 Commitments and contingencies (Note 11) Stockholders’ equity ................................................................................................ Class A common stock, $0.0001 par value; 2,000,000 shares authorized as of December 31, 2025 and December 31, 2024; 40,368 and 38,730 issued and outstanding at December 31, 2025 and December 31, 2024, respectively Class B common stock, $0.0001 par value; 30,000 shares authorized as of December 31, 2025 and December 31, 2024; 6,260 and 6,206 issued and outstanding at December 31, 2025 and December 31, 2024, respectively .......................................................................................................... 5 4 Additional paid-in capital ........................................................................................ 1,058,783 950,393 Retained earnings (Accumulated deficit) ............................................................. 288,218 (125,847) Total stockholders’ equity 1,347,006 824,550 Total liabilities and stockholders' equity $ 1,992,182 $ 1,301,728 See accompanying notes to the Consolidated Financial Statements. Table of Contents 83

Table of Contents

## DUOLINGO, INC. AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

*(Amounts in thousands, except per share amounts)*

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2025 | 2024 | 2023 |
| Revenues | $ 1,037,589 | $ 748,024 | $ 531,109 |
| Cost of revenues | 288,132 | 203,645 | 142,105 |
| Gross profit | 749,457 | 544,379 | 389,004 |
| Operating expenses: | | | |
| Research and development | 306,323 | 235,298 | 194,352 |
| Sales and marketing | 125,677 | 90,494 | 75,788 |
| General and administrative | 181,887 | 155,992 | 132,123 |
| Total operating expenses | 613,887 | 481,784 | 402,263 |
| Income (loss) from operations | 135,570 | 62,595 | (13,259) |
| Other income | 3,382 | 1,267 | 590 |
| Other expense | (1,773) | (4,253) | (645) |
| Other income (expense), net | 1,609 | (2,986) | (55) |
| Income (loss) before interest income and income taxes | 137,179 | 59,609 | (13,314) |
| Interest income | 45,231 | 42,697 | 31,091 |
| Income before income taxes | 182,410 | 102,306 | 17,777 |
| (Benefit from) provision for income taxes | (231,655) | 13,732 | 1,710 |
| Net income and comprehensive income | $ 414,065 | $ 88,574 | $ 16,067 |
| Net income per share attributable to Class A and Class B common stockholders, basic | $ 9.05 | $ 2.04 | $ 0.39 |
| Net income per share attributable to Class A and Class B common stockholders, diluted | $ 8.57 | $ 1.88 | $ 0.35 |

*See accompanying notes to the Consolidated Financial Statements.*

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Table of Contents

## DUOLINGO, INC. AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
*(Amounts in thousands)*

| | Common Stock | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Shares | | Amount | | Additional Paid-In Capital | | Retained Earnings (Accumulated Deficit) | | Total |
| BALANCE—January 1, 2023 | 40,361 | $ | 4 | $ | 772,562 | $ | (230,488) | $ | 542,078 |
| Stock-based compensation expense | — | $ | — | $ | 95,221 | $ | — | $ | 95,221 |
| Release of performance stock units | 180 | $ | — | $ | — | $ | — | $ | — |
| Taxes paid related to net-share settlement of share-based compensation awards | (84) | $ | — | $ | (11,482) | $ | — | $ | (11,482) |
| Stock options exercised | 1,396 | $ | — | $ | 13,617 | $ | — | $ | 13,617 |
| Release of restricted stock units | 673 | $ | — | $ | — | $ | — | $ | — |
| Net income | — | $ | — | $ | — | $ | 16,067 | $ | 16,067 |
| BALANCE—December 31, 2023 | 42,526 | | 4 | | 869,918 | $ | (214,421) | $ | 655,501 |
| BALANCE—January 1, 2024 | 42,526 | $ | 4 | $ | 869,918 | $ | (214,421) | $ | 655,501 |
| Stock-based compensation expense | — | | — | | 110,477 | | — | | 110,477 |
| Release of performance stock units | 270 | | — | | — | | — | | — |
| Taxes paid related to net-share settlement of share-based compensation awards | (143) | | — | | (49,358) | | — | | (49,358) |
| Stock options exercised | 1,462 | | — | | 19,356 | | — | | 19,356 |
| Release of restricted stock units | 821 | | — | | — | | — | | — |
| Net income | — | | — | | — | | 88,574 | | 88,574 |
| BALANCE—December 31, 2024 | 44,936 | $ | 4 | $ | 950,393 | $ | (125,847) | $ | 824,550 |
| BALANCE—January 1, 2025 | 44,936 | $ | 4 | $ | 950,393 | $ | (125,847) | $ | 824,550 |
| Stock-based compensation expense | — | | — | | 137,437 | | — | | 137,437 |
| Release of performance stock units | 360 | | — | | — | | — | | — |
| Taxes paid related to net-share settlement of share-based compensation awards | (168) | | — | | (41,617) | | — | | (41,617) |
| Stock options exercised | 664 | | 1 | | 12,570 | | — | | 12,571 |
| Release of restricted stock units | 836 | | — | | — | | — | | — |
| Net income | — | | — | | — | | 414,065 | | 414,065 |
| BALANCE—December 31, 2025 | 46,628 | $ | 5 | $ | 1,058,783 | $ | 288,218 | $ | 1,347,006 |

*See accompanying notes to the Consolidated Financial Statements.*

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DUOLINGO, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (Amounts in thousands) Year Ended December 31, 2025 2024 2023 Cash flows from operating activities: Net income ..................................................................................... $ 414,065 $ 88,574 $ 16,067 Adjustments to reconcile net income to net cash provided by operating activities: Deferred income taxes ............................................................... (225,185) — — Stock-based compensation expense ....................................... 137,437 110,477 95,221 Depreciation and amortization .................................................. 14,391 10,854 $ — 7,095 Accretion on marketable securities, net .................................. (1,851) (551) — Other — 238 333 Changes in assets and liabilities: Deferred revenue ...................................................................... 123,321 123,692 91,642 Accounts receivable ................................................................. (33,904) (39,917) (42,247) Deferred cost of revenues ....................................................... (22,501) (26,231) (18,890) Prepaid expenses and other current assets ......................... (15,791) (7,570) (48) Accounts payable ..................................................................... 1,617 3,934 1,261 Accrued expenses and other current liabilities .................... 255 16,850 3,444 Noncurrent assets and liabilities ............................................ (4,031) 5,163 (264) Net cash provided by operating activities ..................... 387,823 285,513 153,614 Cash flows from investing activities: Purchases of investments ............................................................ (162,926) (193,300) — Maturities and paydowns of investments ................................... 115,747 3,705 — Capitalized software expense and purchases of intangible assets ......................................................................................... (9,303) (9,024) (10,493) Purchase of property and equipment ......................................... (18,096) (12,116) (3,191) Proceeds from sale of capitalized software ............................... — — 100 Acquisitions of companies, net of $0 and $5 cash acquired, respectively ..................................................................................... (33,100) (6,595) — Net cash used for investing activities ............................ (107,678) (217,330) (13,584) Cash flows from financing activities: Proceeds from exercise of stock options ................................... 12,570 19,356 13,617 Taxes paid related to net-share settlement of share-based compensation awards .............................................................. (41,617) (49,358) (11,482) Payment of earn-out related to a previous acquisition ............. (500) — — Net cash used for financing activities ............................ (29,547) (30,002) 2,135 Net increase in cash, cash equivalents and restricted cash ..... 250,598 38,181 142,165 Cash, cash equivalents and restricted cash - Beginning of period ................................................................................................. 788,526 750,345 608,180 Cash, cash equivalents and restricted cash - End of period ..... $ 1,039,124 $ 788,526 $ 750,345 See accompanying notes to the Consolidated Financial Statements. Table of Contents 86

DUOLINGO, INC. AND SUBSIDIARIES SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION (Amounts in thousands) Year Ended December 31, 2025 2024 2023 Supplemental disclosure of cash flow information: Cash paid for income taxes ............................................................. $ 14,405 $ 7,620 $ 2,320 Supplemental disclosure of noncash investing activities: Property and equipment included in Current liabilities .................. $ 4,453 $ — $ 165 Landlord incentive included in Other assets ................................... $ 6,809 $ — $ — Right of use assets obtained in exchange for new operating lease liabilities .................................................................................. $ 39,202 $ 33,039 $ — Right of use assets disposed of or adjusted for modifying operating leases liabilities .............................................................. $ — $ 1,303 $ 2,024 See accompanying notes to the Consolidated Financial Statements. Table of Contents 87

DUOLINGO, INC. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 1. DESCRIPTION OF THE BUSINESS AND BASIS OF PRESENTATION Duolingo, Inc. (the “Company” or “Duolingo”) was formed on August 18, 2011, and the Duolingo App was launched to the general public on June 19, 2012. The Company’s headquarters are located in Pittsburgh, Pennsylvania. Duolingo is a US-based mobile learning platform, as well as a digital English language proficiency assessment exam. The Company has a freemium business model: the app and the website are accessible free of charge, although Duolingo also offers premium services for a subscription fee. As of the date of this filing, Duolingo offers over 250 total language courses, including Spanish, English, French, German, Italian, Portuguese, Japanese and Chinese. We have locations in the U.S., China, the United Kingdom and Germany. Principles of Consolidation—The Consolidated Financial Statements include the accounts of the Company and subsidiaries over which the Company has control. All intercompany transactions and balances have been eliminated. Basis of Presentation—The accompanying Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in the U.S. (“GAAP”) from the Company’s accounting records and reflect the consolidated financial position and results of operations for the years ended December 31, 2025, 2024, and 2023. Unless otherwise specified, all dollar amounts (other than per share amounts) are referred to in thousands. The Consolidated Financial Statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES Accounting Principles—The Consolidated Financial Statements and accompanying notes are prepared in accordance with GAAP. Use of Estimates—The preparation of Consolidated Financial Statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Significant estimates and assumptions reflected in the Consolidated Financial Statements include, but are not limited to, useful lives of property and equipment, valuation of deferred tax assets and liabilities, stock-based compensation, operating lease right-of-use assets and liabilities, capitalization of internally developed software and associated useful lives and contingent liabilities, fair value of investments and valuation of goodwill and intangible assets from acquisitions. Actual results may differ materially from such estimates. Management believes that the estimates, and judgments upon which they rely, are reasonable based upon information available to them at the time that these estimates and judgments are made. To the extent that there are material differences between these estimates and actual results, the Company’s Consolidated Financial Statements will be affected. Revenue Recognition—The Company has four predominant sources of revenues; time-based subscriptions, in-app advertising placement by third parties, the Duolingo English Test, and In-App Purchases (“IAPs”). Revenue is recognized upon transfer of control of promised products or services to users in an amount that reflects the consideration the Company expects to receive in exchange for those services. The Company does not enter into contracts with a customer that contain multiple promises that Table of Contents 88 result in multiple performance obligations. Revenue is recorded net of taxes assessed by a government authority that are both imposed on and concurrent with specific revenue transactions between Duolingo and its users. Revenue from time-based subscriptions includes a stand-ready obligation to provide hosting services that are consumed by the customer over the subscription period. Users can purchase Duolingo monthly or they can purchase a year-long subscription and pay for the subscription at the time of purchase. Under the year-long subscription, users can also purchase a single plan or a family plan. The family plan includes up to six users on one subscription. Such payments are initially recorded to deferred revenue. The user has the ability to download limited content offline. However, as there is a significant level of integration and interdependency with the online functionality, the Company considers the service to be a single performance obligation for the online and offline content. The Company enters into arrangements with advertising networks to monetize the in-app advertising inventory. Revenue from in-app advertising placement is recognized at a point in time when the advertisement is placed and is based upon the amount received. Duolingo English Test revenue is generally recognized once the tests have gone through the proctoring process and a certification decision has been made. This process usually takes less than 48 hours after the test has been completed and uploaded. Customers generally have 21 days from the date of purchase to take the exam or their purchase will expire and revenue will be recognized. Virtually all customers complete their exams prior to expiration. Sometimes organizations may purchase tests in bulk via coupons with a one year expiration date. The Company will defer revenue from all tests that have neither been proctored nor expired. The Company’s users have the option to purchase consumable in-app virtual goods. The Company recognizes revenue over the period in which the user consumes the virtual good, which is generally within a month. The Company also recognizes revenue from Dos Lenguas LLC “Duo’s”, a restaurant that opened during 2022, in the space adjacent to Duolingo’s headquarters in Pittsburgh. Revenue from Duo’s is recognized at a point in time when the sales are made. Principal Agent Considerations—The Company makes its application available to be downloaded through third-party digital distribution service providers. Users who purchase subscriptions also pay through the respective app stores. The Company evaluates the purchases via third-party payment processors to determine whether its revenues should be reported gross or net of fees retained by the payment processor. The Company is the principal in the transaction with the end user as a result of controlling, hosting, and integrating the delivery of the virtual items to the end user. The Company records revenue gross as a principal and records fees paid to third-party payment processors as Cost of revenues. Deferred Revenues—Revenue is recognized over the life of the subscription, or in the case of Duolingo English Test, revenue is recognized when the test is proctored. The Company classifies deferred revenue as a short-term liability on the consolidated balance sheets as the longest subscription plan is for twelve months, and Duolingo English Test purchases must be taken within 21 days. Cost of Revenues—Cost of revenue predominantly consists of third-party payment processing fees charged by various distribution channel and hosting fees. To a much lesser extent, includes wages and stock-based compensation for certain employees in the capacity of customer support, amortization of revenue generating capitalized software, and depreciation of certain property and equipment. Table of Contents 89

Deferred Cost of Revenues—Deferred cost of revenue includes third-party payment processing fees amortized over the subscription terms in proportion to the revenue recognized. In situations where fees are charged for subscriptions that exceed one month, costs are deferred and recognized over the life of the subscription and are classified as a current asset. The Company classifies deferred cost of revenue as a short-term asset on the Company’s consolidated balance sheets as the longest subscription plan is for twelve months. Cash and Cash Equivalents—Cash consists primarily of cash on hand and bank deposits. Cash equivalents consist primarily of money market accounts with maturities of three months or less at the date of acquisition and are stated at cost, which approximates fair value. The Company maintains cash deposits with financial institutions that may exceed federally insured limits at times. Investments —Investments consist primarily of corporate debt securities, U.S. Treasury securities, asset- backed securities, and commercial paper. Management determines the appropriate classification of investments at the time of purchase based upon management’s intent with regard to such investments. The Company’s investments are classified as held-to-maturity at the time of purchase, and such classifications are reevaluated as of each balance sheet date. All highly liquid investments with an original maturity of 90 days or less when purchased are considered to be cash equivalents. Investments with remaining contractual maturities of one year or less from the balance sheet date, which are not considered cash equivalents, are classified as short-term investments, and those with remaining contractual maturities greater than one year from the balance sheet date are classified as long-term investments. All investments are recorded at amortized cost. Realized gains and losses on sales and maturities of investments are determined based on the specific identification method and are recognized in the Consolidated Statements of Operations and Comprehensive Income. We perform periodic evaluations to determine whether any declines in the fair value of investments below cost are other-than-temporary. The evaluation consists of qualitative and quantitative factors regarding the severity and duration of the unrealized loss, as well as the Company’s ability and intent to hold the investments until a forecasted recovery occurs. The impairments are considered to be other-than- temporary if they are related to deterioration in credit risk or if it is likely that the underlying securities will be sold or mature prior to a full recovery of their cost basis. Other-than-temporary fair value impairments, if any, are determined based on the specific identification method and are reported in Other income (expense), net in the Consolidated Statements of Operations and Comprehensive Income Restricted Cash—Restricted cash consists of a collateralized letter of credit established in connection with a lease agreement for the Company’s Sub-Sublease in New York, which was signed in December 2023. Restricted cash is included in non-current assets for leases that expire in more than one year from the balance sheet date. Accounts Receivable—Accounts receivables are reported on the consolidated balance sheets at the outstanding principal amount adjusted for any allowance for credit losses and any charge offs. The Company provides an allowance for credit losses to reduce trade receivables to their estimated net realizable value equal to the amount that is expected to be collected. This allowance is estimated based on historical collection experience, the aging of receivables, specific current and expected future macro- economic and market conditions, and assessments of the current creditworthiness and economic status of customers. The Company considers a receivable delinquent if it is unpaid after the term of the related invoice has expired. Balances that are still outstanding after management has used reasonable collection efforts are written off. The Company reviews its allowance for credit losses on a quarterly basis. As of December 31, 2025 and 2024, the Company has not recorded a reserve given the Company’s lack of historical write offs. Table of Contents 90

Property and Equipment—Property and equipment is stated at cost, less accumulated depreciation. Depreciation is computed on the straight-line method. Asset Class Estimated Useful Life Furniture, fixtures and equipment .............................................................................. 4 to 6 years Leasehold improvements ............................................................................................ 5 to 10 years Leasehold improvements are amortized over the lesser of the life of the lease or the estimated useful life of the leasehold improvements. Costs related to maintenance and repairs that do not extend the assets’ useful life are expensed as incurred. Acquisitions—The Company uses the acquisition method of accounting for business combination transactions, and, accordingly, recognizes the fair values of assets acquired and liabilities assumed in the Company’s Consolidated Financial Statements. The excess of the fair value of purchase consideration over the values of these identifiable assets and liabilities is recorded as goodwill. Transaction costs related to the acquisition of the acquired company are expensed as incurred. The allocation of fair values may be subject to adjustment after the initial allocation for up to a one-year period as more information becomes available relative to the fair values as of the acquisition date. The Consolidated Financial Statements include the results of operations of any acquired company since the acquisition date. Goodwill—The Company recognizes the excess of the purchase price over the fair value of identifiable net assets acquired at the acquisition date as goodwill. Goodwill is not amortized but is reviewed for impairment annually and more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. The Company will review goodwill for impairment annually on October 1st of each fiscal year or whenever events or changes in circumstances indicate that an impairment may exist. The Company will first perform a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying value. If the reporting unit does not pass the qualitative assessment, then the reporting unit’s carrying value is compared to its fair value. If the fair value of the reporting unit is greater than the reporting unit’s carrying value, then the carrying value of the reporting unit is deemed to be recoverable. If the carrying value of the reporting unit is greater than the reporting unit’s fair value, goodwill is impaired and written down to the reporting unit’s fair value. Intangible Assets—The Company’s intangible assets consist of capitalized software, acquired technology and other intangible assets during the years ended December 31, 2025 and 2024. The Company develops software for internal use and capitalizes the software development costs incurred during the application development stage. Costs incurred prior to and after the application development stage are charged to expense. When the software is ready for its intended use, capitalization ceases and such costs are amortized on a straight-line basis over the estimated life, which is generally three years. Relatively minor upgrades, enhancements and maintenance to the platform are expensed as incurred. Income Taxes—The Company provides for income taxes in accordance with the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities for financial reporting and for income tax reporting. The deferred tax asset or liability represents the future tax return consequences of those difference, which will either be taxable or deductible when the assets and liabilities are recovered or settled. A valuation allowance is established for any deferred tax asset for which it is determined that it is more likely than not that some or all of the deferred tax assets will not be realized. The Company limits the deferred tax assets recognized related to certain officers’ compensation Table of Contents 91 to amounts that it estimates will be deductible in future periods based upon Internal Revenue Code (“IRC”) Section 162(m). The Company utilizes a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with the asset and liability method. The first step is to evaluate the tax position for recognition by determining whether evidence indicates that it is more likely than not that a position will be sustained if examined by a taxing authority. The second step is to measure the tax benefit as the largest amount that is 50% likely of being realized upon settlement with a tax authority. There were no amounts recorded at December 31, 2025 and December 31, 2024 related to uncertain tax positions. Foreign Currency—The functional currency of the Company and its subsidiaries is the U.S. dollar. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated using the exchange rate prevailing at the balance sheet date. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. All exchange gains or losses arising from translation of these foreign currency transactions are included in net loss for the year. The Company has not, to the date of these Consolidated Financial Statements, entered into derivative instruments to offset the impact of foreign currency fluctuations. Fair Value of Financial Instruments—The Company accounts for certain assets and liabilities at fair value in accordance with the accounting guidance applicable to fair value measurements and disclosures. The carrying values of cash, cash equivalents, accounts receivable, accounts payable, and accrued expenses are deemed to be reasonable estimates of their fair values because of their short-term nature. Research and Development Costs—Research and development expenses are incurred as the Company maintains and enhances its software and evaluates and develops other potential applications. Such expenses include compensation of engineering, product design and testing personnel, including stock-based compensation, materials, travel and direct costs associated with the design and required testing of our platform and depreciation of certain property and equipment. Sales and Marketing—Sales and marketing expenses are expensed as incurred and consists primarily of new user acquisition, brand marketing, digital and social media content, and employee-related compensation, including stock-based compensation, for personnel engaged in sales and marketing functions, amortization of non-revenue generating capitalized software used to promote Duolingo and depreciation of certain property and equipment. Advertising costs were approximately $86,872, $62,373 and $52,969 for the years ended December 31, 2025, 2024 and 2023, respectively. General and Administrative—General and administrative expense primarily consists of employee- related compensation (including stock-based compensation) for management and administrative functions, including our finance and accounting, legal, and people teams. General and administrative expense also includes certain professional services fees, general corporate and director and officer insurance, facilities costs, and other general overhead costs that support our operations, and depreciation of certain property and equipment. Concentration of Credit Risk—The Company’s concentration of credit risk relates to financial institutions holding the Company’s cash and cash equivalents and platforms with significant accounts receivable balances and revenue transactions. Table of Contents 92

The Company maintains cash deposits with financial institutions that may exceed federally insured limits at times. Management believes that the financial institutions that hold the Company’s deposits are financially credit worthy and, accordingly, minimal credit risk exists with respect to those balances. The majority of our revenue comes through our subscriptions and advertising streams and payments are made to Duolingo through service providers. The top three service providers, Apple, Google, and Stripe accounted for 62.5% and 22.7%, and 11.4% of total Accounts receivable as of December 31, 2025, respectively. The top two service providers, Apple and Google, accounted for 64.7%, 21.2% and of total Accounts receivable as of December 31, 2024, respectively. Stock-Based Compensation—The Company accounts for equity-based compensation using the fair value method as set forth in the ASC 718, Compensation—Stock Compensation, which requires the measurement and recognition of compensation expense for all stock-based payment awards based on estimated fair values. This method requires companies to estimate the fair value of stock-based compensation on the date of grant using an option pricing model when granting options. Historically, the Company has estimated the fair value of each option award on the date of grant using the Black-Scholes pricing model. The Black-Scholes model determines the fair value of equity-based payment awards based on the fair value of the underlying common stock on the date of grant and requires the use of estimates and assumptions, including the fair value of the Company’s common stock, exercise price of the stock option, expected volatility, expected life, risk-free interest rate and dividend rate. The Company estimated the expected volatility of its stock options by taking the average historical volatility of a group of comparable publicly traded companies over a period equal to the expected life of the options; it was not practical for the Company to estimate its own volatility due to the lack of historical prices. The expected term of the options was determined in accordance with existing equity agreements as the underlying options are assumed to be exercised upon the passage of time. The risk-free interest rate was the estimated average interest rate based on U.S. Treasury zero-coupon notes with terms consistent with the expected life of the awards. The expected dividend yield is zero as the Company has not anticipated paying any recurring cash dividends in the foreseeable future. The Company accounts for forfeitures as they occur. Restricted Stock Units (RSUs) The Company began to grant RSUs in November 2020. The fair value of RSUs is estimated based on the fair value of the Company’s common stock on the date of grant. Generally, the service-based vesting condition for the majority of these awards is satisfied over four years. Performance-based RSUs In June 2021, the Company granted 1,800 (one million eight-hundred thousand) performance-based RSUs to the Company’s founders (“Founder Awards”). The Founder Awards are divided into ten equal tranches with each tranche becoming eligible to vest upon achievement of the specified stock-price hurdles. The Founder Awards vest upon the satisfaction of both a service-based condition and a performance-based condition and generally are settled one year after vesting. The service-based condition is satisfied as to 25% of the Founder Awards on each anniversary of the completion of the IPO, subject to the continuous service of the founders through the applicable date. The fair value of the Founder Awards is determined using a Monte Carlo simulation model. The associated stock-based compensation is recorded over the derived service period, using the accelerated attribution method. If the stock-price hurdles are met sooner than the requisite service period, the stock-based compensation expense will be adjusted to prospectively recognize the remaining expense over the remaining derived service period. Provided that the founders continue to provide services to us, stock-based compensation expense is recognized over the derived service period, regardless of whether the stock-price hurdles are Table of Contents 93 achieved. The first and second tranches were met during the year ended December 31, 2021. The third and fourth tranches were met during the year ended December 31, 2023. The fifth and sixth tranches were met during the year ended December 31, 2024. The seventh and eighth tranches were met during the year ended December 31, 2025. The Company recognized $11,059, $19,799 and $26,622 of stock- based compensation expense related to these awards, during the years ended December 31, 2025, 2024 and 2023, respectively, which is included within General and administrative in the Consolidated Statements of Operations and Comprehensive Income. Contingencies—The Company records accruals for contingencies and legal proceedings expected to be incurred in connection with a loss contingency when it is probable that a liability has been incurred and the amount can be reasonably estimated. If a loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, the nature of the contingent liability, together with an estimate of the range of possible loss, would be disclosed. Segment—The Company operates as a single operating segment and derives revenues from customers through time-based subscriptions, in-app advertising placement by third parties, the Duolingo English Test, and In-App Purchases. The Chief Executive Officer, as the chief operating decision maker, evaluates the Company’s performance and allocates resources based on consolidated net income, as presented in the income statement, supplemented by disaggregated revenue details. Significant segment expenses are those that are presented on the Consolidated Statements of Operations and Comprehensive Income. The measure of segment assets is reported on the balance sheet as total consolidated assets. Accordingly, the Company has determined that it has a single reportable segment and operating segment structure, and operates as one reporting unit. Leases—The Company accounts for leases in accordance with ASC 842, Leases, which requires virtually all leases, other than leases that meet the definition of a short-term lease, to be recorded on the balance sheet with a right-of-use (“ROU”) asset and corresponding lease liability. ROU assets are periodically reviewed for impairment whenever events or changes in circumstances arise. During the years ended December 31, 2025, 2024 and 2023, the Company incurred no impairment charges on ROU assets. On the lease commencement date, each lease is classified as either finance or operating, depending on certain criteria. The Company determined that it only has operating leases as none of the criteria for finance lease classification were met. Operating lease expense is recognized on a straight-line basis on the Consolidated Statements of Operations and Comprehensive Income in General and administrative expenses. On the Consolidated Statements of Changes in Cash Flows, payments for operating leases, are included in operating activities. As an accounting policy election, the Company has elected to not separate lease and non-lease components for all asset classes and made an accounting policy election for short-term leases which does not require the capitalization of leases with terms of 12 months or less at lease commencement. The discount rate utilized in calculating the lease liability is the rate implicit in the lease, if known; otherwise, the incremental borrowing rate (“IBR”) for the expected lease term is used. The Company’s IBR approximates the rate the Company would have to pay, on a collateralized basis, to borrow an amount equal to the lease payments under similar terms. Impairment of long-lived assets— The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the estimated undiscounted future cash flows expected to result from the use and eventual disposition of an asset is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of an impairment loss is based on the fair value of the asset. The Company recorded impairment of capitalized software of $238 for the year ended December 31, 2024, and no Table of Contents 94 impairment for the years ended December 31, 2025 and 2023, which represents an impairment to write- off the capitalization of an internal-use software project prior to being launched to the user base. Allowance for Credit Losses—The Company evaluates its cash equivalents, accounts receivable and held-to-maturity marketable securities financial assets for expected credit losses. Expected credit losses represent the portion of the amortized cost basis of a financial asset that an entity does not expect to collect. An allowance for expected credit losses is meant to reflect a risk of loss even if remote, irrespective of the expectation of collection from a particular issuer or debt security. The Company has not historically experienced any credit losses on any of its financial assets. With respect to cash equivalents and accounts receivable, given consideration of their short maturity, lack of historical losses and the current environment, the Company concluded there is generally no expected credit losses for these financial assets. With respect to held-to-maturity marketable securities which are comprised of debt securities, the Company evaluates expected credit losses on a pooled basis based on issuer-type which have similar credit risk characteristics. The allowance for credit losses is immaterial for all periods presented. Recently Issued Pronouncements Not Yet Adopted There are no recently issued accounting pronouncements that the Company has not yet adopted that they believe are applicable or would have a material impact on the financial statements of the Company. In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The amendment requires new financial statement disclosures to provide disaggregated information for certain types of expenses, including employee compensation, depreciation, and amortization in commonly presented expense captions such as cost of revenue, sales and marketing, and general and administrative expenses. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. The Company is in the process of evaluating the effect that the adoption of these standards will have on its consolidated financial statements. In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. The amendments in this update remove all references to prescriptive and sequential software development stages (referred to as “project stages”) throughout Subtopic 350-40.The amendments in this update are effective for all entities for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. The Company is in the process of evaluating the effect that the adoption of this standard may have on its consolidated financial statements. Recently Adopted Accounting Pronouncements In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-09, Income Taxes (Topic 740), which includes improvements to income tax disclosures. The standard is effective for public entities in fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company adopted this guidance on a prospective basis effective January 1, 2025. Refer to our discussion under the Note 9 “Income Taxes” footnote. 3. FAIR VALUE The Company accounts for certain assets and liabilities at fair value in accordance with the accounting guidance applicable to fair value measurements and disclosures. The carrying values of cash, cash Table of Contents 95 equivalents, accounts receivable, accounts payable, and accrued expenses are deemed to be reasonable estimates of their fair values because of their short-term nature. The Company applies fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring and non-recurring basis. The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities, which are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions, and credit risk. The Company applies the following fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement: Level 1—Observable inputs such as quoted prices in active markets for identical investments that the Company has the ability to access. Level 2—Inputs include: • Quoted prices for identical or similar assets or liabilities in active markets; • Quoted prices for identical or similar assets or liabilities in inactive markets; • Inputs, other than quoted prices in active markets, which are observable either directly or indirectly; • Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means. Level 3—Unobservable inputs in which there is little or no market activity for the asset or liability, which require the reporting entity to develop its own estimates and assumptions relating to the pricing of the asset or liability including assumptions regarding risk. The following table presents amortized cost, gross unrealized gains and losses, and fair value by major security type and balance sheet classification as of December 31, 2025 and December 31, 2024: Table of Contents 96

As of December 31, 2025 (In thousands) Amortized Cost Gross Unrealized Gains Gross Unrealized Losses Fair Value Cash Equivalents Short-Term Investments Long-Term Investments Cash $ — $ — $ — $ 155,840 $ 155,840 $ — $ — Level 1 Commercial paper $ 4,318 $ — $ — $ 4,318 $ 1,993 $ 2,324 $ — Money market funds 878,556 — — 878,556 878,556 — — Subtotal $ 882,874 $ — $ — $ 882,874 $ 880,549 $ 2,324 $ — Level 2 Asset-backed securities $ 26,794 $ 44 $ — $ 26,838 $ — $ 347 $ 26,447 Corporate debt securities 182,417 237 (19) 182,635 — 93,997 88,420 U.S. Treasury securities 26,241 154 — 26,395 — 7,410 18,831 Subtotal $ 235,452 $ 435 $ (19) $ 235,868 $ — $ 101,754 $ 133,698 Level 3 Investment in SAFE $ — $ — $ — $ 1,400 $ — $ — $ 1,400 Subtotal $ — $ — $ — $ 1,400 $ — $ — $ 1,400 Total $ 1,118,326 $ 435 $ (19) $ 1,275,982 $ 1,036,389 $ 104,078 $ 135,098 Table of Contents 97

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| (In thousands) | As of December 31, 2024 Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value | Cash Equivalents | Short-Term Investments | Long-Term Investments |
|---|---|---|---|---|---|---|---|
| Cash | $ — | $ — | $ — | $ 73,351 | $ 73,351 | $ — | $ — |
| **Level 1** | | | | | | | |
| Commercial paper | $ 15,659 | $ 2 | $ (1) | $ 15,661 | $ — | $ 15,659 | $ — |
| Money market funds | 712,440 | — | — | 712,440 | 712,440 | — | — |
| **Subtotal** | **$ 728,099** | **$ 2** | **$ (1)** | **$ 728,101** | **$ 712,440** | **$ 15,659** | **$ —** |
| **Level 2** | | | | | | | |
| Asset-backed securities | $ 16,280 | $ 10 | $ (1) | $ 16,289 | $ — | $ 697 | $ 15,583 |
| Certificates of deposit | 11,521 | — | (14) | 11,507 | — | 11,521 | — |
| Corporate debt securities | 126,031 | 7 | (494) | 125,543 | — | 55,013 | 71,018 |
| U.S. Treasury securities | 19,255 | 2 | (61) | 19,195 | — | 8,964 | 10,291 |
| **Subtotal** | **$ 173,087** | **$ 19** | **$ (570)** | **$ 172,534** | **$ —** | **$ 76,195** | **$ 96,892** |
| **Level 3** | | | | | | | |
| Investment in SAFE | $ — | $ — | $ — | $ 1,400 | $ — | $ — | $ 1,400 |
| **Subtotal** | $ — | $ — | $ — | $ 1,400 | $ — | $ — | $ 1,400 |
| **Total** | **$ 901,186** | **$ 21** | **$ (571)** | **$ 975,386** | **$ 785,791** | **$ 91,854** | **$ 98,292** |

As of December 31, 2025 and December 31, 2024, all of the Company's short-term investments have contractual maturities of one year or less and all of the Company's long-term investments have contractual maturities between one and four years. The Company has elected to present accrued interest within Prepaid expenses and other current assets in the Consolidated Balance Sheets. Accrued interest was $2,099 and $1,487 as of December 31, 2025 and December 31, 2024, respectively.

Changes in market interest rates, credit risk of borrowers and overall market liquidity, among other factors, may cause the short-term and long-term debt investments to fall below their amortized cost basis, resulting in unrealized losses. For those debt securities in an unrealized loss position as of December 31, 2025, the Company does not intend to sell, nor is it more likely than not that it will be required to sell, such securities before recovering the amortized cost basis. No allowance for credit losses were recognized in the financial statements for held-to-maturity debt securities for the periods ended December 31, 2025 and 2024.

Cash equivalents consist primarily of money market accounts with maturities of three months or less at the date of acquisition and are classified within Level 1.

The Company's investments in corporate debt securities, U.S. Treasury securities, certificates of deposit, and asset-backed securities, which collectively are investments in held-to-maturity debt securities, are classified within Level 2, as their valuation requires quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and/or model-based valuation techniques for which all significant inputs are observable in the market or can be corroborated by observable market data.

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4. ACQUISITIONS During July 2024, the Company completed two acquisitions which brought new designer, illustration, animation, and engineering talent to Duolingo’s existing teams in addition to developed technology. The total aggregate consideration was $7,500, of which $7,100 represents the purchase price allocated to the fair value of the acquired assets and assumed liabilities, as detailed below. Of this, $6,600 was paid in cash upon closing, and $500 was held back until certain post-acquisition conditions were satisfied. The $500 was recorded as a Current liability in the Consolidated Balance Sheet for the year ended December 31, 2024. The remaining $400 of the total aggregate consideration was contingent on one year of continued service of certain employees, and was expensed over the period within General and administrative in the Consolidated Statements of Operations and Comprehensive Income. During the year ended December 31, 2024, the Company incurred $736 of acquisition costs related to due diligence and valuation, which are included in General and administrative expense within the Consolidated Statements of Operations and Comprehensive Income. We finalized the valuation of assets acquired and liabilities assumed for the acquisitions during the year ended December 31, 2024. We did not record any measurement period adjustments during the year ended December 31, 2024. The following table summarizes the Company’s allocation of the purchase consideration based on the fair value of assets acquired and liabilities assumed at the acquisition dates: (In thousands) July 2024 Cash and cash equivalents $ 5 Other current assets acquired 37 Intangible assets, net Technology 1,007 Goodwill 6,488 Other liabilities assumed (437) Total purchase price $ 7,100 Goodwill is attributable to the assembled workforce, future technologies and general going concern arising from the acquisitions. $3,600 of the goodwill recognized is expected to be deductible for income tax purposes. During July 2025, the Company completed an acquisition which strengthened its in-house capabilities by bringing onboard additional design and engineering talent. The total aggregate consideration was $34,500, of which $33,100 represents the purchase price allocated to the fair value of the intangible assets and goodwill, as detailed below. The purchase price was paid in cash upon closing, and $1,400 has been held back until certain post-acquisition conditions are satisfied. This $1,400, is contingent on one year of continued service of certain employees, and will be expensed over the period within General and administrative in the Consolidated Statements of Operations and Comprehensive Income. During 2025, the Company incurred $1,338 of acquisition costs related to due diligence and valuation, which are included in General and administrative expense within the Consolidated Statements of Operations and Comprehensive Income. We finalized the valuation of assets acquired and liabilities assumed for the acquisitions during the year ended December 31, 2025. We did not record any measurement period adjustments during the year Table of Contents 99 ended December 31, 2025. The following table summarizes the Company’s allocation of the purchase consideration based on the fair value of assets acquired and liabilities assumed at the acquisition date: (In thousands) July 2025 Intangible assets, net Intellectual property $ 8,303 Goodwill 24,797 Total purchase price $ 33,100 Goodwill is attributable to the assembled workforce, expected future technologies, and anticipated synergies arising from the acquisitions. $11,697 of the goodwill recognized is expected to be deductible for income tax purposes. 5. REVENUE Disaggregation of Revenue In accordance with ASC 606, Revenue from Contracts with Customers, the Company disaggregates revenue from contracts with customers into revenue streams, which most closely depicts how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. Year Ended December 31, (In thousands) 2025 2024 2023 Revenues: Subscription ............................................................................ $ 873,442 $ 607,531 $ 404,684 Other (1) ................................................................................... 164,147 140,493 126,425 Total revenues $ 1,037,589 $ 748,024 $ 531,109 ________________ (1) Other revenue is comprised of the below. Year Ended December 31, (In thousands) 2025 2024 2023 Advertising ........................................................................................... $ 79,725 $ 54,907 $ 49,858 Duolingo English Test ......................................................................... 42,006 45,640 41,212 IAPs ....................................................................................................... 40,479 38,653 34,673 Other ..................................................................................................... 1,937 1,293 682 Total other revenue ............................................................................. $ 164,147 $ 140,493 $ 126,425 Three service providers Apple, Google, and Stripe processed 61.6%, 23.4%, and 10.3% of total revenues for the year ended December 31, 2025, respectively. Three services providers, Apple, Google, and Stripe processed 60.8%, 23.4% and 11.7% of total revenues for the year ended December 31, 2024, respectively. Table of Contents 100

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Information regarding geography of revenues is based upon the location where the users are located or, in the case of the Duolingo English Test, where the tests are taken:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2025 | 2024 | 2023 |
| United States | $ 392,214 | $ 311,539 | $ 238,759 |
| Rest of World | 645,375 | 436,485 | 292,350 |
| Total | $ 1,037,589 | $ 748,024 | $ 531,109 |

Customers located in the United States accounted for 38%, 42% and 45% of total revenues for the years ended December 31, 2025, 2024 and 2023, respectively. No other country accounted for more than 10% of revenue in the periods presented.

Deferred revenue mostly consists of payments received in advance of revenue recognition, and is mostly related to time-based subscriptions, which will be recognized into revenue over the course of the upcoming year (recognized over 12 months or less). Additionally, the Duolingo English Test has deferred revenue related to tests that have been purchased, but will not be recognized until the tests have been proctored. Changes in deferred revenues were as follows:

| | Year Ended December 31, | |
|---|---|---|
| *(In thousands)* | 2025 | 2024 |
| Beginning balance—January 1 | $ 372,884 | $ 249,192 |
| Amount from beginning balance recognized into revenue | (372,434) | (248,667) |
| Recognition of deferred revenue | (572,589) | (402,937) |
| Deferral of revenue | 1,068,345 | 775,296 |
| Ending balance—December 31 | $ 496,205 | $ 372,884 |

## 6. PROPERTY and EQUIPMENT, net

Property and equipment, net, consists of the following:

| *(In thousands)* | December 31, 2025 | December 31, 2024 |
|---|---|---|
| Leasehold improvements | $ 44,773 | $ 26,938 |
| Furniture, fixtures and equipment | 13,095 | 8,415 |
| Total property and equipment | 57,868 | 35,353 |
| Less: accumulated depreciation | (21,571) | (16,410) |
| Total property and equipment, net | $ 36,297 | $ 18,943 |

Depreciation expense is included within the following financial statement line items within the Company's Consolidated Statements of Operations and Comprehensive Income.

| | Year Ended December 31, | | |
|---|---|---|---|
| *(In thousands)* | 2025 | 2024 | 2023 |
| Research and development | $ 3,328 | $ 2,358 | $ 1,650 |
| Sales and marketing | 399 | 281 | 190 |
| General and administrative | 1,468 | 2,326 | 2,260 |
| Total | $ 5,195 | $ 4,965 | $ 4,100 |

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## 7. INTANGIBLE ASSETS AND GOODWILL

Intangible assets, net, consist of the following:

| *(In thousands)* | December 31, 2025 | December 31, 2024 |
|---|---|---|
| Capitalized software | $ 44,849 | $ 35,681 |
| Acquired intangible assets | 9,310 | 1,007 |
| Other indefinite-lived intangible assets | 252 | 117 |
| Total intangible assets | 54,411 | 36,805 |
| Less: accumulated amortization | (26,102) | (16,906) |
| Intangible assets, net | $ 28,309 | $ 19,899 |

The Company capitalized $9,168 and $9,024 of software development costs, with the majority of the costs being employee wages, during the years ended December 31, 2025 and 2024, respectively. The Company recognized no impairment and $238 of impairment of capitalized software in Research and Development within the Company's Consolidated Statements of Operations and Comprehensive Income (Loss), during the years ended December 31, 2025 and 2024, respectively, which represents an impairment to write-off the capitalization of an internal-use software project prior to being launched to the user base. Amortization expense is included within the following financial statement line items within the Company's Consolidated Statements of Operations and Comprehensive Income.

| | Year Ended December 31, | | |
|---|---|---|---|
| *(In thousands)* | 2025 | 2024 | 2023 |
| Cost of revenues | $ 8,658 | $ 5,310 | $ 2,020 |
| Sales and marketing | 538 | 579 | 975 |
| Total | $ 9,196 | $ 5,889 | $ 2,995 |

The estimated future amortization expense of capitalized software and acquired technology with definite lives as of December 31, 2025 was as follows:

| *(In thousands)* | Amortization Expense |
|---|---|
| 2026 | $ 12,084 |
| 2027 | 8,778 |
| 2028 | 4,396 |
| 2029 | 1,726 |
| 2030 | 1,073 |
| Total estimated future amortization expense | $ 28,057 |

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The following table represents the changes to goodwill during the twelve months ended December 31, 2025: Carrying amount Balance as of December 31, 2024 ................................................................................................ $ 10,538 Acquisition ......................................................................................................................................... 24,797 Balance as of December 31, 2025 ................................................................................................ $ 35,335 As of December 31, 2025 and December 31, 2024, $17,720 and $6,923 of goodwill is deductible for tax purposes, respectively. 8. LEASES The Company has entered into various operating leases for its office space expiring between fiscal 2025 and 2036. Certain lease agreements contain an option for the Company to renew a lease for a term of up to five years. The Company considers these options, which may be elected at the Company’s sole discretion, in determining the lease term on a lease-by-lease basis. In February 2024, the Company signed a lease with Bullitt Center LLC for 7,940 square feet of office space in Seattle, Washington. The term of the lease is 63 months beginning on March 1, 2024 and expiring on May 31, 2029. In March 2024, the Company entered into the First and Second Amendments (the “Amendments”) to the Office Lease Agreement with 5704 Penn Office, LLC (the "Landlord") for office space located at Liberty East (the “Premise”) at 141 South Saint Clair Street, Pittsburgh, Pennsylvania, which, among other things, increased the leased square footage by 110,008 square feet to a total of 148,266 square feet beginning when construction of the leasehold improvements commences in the first half of 2025, with an expiration date of April 30, 2036. Under the terms of the Amendments, the Landlord will provide the Company with an improvement allowance of up to approximately $6,800 for costs relating to the design, permitting, and construction of improvements to the Premise. In May 2024, the Company signed a lease with Beijing Hengshi Huarong Holding Co., Ltd. for 16,314 square feet of office space in Beijing, China. The term of the lease is 39 months beginning on May 20, 2024 and expiring on July 15, 2027. In May 2025, the Company entered into an amendment (the “Third Amendment”) to the Office Lease Agreement with 5704 Penn Office, LLC (the "Landlord") for office space located at Liberty East (the “Premise") at 141 South Saint Clair Street, Pittsburgh, Pennsylvania. The Third Amendment grants the Company access to and control of the expansion space to begin tenant improvement work as of the effective date in May 2025. As a result of obtaining control of the Premise, the lease was recognized on the Company’s balance sheet in the second quarter of 2025 in accordance with ASC 842. $35,592 was recognized as a right-of- use-asset and $38,964 was recognized as a lease liability as part of the amendment on the Company’s Consolidated. Under the terms of the Third Amendment, the Landlord provided the Company with a tenant improvement allowance for costs related to the design, permitting, and construction of improvements to the Premise. As of December 31, 2025, $6,809 related to this allowance was recognized within Consolidated Balance Sheet within Other Assets. The full lease term extends through April 30, 2036, and includes approximately 148,266 square feet of leased space. Table of Contents 103

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The following represents the components of lease cost for the year ended December 31, 2025 and 2024 along with supplemental disclosures of cash flow information, lease term and discount rate:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2025 | 2024 | 2023 |
| Operating lease cost | $ 12,071 | $ 9,982 | $ 7,459 |
| Short term lease cost | 365 | 83 | 48 |
| Variable lease cost | 418 | 468 | 252 |
| Total lease cost | $ 12,854 | $ 10,533 | $ 7,759 |
| Cash paid for amounts included in the measurement of lease liabilities | $ 4,598 | $ 5,727 | $ 7,512 |
| Right-of-use assets obtained in exchange for new operating lease liabilities | $ 39,202 | $ 33,039 | $ — |
| Right of use assets disposed or adjusted, modifying operating leases liabilities | $ — | $ 1,302 | $ 2,024 |

| | December 31, 2025 | December 31, 2024 | December 31, 2023 |
|---|---|---|---|
| Weighted-average remaining lease term | 9 years | 9 years | 9 years |
| Weighted-average discount rate | 6.91 % | 7.16 % | 7.38 % |

The following table reconciles future minimum undiscounted rental commitments for operating leases to operating lease liabilities recorded on the Consolidated Balance Sheet as of December 31, 2025:

| Fiscal year | |
|---|---|
| 2026 | $ 13,931 |
| 2027 | 15,969 |
| 2028 | 14,606 |
| 2029 | 15,053 |
| 2030 | 14,217 |
| Thereafter | 64,042 |
| Total undiscounted lease payments | $ 137,818 |
| Present value adjustment | (36,835) |
| Operating lease liabilities | $ 100,983 |

Current lease liabilities of $7,204 and $2,581 are presented within Accrued expenses and other liabilities while non-current lease liabilities of $93,779 and $54,656 are presented within Long-term obligation under operating leases on the Consolidated Balance Sheets as of December 31, 2025 and Consolidated Balance Sheet as of December 31, 2024, respectively.

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9. INCOME TAXES For the years ended December 31, 2025, 2024 and 2023 income before income taxes included the following components: Year Ended December 31, 2025 2024 2023 Domestic ....................................................................................... $ 167,873 $ 97,051 $ 16,501 Foreign .......................................................................................... 14,537 5,255 1,276 Total ............................................................................................... $ 182,410 $ 102,306 $ 17,777 For the years ended December 31, 2025, 2024 and 2023 the Company recognized the following provision for income taxes: Twelve months ended December 31, 2025 2024 2023 Current: Federal .......................................................................................... $ (6,243) $ 10,652 $ 895 State ............................................................................................... (313) 2,639 607 Foreign .......................................................................................... 1,630 284 341 Total ............................................................................................... $ (4,926) $ 13,575 $ 1,843 Deferred: Federal .......................................................................................... $ (207,587) $ — $ — State ............................................................................................... $ (17,556) — — Foreign .......................................................................................... $ (1,586) 157 (133) Total ............................................................................................... $ (226,729) $ 157 $ (133) (Benefit from) provision for income taxes $ (231,655) $ 13,732 $ 1,710 Upon adoption of ASU 2023-09, Improvements to Income Tax Disclosures, as described in Note 2, “Summary of Significant Accounting Policies”, cash paid for taxes, net of refunds, during the year ended December 31, 2025 was as follows: Federal ................................................................................................................................................. $ 9,700 State ..................................................................................................................................................... 3,955 Foreign ................................................................................................................................................. 702 Total cash paid for income taxes, net of refunds ........................................................................... $ 14,357 Cash paid for income taxes, net of refunds, during the years ended December 31, 2024 and 2023 was $7,620 and $2,320, respectively. Table of Contents 105

Upon adoption of ASU 2023-09, Improvements to Income Tax Disclosures, as described in Note 2, “Summary of Significant Accounting Policies”, the reconciliation of taxes at the federal statutory rate to our benefit from income taxes for the year ended December 31, 2025 was as follows: Amount Percent Expected income tax expense at federal statutory rate $ 38,306 21.0 % State taxes, net of Federal income tax effect (1) (17,799) (9.8) % Foreign tax effects Inducement payment (2,651) (1.5) % Other 920 0.5 % Foreign-Derived Intangible Income deduction 6,426 3.5 % Research and development credit 8,360 4.6 % Valuation allowance changes (233,479) (128.0) % Nontaxable or nondeductible items: Equity compensation (81,847) (44.9) % Section 162(m) limitation 47,050 25.8 % Meals and entertainment 2,900 1.6 % Other 159 0.1 % Effective income tax rate (231,655) (127.0) % ________________ (1) State taxes in California, Pennsylvania and Illinois made up the majority (greater than 50 percent) of the tax effect in this category. The reconciliation of taxes at the federal statutory rate to our provision for taxes for the years ended December 31, 2024 and 2023 in accordance with the guidance prior to the adoption of ASU 2023-09 was as follows: 2024 2023 Expected income tax expense at federal statutory rate .................................... 21.0% 21.0 % State taxes, net of Federal income tax effect ..................................................... (3.8) (35.1) Section 162(m) limitation 58.1 56.5 Equity compensation .............................................................................................. (97.9) (208.4) Meals and entertainment ....................................................................................... 1.2 5.6 Foreign-Derived Intangible Income deduction ................................................... (13.5) (13.4) Other permanent adjustments .............................................................................. 1.8 2.2 Research and development credit ....................................................................... (23.5) (76.4) Valuation allowance ................................................................................................ 70.0 257.6 Effective income tax rate ........................................................................................ 13.4% 9.6 % The 2025 and 2024 effective tax rate differs from the statutory rate primarily due to tax-deductible stock- based compensation and the generation of research and development tax credits. The effective tax rate for 2025 is also significantly impacted by the release of the valuation allowance on the Company’s net deferred tax assets, while the effective tax rate for 2024 reflects changes in the valuation allowance. The Company has the following deferred tax assets (liabilities) as of December 31, 2025 and 2024: Table of Contents 106

2025 2024 Net operating loss carryforwards .......................................................................... $ 27,541 $ 4,491 Section 174 research and development capitalization ..................................... 118,009 190,768 Research and development credits ..................................................................... 74,943 61,198 Lease liability ........................................................................................................... 22,201 13,004 Stock-based compensation ................................................................................... 6,881 4,755 Marketing and advertising ..................................................................................... 1,124 674 Sales tax / Value added tax ("VAT") reserve ....................................................... 905 560 Other deferred tax assets 516 70 Valuation allowance ................................................................................................ — (256,728) Total deferred tax assets ........................................................................................ 252,120 18,792 ROU asset ................................................................................................................ (17,551) (10,757) Capitalized software ............................................................................................... (4,251) (4,444) Property and equipment ......................................................................................... (2,440) (2,885) Other deferred tax liabilities ................................................................................... (788) (322) Total deferred tax liabilities .................................................................................... (25,030) (18,408) Net deferred taxes .................................................................................................. $ 227,090 $ 384 During the year ended December 31, 2025, the Company released the valuation allowance previously recorded against its federal and state DTAs, resulting in a one-time income-tax benefit of $256,728. In reaching this conclusion, management considered, among other factors, consecutive quarterly pre-tax profitability, a three-year cumulative income position, and sustained operational profitability. Management will continue to monitor quarterly operating results, projected taxable income, and other relevant evidence, and may record a valuation allowance in future periods if actual results or other information differ from current expectations. The income-tax benefit for the year ended December 31, 2025 reflects the combined impact of the valuation-allowance release and other discrete tax items recognized during the period, which are not indicative of ongoing operating performance. The decision to release the valuation allowance was based primarily on sustained and verifiable positive evidence. As of December 31, 2025, the company has accumulated undistributed earnings generated by our foreign subsidiaries, most of which have been previously subject to U.S. tax. We intend to indefinitely reinvest these earnings, as well as future earnings from our foreign subsidiaries to fund our international operations. In addition, we expect future U.S. cash generation will be sufficient to meet future U.S. cash needs. On July 4, 2025, the One Big Beautiful Bill Act was signed into law. Included in this legislation are provisions that allow for the immediate expensing of domestic research and development expenses, which the Company implemented during 2025. These changes did not have a material impact to the overall financial statements the year ended December 31, 2025. The Company’s income before taxes, income tax provision or benefit and effective tax rates were as follows. The large variance in the effective tax rate between periods primarily reflects the recognition of the valuation-allowance release and other discrete tax benefits in the year ended December 31, 2025. Table of Contents 107

The following table represents the activity in our valuation allowance for the years ended December 31, 2025 and 2024: Year Ended December 31, 2025 2024 Beginning balance—January 1 ............................................................................. $ (256,728) $ (156,870) Increase in valuation allowance ........................................................................... — (99,858) Release of valuation allowances .......................................................................... 256,728 — Ending balance—December 31 ............................................................................ $ — $ (256,728) The Company utilized its remaining federal net operating loss carryforwards in 2024, but during 2025 generated $111,199 of federal net operating losses, with an indefinite carryforward. The Company also has approximately $72,425 in state net operating loss carryforwards. State net operating loss carryforwards are subject to varying statutory carryforward periods, generally ranging from 10 to 30 years, with certain jurisdictions permitting indefinite carryforward. As of December 31, 2025,these state net operating loss carryforwards will begin to expire in 2035 and continue through 2047. The Company has approximately $76,419 in federal and state general business credits that are available to offset future taxable income through 2045. The Company has analyzed the impact of IRC Sections 382 and 383 on these tax attributes and has determined that no prior ownership changes have occurred which would limit the Company’s ability to utilize the NOLs and research and development tax credits. The Company’s tax years through the 2025 tax year remain subject to examination by federal and state tax authorities. The Company utilizes a more-likely-than-not standard in recognizing a tax benefit in its financial statements. No uncertain tax benefits have been recorded in 2025, 2024, and 2023, respectively. 10. STOCK-BASED COMPENSATION Prior to the IPO, the Company granted options to purchase shares of the Company’s common stock and restricted stock units (“RSU”) in respect of shares of the Company’s common stock to employees, directors and consultants under the Company’s 2011 Equity Incentive Plan. In connection with the IPO, the Company adopted the 2021 Incentive Award Plan (“2021 Plan”) and the 2021 Employee Stock Purchase Plan (“ESPP”), both of which became effective on July 26, 2021. The 2021 Plan and ESPP include an annual share increase provision through January 1, 2031, subject to limits and Board discretion. On January 1, 2026, the number of Class A shares available under the 2021 Plan was increased by 2,331 shares of common stock. No offerings have commenced under the ESPP, and in February 2025, the Board waived all future automatic share increases under the ESPP. The Company’s stock options generally vest over four years based on continued service to the Company and its subsidiaries. Each option has a term of ten years. Any stock options granted under the 2021 Plan must generally have an exercise price of not less than the estimated fair market value of the underlying Class A common stock at the date of the grant, but as of December 31, 2025 no options had been granted under the 2021 Plan. Table of Contents 108

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A summary of stock option activity as of December 31, 2025 is as follows:

| *(In thousands, except prices and years)* | Number of options | Weighted-average exercise price | Weighted-average remaining contractual life (years) | Aggregate intrinsic value |
|---|---|---|---|---|
| Options outstanding at January 1, 2025 | 1,523 | $ 18.73 | 4.67 | $ 465,985 |
| Granted (1) | — | — | | |
| Exercised | (664) | 19.06 | | |
| Forfeited and expired (2) | — | — | | |
| Options outstanding at December 31, 2025 | 859 | $ 18.38 | 3.77 | $ 135,938 |
| Options exercisable at December 31, 2025 | 859 | $ 18.38 | | $ 135,938 |

(1) There were no stock options granted during the year ended December 31, 2025.
(2) There was a nominal amount of forfeitures and expirations during the year ended December 31, 2025.

The total intrinsic value of options exercised was approximately $213,805, $365,484 and $192,456 for the periods ended December 31, 2025, 2024 and 2023, respectively.

The Company began to grant RSUs in November 2020. The fair value of RSUs is estimated based on the fair value of our Class A common stock on the date of grant. Each RSU vests based upon the satisfaction of length of service. The Company measures and recognizes stock-based compensation expense for all stock-based awards based on the estimated fair value of the award.

A summary of RSU activity as of December 31, 2025 is as follows:

| *(In thousands, except prices)* | Restricted stock units | Weighted-average grant date fair value per share |
|---|---|---|
| Outstanding at January 1, 2025 | 1,802 | $ 143.96 |
| Granted | 598 | 391.09 |
| Released | (836) | 140.38 |
| Forfeited | (158) | 217.11 |
| Outstanding at December 31, 2025 | 1,406 | $ 242.94 |

As of December 31, 2025, there was no unrecognized stock-based compensation expense related to stock options granted under the plans. The amount of unrecognized stock-based compensation expense for RSUs as of December 31, 2025 was $311,428 with a weighted-average period of approximately three years.

There were 10,926 shares available for grant at December 31, 2025.

In June 2021, the Company granted an aggregate of 1,800 performance-based restricted stock units ("Founder Awards") to its founders. The Founder Awards vest upon the satisfaction of both a service-based condition and a performance-based condition. The service condition vests 25% annually beginning on the initial public offering anniversary, July 30, 2021, subject to continued service. The performance-based condition is satisfied upon achievement of specified stock price hurdles over a ten year performance period from the grant date. Awards are generally settled one year after vesting. As of December 31, 2025, certain performance conditions associated with the Founder Awards have been achieved, while others remain subject to future stock price performance.

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The fair value of the Founder Awards was estimated on the grant date using a Monte Carlo simulation model, which incorporates assumptions related to stock price volatility, expected term, risk-free interest rates, and other factors. Stock-based compensation expense related to the Founder Awards is recognized over the derived service period using the accelerated attribution method and is recorded regardless of whether the stock price hurdles are ultimately achieved, provided the service condition continues to be satisfied. The Company recognized $11,059, $19,799 and $26,622 of stock-based compensation expense related to the Founder Awards for the years ended December 31, 2025, 2024 and 2023, respectively. As of December 31, 2025, $5,877 of unrecognized stock-based compensation expense remains. Total stock-based compensation expense was $137,437, $110,477 and $95,221 for the years ended December 31, 2025, 2024 and 2023, respectively. Stock-based compensation expense is included in the Consolidated Statements of Operations and Comprehensive Income as shown in the following table: Year Ended December 31, (In thousands) 2025 2024 2023 Cost of revenues ...................................................................... $ 96 $ 68 $ 55 Research and development ................................................. 84,874 60,076 45,119 Sales and marketing ............................................................. 6,358 4,912 3,908 General and administrative .................................................. 46,109 45,421 46,139 Total ............................................................................................ $ 137,437 $ 110,477 $ 95,221 Nominal amounts of stock-based compensation expense is capitalized into intangible assets for the years ended December 31, 2025, 2024 and 2023. 11. COMMITMENTS AND CONTINGENCIES Legal Proceedings— From time to time, the Company may become involved in various legal proceedings in the ordinary course of its business and may be subject to third-party infringement claims. The outcome of any such claims or proceedings, regardless of the merits, is inherently uncertain. The Company is not currently party to any material legal proceedings. Related Parties—During the year ended December 31, 2025, the Company incurred approximately $680 in expenses with a vendor which certain members of the Company’s Board of Directors and executive officers serve as members of the vendor’s board of directors. As of December 31, 2025, approximately $831 remained payable to the vendor. These transactions were conducted in the ordinary course of business on terms the Company believes to be comparable to those available from unaffiliated third parties and were reviewed and approved in accordance with the Company’s related person transaction policy. Letters of Credit— The Company has a standby letter of credit obtained in connection with an operating lease. This letter of credit acts as security for the faithful performance by us of all terms, covenants and conditions of the lease agreement. The amount of the letter of credit is equal to six months rent of $442, totaling $2,656. The cash collateral for the letter of credit has been recognized as restricted cash in the Consolidated Balance Sheet and is equivalent to 103% of the letter of credit and totaled $2,735. 12. EMPLOYEE BENEFIT PLAN Table of Contents 110

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The Company sponsors a profit sharing plan with a 401(k) feature, the Duolingo Retirement Plan (the "Plan"), for eligible employees. The current Plan, effective January 1, 2021, provides for Company safe harbor matching contributions of 100% of the first 4% of the employees' elective deferrals and 50% of the next 2%, with vesting starting upon the first day of employment. The Company also has the option to make discretionary matching or profit sharing contributions. The Company made safe harbor matching contributions of approximately $8,298, $6,965, $5,908 and during the years ended December 31, 2025, 2024, and 2023, respectively. The Company did not make any discretionary matching or profit sharing contributions during the years ended December 31, 2025, 2024, or 2023.

## 13. EARNINGS PER SHARE

Basic and diluted net income per share attributable to common stockholders is presented in conformity with the two-class method required for participating securities.

Basic net income per share attributable to common stockholders is calculated by dividing the net income by the weighted-average number of shares of common stock outstanding during the period, less shares subject to repurchase. The diluted net income per share attributable to common stockholders is calculated by giving effect to all potential dilutive common stock equivalents outstanding for the period. The rights, including the liquidation and dividend rights, of the holders of Class A and Class B common stock are identical, except with respect to voting and conversion. Each share of Class A common stock is entitled to one vote per share and each share of Class B common stock is entitled to 20 votes per share. Each share of Class B common stock is convertible into a share of Class A common stock voluntarily at any time by the holder, and automatically upon certain events. The Class A common stock has no conversion rights. As the liquidation and dividend rights are identical for Class A and Class B common stock, the undistributed earnings are allocated on a proportional basis and the resulting net income per share attributable to common stockholders will, therefore, be the same for both Class A and Class B common stock on an individual or combined basis.

| | Year Ended December 31, | | |
|---|---|---|---|
| *(In thousands, except per share data)* | 2025 | 2024 | 2023 |
| Numerator: | | | |
| Net income attributable to Class A and Class B common stockholders | $ 414,065 | $ 88,574 | $ 16,067 |
| Denominator: | | | |
| Weighted-average shares in computing net income per share attributable to Class A and Class B common stockholders, basic | 45,773 | 43,504 | 41,451 |
| Effect of dilutive securities | | | |
| Founder awards where performance has been met | 360 | 360 | 270 |
| Dilutive effect of stock options outstanding (1) | 769 | 1,435 | 2,774 |
| RSUs outstanding | 1,406 | 1,802 | 2,027 |
| Denominator for dilutive net income per common share - weighted-average shares | 48,308 | 47,101 | 46,522 |
| Basic income per common share | $ 9.05 | $ 2.04 | $ 0.39 |
| Diluted income per common share | $ 8.57 | $ 1.88 | $ 0.35 |

(1) The Company had 0.9 million options outstanding as of December 31, 2025. The estimated dilutive effect is calculated as the number of shares expected to be issued upon vesting or exercise, adjusted for the strike price proceeds that are received by the Company and assumed to be used to repurchase shares of Duolingo common stock.

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14. SUBSEQUENT EVENTS Duolingo’s Board of Directors has authorized a share repurchase program of up to $400 million. The program reflects the Company’s commitment to capital allocation, including returning capital to stockholders and managing dilution, while maintaining flexibility to invest in long-term growth. Repurchases under the program may be made from time to time in the open market, through privately negotiated transactions or otherwise. The actual timing, number and value of shares repurchased is subject to various factors such as market conditions, the Company’s capital and liquidity positions, contractual requirements and other considerations. The timing and amount of any repurchases will be determined at the Company’s discretion, and the program does not obligate the Company to acquire any particular amount of shares. The program has no expiration date and may be terminated, modified or discontinued at any time. Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure None. Item 9A. Controls and Procedures Limitations on Effectiveness of Controls and Procedures Our disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving their desired objectives. Management does not expect, however, that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all error and fraud. Any control system, no matter how well designed and operated, is based upon certain assumptions and can provide only reasonable, not absolute, assurance that its objectives will be met. Further, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected. Evaluation of Disclosure Controls and Procedures Our management, with the participation of our principal executive officer and principal financial officer, conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of the end of the period covered by this Annual Report on Form 10-K. Based on that evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this Annual Report on Form 10-K to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms and (ii) accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure. Management’s Report on Internal Control over Financial Reporting Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f) or Rule 15d-15(f). Under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, we have conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Table of Contents 112

Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our internal control over financial reporting was effective as of December 31, 2025. Additionally, Deloitte & Touche LLP, an independent registered public accounting firm, has audited the financial statements included in this Annual Report on Form 10-K and has issued an attestation report on our internal control over financial reporting. This report is included in Part II, Item 8 of this Annual Report on Form 10-K as of December 31, 2025. Changes in Internal Control Over Financial Reporting There were no changes in our internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, during the three months ended December 31, 2025 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Item 9B. Other Information (a) None. (b) Trading Plans On December 11, 2025, William "Bing" Gordon, a member of our Board of Directors, modified his Rule 10b5-1 sales plan (the “Gordon 10b5-1 Sales Plan”) that was originally adopted on June 13, 2025, to extend the expiration date to December 31, 2026. The modified trading arrangement is intended to satisfy the affirmative defense of Rule 10b5-1(c) under the Exchange Act and provides for the sale of up to 40,000 shares of the Company’s Class A common stock. The trading arrangement will remain in effect until the earlier of (i) December 31, 2026, (ii) the completion of all authorized transactions, or (iii) termination in accordance with its terms. No other “officer” (as defined in Rule 16a-1(f) under the Exchange Act) or director of the Company adopted, modified or terminated “Rule 10b5-1 trading arrangements” and/or “non-Rule 10b5-1 trading arrangements” (each as defined in Item 408 of Regulation S-K) during the three months ended December 31, 2025. Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections None. Part III Item 10. Directors, Executive Officers and Corporate Governance The information required by this Item is incorporated by reference to the Company’s 2026 Proxy Statement (the “2026 Proxy Statement”) to be filed with the SEC within 120 days after December 31, 2025. Item 11. Executive Compensation The information required by this Item is incorporated by reference to the 2026 Proxy Statement to be filed with the SEC within 120 days after December 31, 2025. Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters The information required by this Item is incorporated by reference to the 2026 Proxy Statement to be filed with the SEC within 120 days after December 31, 2025. Table of Contents 113

Item 13. Certain Relationships and Related Party Transactions, and Director Independence The information required by this Item is incorporated by reference to the 2026 Proxy Statement to be filed with the SEC within 120 days after December 31, 2025. Item 14. Principal Accountant Fees and Services The information required by this Item is incorporated by reference to the 2026 Proxy Statement to be filed with the SEC within 120 days after December 31, 2025. Item 15. Exhibits, Financial Statement Schedules (a) Documents filed as part of this Annual Report on Form 10-K: (1) Consolidated Financial Statements Our Consolidated Financial Statements are listed in the “Index to Consolidated Financial Statements” under Part II, Item 8 of this Annual Report on Form 10-K. (2) Financial Statement Schedules All financial statement schedules have been omitted because they are not applicable, not material or the required information is shown in Part II, Item 8 of this Annual Report on Form 10-K. (3) Exhibits The documents listed in the Exhibit Index of this Annual Report on Form 10-K are incorporated by reference or are filed with this Annual Report on Form 10-K, in each case as indicated herein (numbered in accordance with Item 601 of Regulation S-K). Item 16. Form 10-K Summary None. Exhibit Index Incorporated by Reference Exhibit Number Exhibit Description Form File No. Date Exhibit Filed Herewith 3.1 Amended and Restated Certificate of Incorporation, as currently in effect 8-K 001-40653 7/30/2021 3.1 3.2 Amended and Restated Bylaws, as currently in effect 8-K 001-40653 12/08/2023 3.3 4.1 Form of Class A Common Stock Certificate S-1/A 333-257483 7/19/2021 4.2 4.2 Amended and Restated Investors’ Rights Agreement, dated November 6, 2020, by and among the Registrant and the investors listed therein S-1/A 333-257483 7/19/2021 4.3 4.3 Description of Registered Securities 10-K 001-40653 3/04/2022 4.3 10.1(a)# 2021 Incentive Award Plan S-1/A 333-257483 7/19/2021 10.3(a) 10.1(b)# Form of Stock Option Grant Notice and Stock Option Agreement under the 2021 Incentive Award Plan S-1/A 333-257483 7/19/2021 10.3(b) Table of Contents 114

Table of Contents

| | | | | | |
|---|---|---|---|---|---|
| 10.1(c)# | Form of Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Award Agreement under the 2021 Incentive Award Plan | S-1/A | 333-257483 | 7/19/2021 | 10.3(c) |
| 10.2(a)# | 2011 Equity Incentive Plan, as amended | S-1/A | 333-257483 | 7/19/2021 | 10.2(a) |
| 10.2(b)# | Form of Stock Option Grant Notice and Stock Option Agreement under 2011 Equity Incentive Plan, as amended | S-1/A | 333-257483 | 7/19/2021 | 10.2(b) |
| 10.2(c)# | Form of Restricted Stock Unit Grant Notice and Restricted Stock Unit Award Agreement under 2011 Equity Incentive Plan, as amended | S-1/A | 333-257483 | 7/19/2021 | 10.2(c) |
| 10.3# | Non-Employee Director Compensation Program | 10-Q | 001-40653 | 5/08/2024 | 10.3 |
| 10.4# | Form of Indemnification Agreement for Directors and Officers | S-1/A | 333-257483 | 7/19/2021 | 10.12 |
| 10.5 (a) | Lease by and between 5704 Penn Office, LLC and Duolingo Inc. dated November 16, 2021 | 10-K | 001-40653 | 3/04/2022 | 10.5 |
| 10.5(b) | Amendment to Office Lease Agreement, dated June 23, 2022 by and between 5704 Penn Office, LLC and the Registrant | 10-K | 001-40653 | 3/01/2023 | 10.8(h) |
| 10.5 (c) | First Amendment to Office Lease Agreement, dated March 4, 2024, by and between 5704 Penn Office, LLC and the Registrant | 10-Q | 001-40653 | 5/08/2024 | 10.1 |
| 10.5 (d) | Second Amendment to Office Lease Agreement, dated March 15, 2024, by and between 5704 Penn Office, LLC and the Registrant | 10-Q | 001-40653 | 5/08/2024 | 10.2 |
| 10.5 (e) | Third Amendment to Office Lease Agreement, dated May 19, 2025, by and between 5704 Penn Office, LLC and the Registrant | 10-Q | 001-40653 | 8/07/2025 | 10.5 |
| 10.6# | Form of Change in Control and Severance Agreement | S-1/A | 333-257483 | 7/19/2021 | 10.14 |
| 10.7(a) | Office Lease Agreement, dated November 18,2015, by and between Alpha 4, L.P. and the Registrant | S-1/A | 333-257483 | 7/19/2021 | 10.1(a) |
| 10.7(b) | Amendment to Office Lease Agreement, dated June 16, 2016, by and between Alpha 4, L.P. and the Registrant | S-1/A | 333-257483 | 7/19/2021 | 10.1(b) |
| 10.7(c) | Second Amendment to Office Lease Agreement, dated October 16, 2017, by and between Alpha 4, L.P. and the Registrant | S-1/A | 333-257483 | 7/19/2021 | 10.1(c) |
| 10.7(d) | Third Amendment to Office Lease Agreement, dated December 31, 2017, by and between Alpha 4, L.P. and the Registrant | S-1/A | 333-257483 | 7/19/2021 | 10.1(d) |
| 10.7(e) | Fourth Amendment to Office Lease Agreement, dated August 10, 2018, by and between Alpha 4, L.P. and the Registrant | S-1/A | 333-257483 | 7/19/2021 | 10.1(e) |
| 10.7(f) | Fifth Amendment to Office Lease Agreement, dated October 22, 2018, by and between Alpha 4, L.P. and the Registrant | S-1/A | 333-257483 | 7/19/2021 | 10.1(f) |
| 10.7(g) | Sixth Amendment to Office Lease Agreement, dated November 8, 2019, by and between Alpha 4, L.P. and the Registrant | S-1/A | 333-257483 | 7/19/2021 | 10.1(g) |
| 10.8 | Spotify-Duolingo Sub-Sublease dated December 18, 2023 | 10-K | 001-40653 | 2/29/2024 | 10.9# |

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Table of Contents

| | | | | | | |
|---|---|---|---|---|---|---|
| 10.9# | Offer Letter by and between the Registrant and Luis von Ahn | S-1/A | 333-257483 | 7/19/2021 | 10.5 | |
| 10.10# | Offer Letter by and between the Registrant and Severin Hacker | S-1/A | 333-257483 | 7/19/2021 | 10.6 | |
| 10.11# | Offer Letter by and between the Registrant and Matthew Skaruppa | S-1/A | 333-257483 | 7/19/2021 | 10.7 | |
| 10.12# | Offer Letter by and between the Registrant and Robert Meese | S-1/A | 333-257483 | 7/19/2021 | 10.8 | |
| 10.13# | Offer Letter by and between the Registrant and Natalie Glance | S-1/A | 333-257483 | 7/19/2021 | 10.9 | |
| 10.14# | Offer Letter by and between the Registrant and Stephen Chen | S-1/A | 333-257483 | 7/19/2021 | 10.10 | |
| 10.15# | Transition and Separation Agreement by and between the Company and Matthew Skaruppa, dated January 9, 2026. | 8-K | 001-40653 | 1/12/2026 | 10.1 | |
| 10.16# | Offer Letter by and between the Company and Gillian Munson, dated January 9, 2026 | 8-K | 001-40653 | 1/12/2026 | 10.2 | |
| 10.17# | Employee Stock Purchase Plan | S-1/A | 333-257483 | 7/19/2021 | 10.4 | |
| 19.1 | Insider Trading Policy | 10-K | 001-40653 | 2/28/2025 | 19.1 | |
| 21.1 | List of Subsidiaries | | | | | X |
| 23.1 | Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm | | | | | X |
| 31.1 | Certification of Principal Executive Officer pursuant to Exchange Act Rule 13a-14(a) | | | | | X |
| 31.2 | Certification of Principal Financial Officer pursuant to Exchange Act Rule 13a-14(a) | | | | | X |
| 32.1* | Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350 | | | | | X |
| 97 | Duolingo, Inc. Policy for recovery of erroneously awarded Compensation | 10-K | 001-40653 | 2/29/2024 | 97 | |
| 101.INS | Inline XBRL Instance Document - the Instance Document does not appear in the interactive data file because its XBRL tags are embedded within the Inline XBRL document | | | | | X |
| 101.SCH | Inline XBRL Taxonomy Extension Schema Document | | | | | X |
| 101.CAL | Inline XBRL Taxonomy Extension Calculation Linkbase Document | | | | | X |
| 101.DEF | Inline XBRL Taxonomy Extension Definition Linkbase Document | | | | | X |
| 101.LAB | Inline XBRL Taxonomy Extension Label Linkbase Document | | | | | X |
| 101.LAB | Inline XBRL Taxonomy Extension Presentation Linkbase Document | | | | | X |
| 104 | Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101) | | | | | X |

*The certification attached as Exhibit 32.1 that accompanies this Annual Report on Form 10-K pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, is not deemed "filed" by the Registrant for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

# Indicates management contract or compensatory plan.

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## Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

**DUOLINGO, INC.**

| | | |
|---|---|---|
| Date: February 26, 2026 | By: | /s/ Luis von Ahn<br>Luis von Ahn<br>Chief Executive Officer<br>(Principal Executive Officer) |
| Date: February 26, 2026 | By: | /s/ Gillian Munson<br>Gillian Munson<br>Chief Financial Officer<br>(Principal Financial Officer and Principal Accounting Officer) |

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

| Signature | Title | Date |
|---|---|---|
| /s/ Luis von Ahn<br>Luis von Ahn | Chief Executive Officer and Director<br>(*Principal Executive Officer*) | February 26, 2026 |
| /s/ Gillian Munson<br>Gillian Munson | Chief Financial Officer<br>(*Principal Financial Officer and Principal Accounting Officer*) | February 26, 2026 |
| /s/ Amy Bohutinsky<br>Amy Bohutinsky | Director | February 26, 2026 |
| /s/ Sara Clemens<br>Sara Clemens | Director | February 26, 2026 |
| /s/ Bing Gordon<br>Bing Gordon | Director | February 26, 2026 |
| /s/ Severin Hacker<br>Severin Hacker | Chief Technology Officer and Director | February 26, 2026 |
| /s/ John Lilly<br>John Lilly | Director | February 26, 2026 |
| /s/ Bonnie Ross<br>Bonnie Ross | Director | February 26, 2026 |
| /s/ Mario Schlosser<br>Mario Schlosser | Director | February 26, 2026 |
| /s/ Jim Shelton<br>Jim Shelton | Director | February 26, 2026 |

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Table of Contents

## Board of Directors

**Luis von Ahn**
Co-founder, Chief Executive Officer & Board Chairman

**Severin Hacker**
Co-founder, Chief Technology Officer & Board Director

**Amy Bohutinsky**
Operating Partner, TCV

**Sara Clemens**
Former CFO, Twitch

**Bing Gordon**
Partner, Kleiner Perkins Caufield & Byers

**John Lilly**
Venture Partner, Greylock Partners

**Bonnie Ross**
Former Corporate Vice President, Microsoft

**Mario Schlosser**
Co-founder and Chief . Technology Officer, Oscar Health, Inc

**Jim Shelton**
CEO, Blue Meridian Partners

## Executive Leadership as of December 31, 2025

**Luis von Ahn**
Co-founder, Chief Executive Officer & Board Chairman

**Severin Hacker**
Co-founder, Chief Technology Officer & Board Director

**Matt Skaruppa**
Former Chief Financial Officer

**Stephen Chen**
General Counsel

**Natalie Glance**
Chief Engineering Officer

**Cem Kansu**
Chief Product Officer

**Robert Meese**
Chief Business Officer

**Manu Orssaud**
Chief Marketing Officer

**Ryan Sims**
Chief Design Officer

**Common Stock Listing**
Listed: NASDAQ Global Market
Symbol: DUOL

**Investor Relations**
ir@duolingo.com

**Corporate Headquarters**
5900 Penn Avenue
Pittsburgh, PA 15206

**Transfer Agent & Registrar**
Equiniti Trust Company, LLC
55 Challenger Road, 2nd Floor
Ridgefield Park, NJ 07660

**Independent Accountants**
Deloitte & Touche LLP
30 Rockefeller Plaza, 41st Floor
New York, NY 10112

**Virtual Annual Meeting**
June 03, 2026
*www.virtualshareholdermeeting.com/DUOL2026*

**A copy of the Company's Form 10-K and Notice and Proxy Statement filed with the SEC will be furnished without charge to any shareholder upon request.**

By Internet: www.proxyvote.com *By Phone: (800) 690-6903*

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